CNT Annual Repo

2001

Information access. Always on with CNT.

CNT is the global specialist in storage networking solutions. For nearly 20 years, businesses around the world have depended on us to improve the way they protect, move, share and manage their business-critical information assets.

We help our clients—from Fortune 500 corporations to Global 2000 businesses—realize a quicker return on their storage network investments through solutions that help speed deployment and technology that lets them leverage existing skills and architecture to implement new storage applications.

A global company based in Minneapolis, Minnesota, CNT has more than 750 employees, four international operating subsidiaries, over 20 international distributors, and customers in 30 countries. CNT is listed on the Nasdaq National Market System under the symbol CMNT.

CNT Revenue
(in millions)


$103.0
$126.0
$176.1
$187.0
98
99
00
01

Revenue by Quarter
(in millions)


$38.6
$44.3
$46.2
$47.0
$29.4
$41.6
$55.4
$60.7
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q
2000
2001

Cash and Marketable Securities
(in millions)


$12.4
$26.9
$150.5
$118.0
98
99
00
01

CNT Strategic Partners

EMC
Hewlett-Packard
IBM/Tivoli
Compaq
Brocade
McData
Veritas
StorageTek
Hitachi Data Systems

Select CNT Customers

AXA Financial
Barclays
Best Buy
Cap Gemini
IBM
The Los Angeles Department of Water and Power
Nasdaq
Ohio Savings Bank
U.S. Bancorp
The U.S. Department of Defense
Verizon
Wal-Mart

(in thousands, except per share data)	2001	2000	1999	1998
Total revenue	$187,023	$176,106	$125,989	$103,021
Earnings (loss) from continuing operations	(11,928)	16,129	4,326	3,359
Diluted earnings (loss) per share from continuing operations	($0.40)	$0.58	$0.17	$0.15
Total assets	269,738	268,623	110,654	87,596
Shareholders' equity	216,643	213,102	78,472	60,558
Operating margin	-6.7%	11.9%	5.1%	4.5%

To Our Shareholders:

2001 was a year unlike any other. Economic and world events altered our lives, our nation and the collective business climate. From a business perspective, we were reminded of one thing: prepare for the unexpected.

For corporations, that means ensuring that information is available anywhere, at anytime, under any circumstance. At CNT, that has been our mission for more than 20 years. We understand that in addition to people, a company's most important asset is its information. Without accurate, timely, complete and accessible information that is secure and available, you don't have a business.

Our focus is to provide information access, always on. We do this by designing, implementing and managing networking solutions that give our customers the information to confidently and enthusiastically drive business results. We do this by seamlessly integrating storage networking products and services into comprehensive solutions that span diverse servers, storage systems and networks—enabling cost-effective, enterprise-wide data access and protection.

CNT's storage infrastructures are utilized by mid- to large-size organizations worldwide in industries such as financial services, government, insurance, manufacturing, retail, telecommunications and utilities. Our customers include AXA Financial, Best Buy, the Los Angeles Department of Water and Power, Verizon and Wal-Mart.

Cost-effective business continuance, disaster recovery and storage architecture solutions are CNT's areas of expertise. Our ability to serve as a resource for disaster recovery and business continuance solutions took on special importance following the tragic events of September 11th. In the wake of the attacks and subsequent loss of power, CNT solutions continued to operate uninterrupted, routing data to remote facilities on behalf of customers located in and around the World Trade Center.

CNT was affected early in 2001 by the economic downturn. However, while many companies continue to be hurt by the business slowdown, our immediate actions and clear focus on our core business ensured that we were well positioned to make the most of the heightened interest in storage, and we finished the year strong. We strengthened our sales force and enhanced our storage services offering by acquiring Articulent, a storage services provider. In addition, we took decisive steps to cut costs, including a workforce reduction, a write-down of non-storage networking product lines, pay reductions and company-wide cuts in discretionary spending. In our fiscal third and fourth quarters we reported record revenue.

"...in addition to people, a company's most important asset is its information."

More important, CNT delivered on three important financial fronts in 2001: revenue growth, return to profitability and positive cash flow by year end.

Additionally, we achieved a number of highlights in fiscal 2001. We:

- Established an industry leadership position in IP storage networking
- Enhanced our storage services offering by acquiring Articulent
- Unveiled our new UltraNet Edge Storage Router product, which drove significant fiscal third and fourth quarter revenue growth
- Implemented a number of large-scale storage solutions for key customers
- Recently completed a convertible note offering to fund future growth initiatives
- Fully divested our non-storage business, Propelis, focusing CNT on storage networking

Financial Performance

For fiscal 2001, CNT achieved record revenues of $187 million, an increase of 6 percent from $176.1 million in fiscal 2000. Excluding special charges, the company reported a net loss from continuing operations of $2.5 million, or $.08 per diluted share, versus net income from continuing operations of $15.9 million, or $.57 per share, for the prior-year period. Results for the year include Articulent revenue and expenses since its acquisition in April 2001.

CNT's storage networking products and support services generated revenues of $136.9 million in fiscal 2001, down from $163.5 million in the year-ago period. The company's storage solutions group, consisting of third-party product reselling, consulting, integration and managed services businesses, generated $50.2 million in revenue for the year, up 297 percent from $12.6 million in the year-ago period.

The sale of Propelis Software Inc., a discontinued operation, to WebMethods and Jacada Ltd. in Feburary and August 2001, respectively, yielded $31.9 million in proceeds.

In February 2002, CNT raised more than $121 million through a private placement of convertible subordinated notes. These proceeds will allow CNT to fund future growth initiatives and pursue complementary product and business acquisitions. As of February 20, 2002, CNT had more than $239 million in cash and marketable securities.

Storage Networking Solutions Highlights

Every day, corporations are faced with the challenge of storing and retrieving massive amounts of information in large-scale storage devices. Increasingly, firms are realizing that fast, secure and reliable access to information and the ability to efficiently and cost-effectively manage that information are as important as the storage itself. In 2001, CNT unveiled the UltraNet Edge Storage Router product, which provides enterprise-wide access to information and helps companies manage their storage infrastructure for maximum performance and efficiency.

We designed the UltraNet Edge Storage Router to help reduce the total cost of ownership of storage networking by leveraging the lower-cost bandwidth offered by IP networks and the performance improvements provided by Fibre Channel. IP networks can lower communications costs by 50 to 90 percent; Fibre Channel speed can deliver information five to 10 times faster than older methods. As a component of CNT's storage solutions, the UltraNet Edge Storage Router supports today's high-speed networking architectures. The leading storage vendors including Brocade, Compaq, EMC and Hewlett-Packard, have certified the UltraNet Edge Storage Router.

The UltraNet Edge Storage Router joins CNT's UltraNet Storage Director as part of our UltraNet family of products that support cost-effective IP storage architectures. The UltraNet Storage Director works at the core of storage infrastructures to create a high-performance, scalable solution that integrates legacy technology with high-speed network technology.

On the consulting and integration side of our business, we successfully implemented many end-to-end storage solutions including one for consumer electronics giant Best Buy Co. The solution, which included a large-scale storage area network (SAN), prepared Best Buy's IT infrastructure for a planned expansion and the relocation of the firm's headquarters. It improved efficiencies by reducing daily backup times by more than 75 percent.

In addition, we implemented a storage networking and disaster recovery solution for Ohio Savings Bank (OSB), one of the nation's 20 largest mortgage lenders, to support its business-critical operations database. OSB needed a fast, reliable connection to send data between its downtown Cleveland headquarters and data center located in Wickliffe, Ohio. With our UltraNet Edge Storage Router, we

CNT IP Sales
Subset of Storage Networking Business
(in millions)



$0
$1.3
$6.9
$20.8
98
99
00
01

connected OSB's Fibre Channel networks together, creating a cost-effective and highly reliable disaster recovery solution.

We also completed a cost-effective disaster recovery solution for the City of Los Angeles Department of Water and Power. The CNT solution improved data integrity, increased system efficiency and decreased the time employees spent maintaining backup tapes.

Company Milestones

With the sale of Propelis, CNT completed its transition to a company exclusively focused on information networking. Developing storage solutions requires the fusion of leading hardware and software with premier networking services. In April 2001, we enhanced our offering by acquiring Articulent, a privately held, leading provider of storage services based in Hopkinton, Massachusetts. The acquisition further strengthens CNT's storage services organization, which now has 300 sales and services professionals in the field, and provides companies with the expertise to manage information enterprise-wide.

We also made significant enhancements to our support services. Unlike the myriad of start-up companies attempting to enter the storage networking market, CNT boasts a renowned support infrastructure. This enables our customers to get not only fail-safe network designs but faster problem diagnosis and resolution worldwide. With CNT, customer resources are freed up for other critical initiatives, and the reliability and availability of their networks are maximized.

Even with a challenging economic environment, CNT continued to expand revenues during the year. We have grown from $82.1 million in revenue in 1996 to $187 million in revenue in fiscal 2001. In recognition of our continued growth, Fortune Small Business magazine named CNT one of "America's 100 Fastest-Growing Small Companies."

In addition, CNT, listed on the Nasdaq National Market System, was selected to open the Nasdaq market in January 2002. CNT was founded in 1983, and since that time, we have grown to over $187 million in revenues, employing more than 750 people globally.

CNT Storage Networking Business
(in millions)


Product
Maintenance
$101.6
75.0
26.6
$121.4
89.2
32.2
$163.5
121.2
42.3
$136.9
92.1
44.8
98
99
00
01

CNT Solutions Business
(in millions)


Product
Services
$1.5
$4.6
$12.6
4.3
8.3
$50.2
37.3
12.9
98
99
00
01

Storage Networking Industry Forecast*
(in millions)


$1,996
$3,095
$4,385
$5,625
01
02
03
04

Storage Services Industry Forecast*
(in millions)


$20,552
$21,132
$22,081
$23,752
01
02
03
04

*IDC, 2001, *Worldwide DiskStorage Systems Forecast and Analysis*

Outlook

Without doubt, the volume of electronic information is rapidly increasing. Even in a down economy, storage area network (SAN) revenues have been the fastest growing segment of the overall storage market. Demand for information storage solutions will continue to mount as organizations create more data and increase the use of data-intensive applications such as data warehousing, continuous net settlement of financial transactions, e-mail, enterprise resource planning and customer relationship management. Analysts predict that total storage spending will increase more than 60 percent by 2004*. CNT offers proven information storage solutions that help businesses cost-effectively manage and leverage their information, and maximize their existing resources and IT investments.

Our goals in 2002 are to:

- Continue to lead the storage networking architecture and infrastructure market with new products, services and comprehensive solutions
- Further enhance our business continuance and disaster recovery expertise as we explore areas of opportunity such as Network Managed Services
- Explore acquisition opportunities with companies focused on networking products, services and information management to further expand the portfolio of our solutions
- Uphold our passion for service by delivering quality information networking solutions that drive superior business results

Our sector of IT has shown signs of improving. Although we have not yet returned to robust levels of growth, our pipeline of opportunities is strong, and our goal is to continue to grow CNT by 25 percent year-over-year. We have a strong balance sheet and cash position that will enable us to fund future growth initiatives. While there remains some economic uncertainty and continued technology change, we are confident in the strength of the storage networking solutions and CNT's innovation and expertise.

At CNT, we are the information networking experts. We have the knowledge, experience, products and relationships with leading storage vendors and communications carriers to deliver significant long-term growth.

We are more focused now than ever. We have repositioned the company in a market segment that is easily 10-times larger and faster growing. As a trusted business partner, we are positioned to seek more of our customers' spending in information networking. CNT is indeed stepping out and providing the world with information access.

I would like to thank our shareholders and customers for their continuing support, and our strong management team and employees for their continuing dedication and hard work.

Sincerely,

Thomas G. Hudson
President, Chief Executive Officer
and Chairman of the Board

April 16, 2002



Team CNT — On the Go and Stepping Out!

Kevin Hansen Senior Director of Human Resources	**Julie Quintal** V.P. of Quality and Business Process	**Paul Martin** V.P. of Engineering Operations	**Jeff Bertelsen** Corporate Controller and Treasurer	**David Barton** V.P. of Northeast Field Operations	**Rob Beyer** V.P. of Global Services	**Ernie Parsons** V.P. Strategy and Business Development Solutions
Bill Collette CTO and V.P. of Advanced Technology	**Jim Morin** V.P. of Strategic Planning	**Nick Ganio** Group V.P. of Worldwide Sales, Marketing and Services	**Tom Hudson** President, CEO and Chairman of the Board	**Greg Barnum** CFO, V.P. of Finance and Corporate Secretary	**Mark Knittel** Group V.P. of Worldwide Product Operations	**Barbara Schmit** CIO

*Aberdeen group, February 2002

Corporate Headquarters

Minneapolis, MN

Subsidiaries

Caringbah, Australia
Paris, France
Dietzenbach, Germany
Langley, UK

Integration Solution Center

Minneapolis, MN
Hopkinton, MA

24x7 Call Centers

Minneapolis, MN
Hopkinton, MA
Langley, UK

Branch Offices

Los Angeles, CA
San Franscisco, CA
Meridan, CT
Denver, CO
Chicago, IL
Atlanta, GA
Hopkinton, MA
Rockville, MD
Berkeley Heights, NJ
New York, NY
Dallas, TX

Distributors

Buenos Aires, Argentina
Brussels, Belgium
Rio de Janiero, Brazil
Hong Kong (China)
Paphos, Cyprus
Prague, Czech Republic
Copenhagen, Denmark
Athens, Greece
Tel-Aviv, Israel
Milan, Italy
Tokyo, Japan
Mexico City, Mexico
Oslo, Norway
Warsaw, Poland
Lisbon, Portugal
Hato Rey, Puerto Rico
Moscow, Russia
Johannesburg, South Africa
Seoul, South Korea
Barcelona, Spain
Madrid, Spain
Stockholm, Sweden
Versoix, Switzerland
Taipei, Taiwan R.O.C.
Bangkok, Thailand
Istanbul, Turkey
Dubai, United Arab Emirates
Caracas, Venezuela

Principal Outside Counsel

Leonard, Street and Deinard
Professional Association
Minneapolis, Minnesota

Independent Auditors

KPMG LLP
Minneapolis, Minnesota

Transfer Agent

Shareholder inquiries relating to shareholder records, stock transfer, change of ownership or change of address should be directed to the company's transfer agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(888) 213-0965
www.mellon-investor.com

Form 10-K

A copy of our annual report on Form 10-K, filed with the Securities and Exchange Commission, will be furnished free of charge to any CNT shareholder upon request to:

Investor Relations
CNT
6000 Nathan Lane North
Minneapolis, MN 55442
USA

(763) 268-6111
investor_relations@cnt.com

View at www.cnt.com

Investor Inquiries

Shareholders, securities analysts, portfolio managers and others in the investment community seeking information about CNT should contact Investor Relations at (763) 268-6111 or by e-mail at: investor_relations@cnt.com.

Annual Meeting

Shareholders, employees and friends are invited to attend:

CNT's annual meeting on Tuesday, June 25, 2002, at 10:00 a.m. at CNT's Corporate Headquarters in the Minneapolis suburb of Plymouth, Minnesota.

Corporate Location

CNT
6000 Nathan Lane North
Minneapolis, Minnesota, 55442
USA
Tel: 763-268-6000
Fax: 763-268-6800

Board of Directors

Thomas G. Hudson
Chairman of the Board

Patrick W. Gross
Founder and Chairman, Executive Committee American Management Systems, Inc.

Erwin A. Kelen
Investor/Business Advisor Quatris Fund

Lawrence A. McLernon
Executive Vice President of Dynegy Inc. and Chairman and CEO of Dynegy Global Communications

John A. Rollwagen
Investor/Business Advisor Quatris Fund

Management

Thomas G. Hudson
President, Chief Executive Officer and Chairman of the Board

Gregory T. Barnum
Chief Financial Officer, Vice President of Finance and Corporate Secretary

David B. Barton
Vice President of Northeast Field Operations

Jeffrey A. Bertelsen
Corporate Controller and Treasurer

Robert R. Beyer
Vice President of Global Services

William C. Collette
Chief Technology Officer and Vice President of Advanced Technology

Nick V. Ganio
Group Vice President of Worldwide Sales, Marketing and Services

Kevin J. Hansen
Senior Director of Human Resources

Mark R. Knittel
Group Vice President of Worldwide Product Operations

Paul J. Martin
Vice President of Engineering Operations

James I. Morin
Vice President of Strategic Planning

Ernest J. Parsons
Vice President Strategy and Business Development Solutions

Julie C. Quintal
Vice President of Quality and Business Process

Barbara L. Schmit
Chief Information Officer

CNT www.cnt.com

Computer Network Technology Corporation
6000 Nathan Lane North
Minneapolis, Minnesota 55442
(763) 268-6000

May 10, 2002

Dear Shareholder:

You are cordially invited to attend the annual meeting of Shareholders of Computer Network Technology Corporation at our headquarters, 6000 Nathan Lane North, in the Minneapolis suburb of Plymouth, Minnesota, on Tuesday, June 25, 2002, beginning at 10:00 a.m. Please refer to the map in the back of this proxy statement for directions to our headquarters.

The Secretary's Notice of Annual Meeting and the Proxy Statement that appear on the following pages describe the matters scheduled to come before the meeting. At the meeting, I will discuss our performance in fiscal year 2001 and report on current items of interest to our shareholders. In addition, certain members of our board and our executives, as well as representatives of KPMG LLP, our independent auditors, will be available to answer your questions.

I hope you will be able to attend the meeting in person and look forward to seeing you. **Please either sign and return the accompanying card in the postage-paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted, even if you plan to attend the meeting.** This will ensure representation of your shares if you are unable to attend. Instructions on how to vote your shares by telephone or via the Internet are on the proxy card. If you attend the meeting you may withdraw any proxy previously given and vote your shares in person.

On behalf of your board and our employees, thank you for your continued support of and interest in Computer Network Technology Corporation.

Sincerely,

Thomas G. Hudson
Chairman of the Board, President
and Chief Executive Officer

Computer Network Technology Corporation
6000 Nathan Lane North
Minneapolis, Minnesota 55442
(763) 268-6000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 25, 2002

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Computer Network Technology Corporation, a Minnesota corporation, will be held on Tuesday, June 25, 2002 at our headquarters at 6000 Nathan Lane North, in the Minneapolis suburb of Plymouth, Minnesota, beginning at 10:00 a.m. for the following purposes:

(1) To fix the number of directors at five and to elect five persons to our Board to serve until the next annual meeting of the shareholders;

(2) To amend our 1992 Employee Stock Purchase Plan to increase the number of shares authorized for issuance thereunder by 400,000 to 1,500,000;

(3) To adopt our 2002 Stock Award Plan, with an initial share authorization for issuance thereunder of 1,000,000 shares;

(4) To ratify and approve the appointment of KPMG LLP as independent auditors for our fiscal year ending January 31, 2003; and

(5) To transact other business that may properly come before the meeting.

Shareholders of record as of the close of business on April 26, 2002 are the only persons entitled to notice of and to vote at the meeting.

Whether or not you expect to attend the meeting, please either sign and return the accompanying card in the postage-paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted. If you later desire to revoke your proxy, you may do so at any time before it is exercised.

By Order of the Board of Directors

Gregory T. Barnum
Vice President of Finance, Chief Financial Officer
and Corporate Secretary

May 10, 2002
Minneapolis, Minnesota

Computer Network Technology Corporation
6000 Nathan Lane North
Minneapolis, Minnesota 55442
(763) 268-6000

PROXY STATEMENT

Annual Meeting of Shareholders
June 25, 2002

GENERAL

This Proxy Statement is furnished in connection with the solicitation by the board of directors of Computer Network Technology Corporation of proxies to be voted at our Annual Meeting of Shareholders to be held on Tuesday, June 25, 2002 at our headquarters located at 6000 Nathan Lane North, Plymouth, Minnesota, beginning at 10:00 a.m. (local time), and at any adjournments thereof. This proxy statement and the accompanying proxy card are furnished in connection with the proxy solicitation and are being mailed to shareholders beginning approximately May 10, 2002. **The board recommends that shareholders vote in favor of items 1, 2, 3 and 4.** Shares represented by properly executed and returned proxies will, unless otherwise specified on the proxy card, be voted FOR all of the nominees listed in item 1 and FOR Items 2, 3 and 4, as set forth on the proxy card, and will be voted in the discretion of the proxy holders as to any other matter that may properly come before the annual meeting. A shareholder voting through a proxy who abstains with respect to a certain proposal is considered to be present and entitled to vote on such proposal at the meeting, and is in effect a negative vote, but a shareholder (including a broker) who does not give authority to a proxy holder to vote, or withholds authority to vote, on a certain proposal shall not be considered present and entitled to vote on any such proposal.

The proxy may be revoked at any time prior to its exercise by providing written notice of revocation or another proxy bearing a later date to the Secretary of Computer Network Technology Corporation at the address set forth above or at the annual meeting.

We will pay expenses incurred in connection with the solicitation of proxies. Proxies are being solicited by mail. In addition, our directors, officers and other employees may solicit proxies personally or by telephone without additional compensation to them. We have requested brokerage houses, nominees, custodians, and fiduciaries to forward solicitation material to the beneficial owners of our common stock and will reimburse such persons for their expenses.

CNT is pleased to offer its shareholders the opportunity to receive shareholder communications electronically. By signing up for electronic delivery of documents such as the annual report and the proxy statement, you can receive shareholder communications as soon as they are available without waiting for them to arrive in the mail, and submit your shareholder votes online. You can also reduce the number of bulky documents in your personal files, eliminate duplicate mailings, conserve natural resources, and help reduce our printing and mailing costs. To sign up for electronic delivery, visit http://eproxy.com/cnt and enter information for all your CNT shareholdings. Your enrollment will be effective until canceled. If you have questions about electronic delivery, please call CNT Investor Relations at (763) 268-6130. By accepting CNT annual meeting materials online, you may incur costs from service providers such as your Internet access provider and your telephone company.

Shareholders of record as of the close of business on April 26, 2002 are the only persons entitled to vote at the annual meeting. As of that date, there were issued and outstanding 30,487,121 shares of our common stock, our only authorized and issued voting security. Each shareholder is entitled to one vote for each share held.

ELECTION OF DIRECTORS
(Item 1 on proxy card)

Our by-laws provide that the number of directors that constitute our board shall be fixed from time to time by our shareholders and that directors shall be elected at the annual meeting and shall hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Our board recommends that the number of directors constituting our board be set at five and nominates the five persons named below for election as directors. **Our board recommends a vote for the election of all nominees.**

The accompanying proxy will be voted in favor of the election of the following nominees as directors, each of whom is currently a director, unless the shareholder giving the proxy indicates to the contrary on the proxy. All nominees have agreed to stand for election at the annual meeting. If any nominee is not available as a candidate for director at the time of the annual meeting, the proxies will be voted for another nominee designated by our board to fill such vacancy, unless the shareholder giving the proxy indicates to the contrary on the proxy.

The affirmative vote of the holders of a majority of the voting power of the outstanding shares of our common stock entitled to vote on the election of directors and present, in person or by proxy, at the annual meeting is required to elect each of the five nominees named below.

Nominees to the Board

Thomas G. Hudson, 55, has served as our President and as our Chief Executive Officer since June 1996, as a director since August 1996 and as our Chairman of the Board since May 1999. From 1993 to June 1996, Mr. Hudson served as Senior Vice President of McGraw Hill Companies, a leading information services provider, serving also as General Manager of its F.W. Dodge Division, and as Senior Vice President, Corporate Development. From 1968 to 1993, Mr. Hudson served in a number of management positions at IBM Corporation, most recently as Vice President Services Sector Division. Mr. Hudson's IBM career included varied product development, marketing and strategic responsibilities for IBM's financial services customers and extensive international and large systems experience. Mr. Hudson is a graduate of the University of Notre Dame and New York University. Mr. Hudson attended the Harvard Advanced Management Program in 1990. Mr. Hudson also serves on the boards of directors of Ciprico, Inc. and Lawson Software, Inc.

Patrick W. Gross, 57, has been a director since July 1997. Mr. Gross founded American Management Systems, Inc. (AMS) in 1970 where he serves as Chairman of the Executive Committee and Principal Executive Officer. AMS is a management consulting and systems integration firm applying information technology to business and management in both the public and private sectors. Between July 1968 and May 1970, Mr. Gross served on the staff of the U.S. Secretary of Defense in the Office of Systems Analysis. Mr. Gross is Chairman of Baker & Taylor Holdings, Inc., a private company, and serves as a director of Capital One Financial Corporation, Mobius Management Systems, Inc. and Liquidation Services, Inc. Mr. Gross is a graduate of Rensselaer Polytechnic Institute, University of Michigan and Stanford University.

Erwin A. Kelen, 66, has been a director since June 1988. Mr. Kelen is President of Kelen Ventures and a principal with Quatris Fund, both private investment entities. Mr. Kelen is a private investor active in venture capital investments, investment management and helping small companies grow. From 1984 to 1990, Mr. Kelen was President and Chief Executive Officer of DataMyte Corporation, a wholly owned subsidiary of Allen Bradley Co. Mr. Kelen is also a director of Printronix, Inc., Insignia Systems, Inc. and CyberOptics Corporation. Mr. Kelen is a graduate of the Technical University of Budapest and the University of Minnesota Graduate School.

John A. Rollwagen, 61, has been a director since June 1993 and served as our Chairman of the Board from December 1995 to May 1999. Mr. Rollwagen is a private investor and principal with Quatris Fund, a private investment entity. From January 1993 to May 1993, Mr. Rollwagen served as US. Department of Commerce Deputy Secretary-Designate. Beginning in 1975, Mr. Rollwagen served in executive capacities with Cray Research, Inc. Mr. Rollwagen served as Chairman and Chief Executive Officer of Cray from 1981 to 1993. Mr. Rollwagen serves as a director of Lexar Media, Inc. and PartnerRe Ltd., as well as several private companies. Mr. Rollwagen is a graduate of The Massachusetts Institute of Technology and Harvard Graduate School of Business Administration.

Lawrence A. McLernon, 63, was appointed director in September 2001. Mr. McLernon is Executive Vice President of Dynegy Inc. and Chairman and Chief Executive Officer of Dynegy Global Communications, a principal business segment of Dynegy Inc. Mr. McLernon has served as an employee of Dynegy Inc. since September 2000. Prior to joining Dynegy Inc., Mr. McLernon was Chairman, President and Chief Executive Officer of Extant, Inc. between September 1998 and September 2000. Mr. McLernon began his career in the Bell system with assignments in New York Telephone and Bell Telephone Laboratories. Mr. McLernon is a director of various private companies. Mr. McLernon holds a bachelor's degree from St. Bonaventure University.

Meetings and Committees of our Board

The board held seven meetings during fiscal year 2001 and otherwise conducted business by written resolutions signed by all directors. Each director attended at least 75% of the total number of meetings of the board plus the total number of meetings of all committees of our board on which he served.

The audit committee of our board recommends to our board the selection of independent auditors, reviews the activities and reports of the independent auditors, and reviews our internal accounting controls. The audit committee is comprised of Messrs. Gross, Kelen, McLernon and Rollwagen. The audit committee held two meetings in fiscal year 2001.

The compensation committee of our board is comprised of Messrs. Gross, Kelen, McLernon and Rollwagen. The primary purpose of this committee is set forth in the "Report on Executive Compensation" contained in this Proxy Statement. The compensation committee held one meeting in fiscal year 2001 and otherwise conducted business by written resolutions signed by the Committee members.

Mr. Lawrence Perlman served on our audit and compensation committees until his retirement from our board in June 2001. Mr. McLernon has served on the audit and compensation committees since his appointment to our board in September 2001.

Our Board does not have a standing nominating committee.

Compensation of Directors

Directors who are not employees receive a retainer of $5,000 per quarter, plus reimbursement of out-of-pocket expenses incurred on our behalf. During fiscal year 2001, each of our non-employee directors also received an option to purchase 20,000 shares of our common stock under our 1992 Stock Award Plan with the exception of Mr. McLernon. Mr. McLernon received a prorated option of 16,667 shares of our common stock under our 1992 Stock Award Plan based on his appointment to our board on September 4, 2001. In addition, Mr. McLernon also received a one-time initial director option under our 1992 Stock Award Plan to purchase 50,000 shares of our common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 1, 2002, certain information with respect to all shareholders known to us to have been beneficial owners of more than 5% of our common stock, for each director and each executive officer named in the Summary Compensation Table on page 8, and all directors and executive officers as a group. Unless otherwise indicated, each person named in the table has sole voting and investment power as to the common stock shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
Kopp Investment Advisors[1] 7701 France Avenue South, Suite 500 Edina, Minnesota 55435	5,179,034	17.01%
Massachusetts Financial Services Company[2] 500 Boylston Street Boston, Massachusetts 02116	3,163,674	10.39%
Merrill Lynch & Co., Inc.[3] World Financial Center, North Tower 250 Vesey Street New York, NY 10381	1,775,804	5.83%
Thomas G. Hudson[4]	668,746	2.15%
Erwin A. Kelen[5],[12]	479,577	1.56%
John A. Rollwagen[5]	215,000	*
Nick V. Ganio[6]	173,378	*
Patrick A. Gross[5],[12]	145,834	*
Mark R. Knittel[7]	145,730	*
Gregory T. Barnum[8]	125,600	*
William C. Collette[9]	98,101	*
Lawrence McLernon[5]	27,778	*
All executive officers and directors as a group (10 persons)[10][11]	2,093,525	6.51%

* Represents beneficial ownership of less than one percent of the outstanding common stock.

(1) According to a Schedule 13G filed with the SEC on January 23, 2002, Leroy C. Kopp and Kopp Investment Advisors, Inc, are deemed to have beneficial ownership of 5,179,034 shares of our common stock.

(2) According to a Schedule 13G/A filed with the SEC on February 12, 2002, Massachusetts Financial Services Company, a registered investment advisor, is deemed to have beneficial ownership of 3,163,674 shares of our common stock.

(3) According to a Schedule 13G filed with the SEC on February 5, 2002, Merrill Lynch & Co., Inc., is deemed to have beneficial ownership of 1,775,804 shares of our common stock.

(4) Includes 597,406 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options that are currently exercisable or are exercisable within 60 days. Also includes 4,411 shares held by Fidelity Investments as trustee of our 401(k) plan.

(5) Includes 266,667, 27,778, 210,000, 145,834 shares of common stock that may be acquired upon the exercise of non-qualified stock options held by Messrs. Kelen, McLernon, Rollwagen, and Gross, respectively. These options are currently exercisable or are exercisable within 60 days. Also includes 5,000 shares of common stock beneficially owned by Mr. Rollwagen in his individual retirement account. On May 3, 2002 our Board of Directors granted Mr. Kelen a non-qualified option to purchase 50,000 shares of our common stock at a price of $8.77 per share in consideration of his special participation on our Board of Directors and in consideration of such services to be performed in the

future. This option has a ten-year term and vests ratably over a four year period. Mr. Kelen has resigned from the board's compensation committee and audit committee.

(6) Includes 171,439 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options that are currently exercisable or are exercisable within 60 days.

(7) Includes 106,251 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options that are currently exercisable or are exercisable within 60 days.

(8) Includes 113,751 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options that are currently exercisable or are exercisable within 60 days. Also includes 1,099 shares of common stock held by Fidelity Investments as trustee of our 401(k) plan.

(9) Includes 88,748 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options that are currently exercisable or are exercisable within 60 days.

(10) Includes 5,510 shares of common stock held by Fidelity Investments as trustee of our 401(k) plan for the benefit of Messrs. Hudson and Barnum.

(11) Includes 1,739,405 shares of common stock that may be acquired upon exercise of incentive and non-qualified stock options. These options, including those discussed above, are currently exercisable, or become exercisable within 60 days. Includes only executive officers and directors as of April 1, 2002.

(12) Messrs. Kelen and Rollwagen have effective 10(b)5-1 trading plans under which an aggregate of 215,000 shares of our common stock (as of April 1, 2002) may be sold. The terms of these plans have previously been disclosed by us pursuant to a filing of Form 8-K on February 11, 2002.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of our common stock, to file periodic reports of ownership and changes in ownership with the Securities and Exchange Commission. During fiscal year 2001, based solely on our review of the copies of such reports received by us and of written representations from certain reporting persons regarding filings required to be made by such persons, we believe that all persons made all filings required under Section 16(a) with respect to our common stock.

REPORT ON EXECUTIVE COMPENSATION

Overview

The compensation committee of the CNT board is comprised entirely of independent, outside directors and is responsible for recommending to the board our executive compensation philosophy, for determining all aspects of the Chief Executive Officer's compensation, and for review and approval of recommendations for compensation paid to other executives. The compensation committee is also responsible for administering our stock-based compensation plans. During fiscal year 2001, the compensation committee was comprised of Messrs. Gross, Kelen and Rollwagen. In addition, Mr. Lawrence Perlman served on the compensation committee until he retired from the board in June 2001. Mr. Lawrence McLernon has served on the compensation committee since his appointment to the board in September 2001.

The primary objectives of executive compensation are to provide compensation that will attract, retain, reward and motivate a highly effective executive team who will lead CNT in achieving our business goals in a highly competitive and rapidly changing industry; to ensure that compensation opportunities for executives are competitively positioned and yet reasonable in light of its objectives; and to emphasize and reinforce the link of pay for individual and company performance.

The compensation committee believes that CNT's executive compensation program provides an overall level of compensation opportunity that is competitive with comparably sized companies within the computer industry.

Components of Executive Compensation

Our total compensation for executives consists of annual cash compensation in the form of base salaries and bonuses, and long-term incentives in the form of participation in our executive deferred compensation plan and options to acquire common stock. In addition, executives are provided with the same level and types of benefits that are generally available to other employees. CNT's executive compensation strategy is designed to base a significant portion of an executive's overall compensation on our financial performance. The following sections describe each component of executive compensation.

Annual Cash Compensation

Base salary and bonuses are established for CNT's executives each year based on the executive's job responsibilities, level of experience, overall performance and contributions, future potential, as well as information obtained with respect to competitive pay practices. Comparative compensation data was derived from an analysis of external compensation surveys encompassing companies of similar size and industry, and from outside consultants. Bonuses may be based on a combination of CNT's annual bonus plan, individual performance bonuses or sales commissions. For fiscal year 2001, base salaries and bonuses for CNT's executives, other than its Chief Executive Officer, were recommended to the compensation committee by CNT's Chief Executive Officer, after consideration was given to the factors noted above and consultation with our Senior Director of Human Resources.

CNT's annual bonus plan is an incentive program which provides executives and other key contributors with the opportunity to earn a cash bonus if we achieve certain levels of performance measurements, with the level of bonus payment specifically tied to achievement of these measures. For fiscal year 2001, the key performance measurements were revenue growth and pre-tax profitability. For fiscal year 2002, the key performance measurement is pre-tax profitability.

The annual bonus for an executive is determined by multiplying their eligible base compensation by our annual bonus plan factor and their individual annual bonus participation rate. CNT's annual bonus plan factor is based on a chart which outlines payout percentages for achievement of defined levels of the key performance measurements. The annual bonus participation rate for each executive is based on the executive's expected level of contribution to our overall financial performance.

For fiscal year 2001, CNT's annual bonus plan factor was 48% and the individual annual bonus participation rates for executives ranged from 30% to 70%. An executive having eligible compensation of $150,000 and an annual bonus participation rate of 40% would have earned a fiscal year 2001 annual bonus of $28,800.

In addition, certain executives earned commissions and other bonuses in fiscal year 2001 by achieving various predetermined goals and objectives. For example, CNT's Group Vice President of Worldwide Sales, Marketing and Services earned commissions and bonuses in fiscal year 2001 by achieving various revenue objectives.

During the first fiscal quarter of 2001, CNT's executive team initiated an overall cost reduction plan to reduce CNT's quarterly expenses. As part of this plan, the executive management team's annual base salaries were reduced by 10% effective May 1, 2001.

Long Term Incentives

Stock options are a key tool to recruit, retain, and motivate executive officers and other key employees. The compensation committee determines the timing and number of stock option grants for our executives, including CNT's Chief Executive Officer, based on the anticipated contribution of the executive to our overall financial performance and their level of responsibility within CNT. In determining the number of options to be granted, the compensation committee also takes into consideration the number of options then held by the executive. All stock options granted have an exercise price equal to fair market value on the date of grant, generally vest over a four year period and expire ten years from the date of grant.

In fiscal 2001, options to purchase 630,000 shares of common stock were granted to selected members of the executive team at an exercise price of $8.78 and vest ratably over a four-year period from the grant date. CNT also granted the executive team options to purchase 14,265 shares of common stock in lieu of the 10% salary reduction taken in the first fiscal quarter of 2001. These options were granted at a rate of .125 shares for every $1.00 in salary reduction and vest ratably over a two-year period.

CNT's executive deferred compensation plan provides eligible executives with the opportunity to defer compensation and receive a matching contribution equal to 20% of deferrals, up to an annual maximum of $10,000 per year. The matching contribution is fully vested after four years of service.

Compensation for CNT's President and Chief Executive Officer

The fiscal year 2001 compensation plan for CNT's President and Chief Executive Officer, Thomas G. Hudson, included annual base salary of $297,000 and participation in CNT's annual bonus plan at a rate of 70%. During the first fiscal quarter of 2001, Mr. Hudson's annual base salary was reduced by 10% or $33,000, from $330,000. This was part of an overall cost reduction plan to reduce CNT's quarterly expenses. Mr. Hudson's participation in CNT's annual bonus plan will remain at 70% for fiscal year 2002. There were 274,129 stock options granted to Mr. Hudson in fiscal year 2001. Mr. Hudson did not receive a stock option grant in fiscal year 2000. The option grants made to Mr. Hudson were based upon his performance and leadership with the company, along with the 10% salary reduction taken in the first fiscal quarter of 2001. The grants placed a significant portion of his total compensation at risk, since the options' value depends on the appreciation of our common stock over the option term.

Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) limits the deductibility of compensation over $1 million paid by a company to an executive officer in certain circumstances. Because CNT's Stock Award Plan has been approved by CNT's shareholders and because the maximum number of shares that may be awarded to any employee or other participant under our stock award plan in any calendar year is limited to 750,000 shares, the compensation committee believes that compensation with respect to any stock options granted to executive officers will qualify as performance-based compensation not subject to the $1 million limit under Section 162(m). The compensation committee does not otherwise currently have a policy with respect to Section 162(m) because the compensation committee believes that it is unlikely that such limit will apply to compensation paid by us to any of our executive officers for at least the current year.

PATRICK A. GROSS
ERWIN A. KELEN
LAWRENCE MCLERNON
JOHN ROLLWAGEN
Members of the Compensation Committee

SUMMARY COMPENSATION TABLE

The following table sets forth for our Chief Executive Officer and our four other most highly compensated executive officers information concerning compensation earned for services in all capacities during fiscal year 2001, as well as compensation earned by each such person for the three previous fiscal years (if the person was the Chief Executive Officer or another executive officer during any part of such fiscal year):

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Shares Underlying Options (#)	All Other Compensation ($)
Thomas G. Hudson[(1)]	2001	$305,250	$102,564	$(102,016)	274,129	$12,500
Chairman of the Board,	2000	$330,000	$201,201	$(139,708)	—	$14,000
President and Chief Executive Officer	1999	$330,000	$ 11,880	$ 25,689	300,000	$11,000
Nick V. Ganio[(2)]	2001	$212,750	$205,760	$ 3,807	92,878	$12,366
Group Vice President of	2000	$230,000	$270,777	$ (7,123)	—	$12,842
Worldwide Sales, Marketing and Services	1999	$192,500	$239,335	$ 10,209	30,000	$11,000
Mark R. Knittel[(3)]	2001	$185,000	$121,080	$ (13,778)	92,503	$ 8,000
Group Vice President of	2000	$200,000	$115,660	$ (14,387)	—	$ 6,003
Worldwide Product Operations	1999	$180,000	$ 5,400	$ 5,791	90,000	$ 1,000
William C. Collette[(4)]	2001	$166,500	$ 83,931	$ (7,281)	92,252	$ 2,932
Chief Technology Officer	2000	$180,000	$ 83,052	$ (9,468)	—	$ 2,304
and Vice President of Advanced Technology	1999	$165,000	$ 29,012	$ 4,998	45,000	$ 2,313
Gregory T. Barnum[(5)]	2001	$185,000	$203,280	$ (10,782)	92,503	$ 4,690
Chief Financial Officer	2000	$200,000	$ 93,800	$ (3,971)	—	$ 2,700
Vice President of Finance and Corporate Secretary	1999	$190,000	$ 4,560	$ 3,064	90,000	$ 1,960

(1) Mr. Hudson's bonus in fiscal year 2001 consists of a $102,564 annual bonus. Other annual compensation in fiscal year 2001 consisted of a decline in value under our executive deferred compensation plan. All other compensation in fiscal year 2001 consisted of a $2,500 401(k) match and a $10,000 executive deferred compensation match.

(2) Mr. Ganio's bonus in fiscal year 2001 consisted of a $44,933 annual bonus and $160,827 of sales commissions and bonuses. Other annual compensation in fiscal year 2001 consisted of a decline in value under our executive deferred compensation plan. All other compensation in fiscal year 2001 consisted of a $2,366 401(k) match and a $10,000 executive deferred compensation match.

(3) Mr. Knittel's bonus in fiscal year 2001 consisted of a $26,640 annual bonus and $94,440 of performance bonus. Other annual compensation in fiscal year 2001 consisted of a decline in value under our executive deferred compensation plan. All other compensation in fiscal year 2001 consisted of a $2,317 401(k) match and a $5,683 executive deferred compensation match.

(4) Mr. Collette's bonus in fiscal year 2001 consisted of a $23,976 annual bonus and $59,955 of performance bonus. Other annual compensation" in fiscal year 2001 consisted of a decline in value under our executive deferred compensation plan. All other compensation in fiscal year 2001 consisted of a $2,425 401(k) match and a $507 executive deferred compensation match.

(5) Mr. Barnum's bonus in fiscal year 2001 consisted of a $53,280 annual bonus and $150,000 of performance bonus. Other annual compensation in fiscal year 2001 consisted of a decline in value under our executive deferred compensation plan. All other compensation in fiscal year 2001 consisted of a $3,250 401(k) match and a $1,440 executive deferred compensation match.

OPTION TABLES

The following tables summarize stock option grants and exercises during fiscal year 2001 to or by the named officers and certain other information relative to such options.

Options Grants in Fiscal Year 2001

Name	Individual Grants: Number of Shares Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price[3]	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[4]: 5%	10%
Thomas G. Hudson[1]	270,000	9.27%	$ 8.78	April 4, 2011	$1,490,858	$3,778,126
[2]	4,129	.14%	$10.01	April 25, 2011	$ 25,993	$ 65,871
Nick V. Ganio[1]	90,000	3.09%	$ 8.78	April 4, 2011	$ 496,953	$1,259,375
[2]	2,878	.10%	$10.01	April 25, 2011	$ 18,118	$ 45,914
Mark R. Knittel[1]	90,000	3.09%	$ 8.78	April 4, 2011	$ 496,953	$1,259,375
[2]	2,503	.09%	$10.01	April 25, 2011	$ 15,757	$ 39,931
William C. Collette[1]	90,000	3.09%	$ 8.78	April 4, 2011	$ 496,953	$1,259,375
[2]	2,252	.08%	$10.01	April 25, 2011	$ 14,177	$ 35,927
Gregory T. Barnum[1]	90,000	3.09%	$ 8.78	April 4, 2011	$ 496,953	$1,259,375
[2]	2,503	.09%	$10.01	April 25, 2011	$ 15,757	$ 39,931

(1) Subject to acceleration at the discretion of the compensation committee or upon the death or disability of the optionee, each option generally becomes cumulatively exercisable with respect to 25% of the shares covered on each of the first four anniversaries of the grant date.

(2) Subject to acceleration at the discretion of the compensation committee or upon the death or disability of the optionee, each option generally becomes cumulatively exercisable with respect to 50% of the shares covered on December 31, 2001 and 50% on December 31, 2002.

(3) Fair market value per share on the date of grant as determined in accordance with our stock award plan.

(4) The 5% and 10% assumed rate of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

Aggregated Option Exercises In Fiscal Year 2001 and Year-End Option Values

Name	Shares Acquired on Exercise[#]	Value Realized[1]	Number of Shares Underlying Unexercised Options at Fiscal Year-End[#] Exercisable/Unexercisable[3]	Value of Unexercised In-The-Money Options at Fiscal Year-End[2] Exercisable/Unexercisable[3]
Thomas G. Hudson	45,954	$710,941	454,906 / 540,815	$4,824,000 / $4,659,114
Nick V. Ganio	—	—	78,939 / 188,939	$1,061,000 / $2,399,353
Mark R. Knittel	55,000	$771,008	61,251 / 166,252	$ 220,411 / $1,469,290
William C. Collette	13,750	$191,159	54,998 / 137,376	$ 452,186 / $1,394,588
Gregory T. Barnum	9,000	$112,240	84,501 / 168,752	$ 550,256 / $1,490,000

(1) The dollar value realized is equal to the difference between the closing market value on the date the shares were exercised and the exercise price.

(2) The dollar value of unexercised in-the-money options at fiscal year end is equal to the difference between the market value of the shares underlying the options and the exercise price.

(3) This represents options as of the end of fiscal year 2001.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders	3,190,306	$11.03	5,259,694
Equity Compensation Plans Not Approved by Shareholders	2,562,257	$13.17	767,743
Total	5,752,563	$11.99	6,027,437

We have not submitted to our shareholders for approval our 1997 Restricted Stock Plan or our 1999 Non-Qualified Stock Award Plan. Following is a brief description of each such plan.

The 1997 plan generally permits us to make stock awards at the discretion of the compensation committee to full-time employees of CNT, or any subsidiary thereof, who is not, at the time of such award, an officer or director of CNT. Stock awards also may be granted to certain other individuals set forth in the plan, provided that the maximum number of shares that may be granted to any eligible participant under the plan in any fiscal year may not exceed 25,000 shares (subject to adjustment pursuant to the plan). We have reserved a total of 100,000 shares of our common stock for issuance under the 1997 plan. As of April 1, 2002, we have made awards under the 1997 plan equaling a total of 98,100 shares of our common stock.

The 1999 plan generally permits us to make grants in the form of options, restricted stock, stock, or any other stock-based awards to employees of CNT or any subsidiary. We have reserved a total of 3,230,000 shares of our common stock for issuance under the 1999 plan. As of April 1, 2002, we have made awards under the 1999 plan equaling a total of 2,869,800 shares of our common stock.

EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with Thomas G. Hudson to serve as our President and Chief Executive Officer. Mr. Hudson's annual base salary has been set at $330,000, prior to the 10% reduction effective May 1, 2001 related to our cost reduction plan. For fiscal 2002, the compensation committee approved Mr. Hudson's participation rate in our annual bonus plan to remain at 70%. If Mr. Hudson's employment ends by reason of termination without cause, then we will continue to pay Mr. Hudson's base salary and reimburse him for expenses incurred to retain ongoing COBRA benefits, at the rate then in effect, for a period of one year following the date of termination, provided that if termination occurs upon or within six months after a change of control, he shall receive a lump sum payment equal to one year's base salary.

We have entered into an employment arrangement with Nick V. Ganio, Group Vice President of Worldwide Sales, Marketing and Services which, upon termination of employment other than for cause, provides for severance equal to his base salary for a period of six months, with the opportunity for an additional six months of severance in the event he has not found employment.

COMPARATIVE STOCK PRICE PERFORMANCE

The graph below compares the cumulative total shareholder return on our common stock for the last five fiscal years with the cumulative total return of The Nasdaq Stock Market (U.S. Companies) Index (Nasdaq Total Return Index) and the Computer Manufacturers Nasdaq Industry Category Index (Nasdaq Computer Manufacturers Index) for the same periods as compiled by the Center for Research in Security Prices of the University of Chicago Graduate School of Business (assuming the investment of $100 in our common stock, The Nasdaq Total Return Index and The Nasdaq Computer Manufacturers Index on December 31, 1996, and reinvestment of all dividends). The Nasdaq Computer Manufacturers Index is comprised of all companies listed on The Nasdaq Stock Market with SIC Code No. 357. We will promptly make available a list of the companies comprising the Nasdaq Computer Manufacturers Index on the request of a shareholder in writing to our Secretary at the address set forth on the first page of this proxy statement.



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CNT Common Stock
Nasdaq Total Return Index (U.S. Companies)
Nasdaq Computer Manufacturers Index
1996
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	12/31/96	12/31/97	12/31/98	12/31/99	12/29/00	12/31/01
CNT Common Stock	100.0	70.0	250.0	458.8	576.3	355.8
Nasdaq Total Return Index (US Companies)	100.0	122.5	172.7	320.9	193.0	153.1
Nasdaq Computer Manufacturers Index	100.0	120.8	262.8	557.8	314.2	216.5

PROPOSAL TO AMEND THE 1992 EMPLOYEE STOCK PURCHASE PLAN
(Item 2 on proxy card)

Approval of Amendment of Employee Stock Purchase Plan

Our 1992 Employee Stock Purchase Plan was adopted by our board and approved by our shareholders in 1992 and 1,100,000 shares of common stock are reserved for issuance. Our board has adopted, subject to shareholder approval, an amendment to the 1992 plan to increase the number of shares authorized for issuance thereunder from 1,100,000 shares to 1,500,000 shares, an increase of 400,000 shares. A copy of the 1992 plan, incorporating all amendments made to date, including the amendment being submitted for shareholder approval, is attached as Exhibit A. As of January 31, 2002, there were 93,918 shares of common stock available for future purchases under the 1992 plan.

The increase in the number of authorized shares under the 1992 plan is necessary to enable us to continue to offer employees the opportunity to purchase shares of common stock under the 1992 plan and to accommodate the growth in the number of employees. The shareholders are being asked to approve this amendment to the 1992 plan at the annual meeting.

Purpose

The purpose of the 1992 plan is to provide eligible employees with an opportunity to acquire a proprietary interest in CNT through the purchase of common stock and, thereby, to develop a stronger incentive to work for the continued success of CNT. The 1992 plan is an employee stock purchase plan under Section 423 of the Internal Revenue Code.

Administration

The 1992 plan is administered by the compensation committee. Subject to the provisions of the 1992 plan, the compensation committee is authorized to determine any questions arising in the administration, interpretation, and application of the 1992 plan, and to make such rules as are necessary to carry out its provisions.

Eligibility and Number of Shares

A total of 1,100,000 shares of common stock are reserved for issuance under the 1992 plan (subject to appropriate adjustments by the compensation committee in the event of certain changes in the outstanding shares of common stock by reason of a stock dividend, stock split, corporate separation, recapitalization, merger, consolidation, combination, exchange of shares and the like). Shares delivered pursuant to the 1992 plan shall be newly issued common stock.

Currently, any employee of CNT or one of its affiliates is eligible to participate in the 1992 plan for any "purchase period" so long as, on the first day of such purchase period, the employee's customary employment is: (i) at least 20 hours per week; and (ii) for more than five months in any calendar year. As of December 1, 2001, purchase periods are the six-month periods ending June 30 and December 31 each year. Before December 1, 2001, purchase periods ended on May 31 and November 30 each year. To implement the transition to the new purchase periods, there is a seven month purchase period from December 1, 2001 through June 30, 2002.

Any eligible employee may elect to become a participant in the 1992 plan by filing an enrollment form in advance of the purchase period in which the employee wishes to participate. The enrollment form authorizes payroll deductions beginning with the first payday in the purchase period and continuing until the employee withdraws from the 1992 plan or ceases to be eligible to participate.

No employee may be granted the right to purchase common stock under, or otherwise participate in, the 1992 plan if after the purchase such employee would own (or have the right to purchase) stock of CNT possessing 5% or more of the total combined voting power or value of all classes of stock of CNT.

As of April 1, 2002, approximately 800 employees were eligible to participate in the 1992 plan for the current plan period.

Participation

An eligible employee who elects to participate in the 1992 plan authorizes CNT to make payroll deductions of between 1% and 10% of the employee's "compensation" as defined in the 1992 plan.

A participant may, at any time during the purchase period, elect to reduce (but not increase) the amount of deductions or to make no further deductions, as set forth in greater detail in the 1992 plan. A participant may also elect to withdraw from the 1992 plan at any time before the end of a purchase period. In the event of a withdrawal, all future payroll deductions will cease and the amounts withheld will be paid to the participant in cash within 60 days (without interest). Any participant who stops payroll deductions may not thereafter resume payroll deductions for that purchase period, and any participant who decreases payroll deductions may not thereafter further decrease or increase such deductions, except that he or she may stop further deductions.

Amounts withheld under the 1992 plan are held by CNT as part of its general assets until the end of the purchase period and then applied to the purchase of common stock of CNT as described below. No interest is credited to a participant for amounts withheld.

Purchase of Stock

Amounts withheld for a participant in the 1992 plan are used to purchase common stock as of the last business day of the purchase period at a price equal to 85% of the lesser of the market price (as defined in the 1992 plan) of a share of common stock on either the first or last business day of the purchase period. All amounts so withheld are used to purchase the largest number of whole shares of common stock purchasable with such amount, unless the participant has properly notified the compensation committee in advance that he or she elects to purchase a lesser number of whole shares or to receive the entire amount in cash. If the purchases by all participants would exceed the number of shares of common stock available for purchase under the 1992 plan, each participant will be allocated a ratable portion of such available shares. Any amount not used to purchase shares of common stock will be paid to the participant in cash within 60 days after the end of the purchase period. No more than $5,000 may be withheld by any participant to purchase shares of common stock under the 1992 plan during any purchase period.

As soon as practicable after the close of the purchase period, we issue and deliver to participants certificates representing the respective shares of common stock purchased under the 1992 plan.

No more than 2,500 shares of common stock and other stock may be purchased under the 1992 plan and all other employee stock purchase plans (if any) of CNT and any subsidiary corporations of CNT by any participant for each purchase period.

Death, Disability, Retirement, or Other Termination of Employment

If the participant's employment terminates because the employee has died, becomes permanently disabled, or has retired at or after age 65 (or earlier with the consent of the compensation committee), the participant (or his or her legal representative) may either: (i) withdraw from the 1992 plan, in which case all amounts withheld and not previously used to purchase common stock pursuant to the 1992 plan will be refunded in cash; or (ii) elect to receive a refund of only a portion of such amounts and to apply the balance toward the acquisition of common stock at the end of the purchase period. Any such election must be made within three months of the event causing termination of employment, but not (except in the case of death) later than the conclusion of the purchase period. If no notice of election is filed with the compensation committee within the prescribed period, the participant will be deemed to have elected to withdraw from the 1992 plan.

If a participant's employment terminates for any other reason, we will refund in cash all amounts withheld and not previously used to purchase common stock under the 1992 plan.

Rights Not Transferable

The rights of a participant in the 1992 plan are exercisable only by the participant during his or her lifetime. No right or interest of any participant in the 1992 plan may be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution.

Amendment or Modification

Our board may at any time amend or modify the 1992 plan, provided that approval by our shareholders is required to: (i) increase the number of shares of common stock to be reserved under the 1992 plan (except for adjustments by reason of stock dividends, stock splits, corporate separations, recapitalizations, mergers, consolidations combinations, exchanges of shares and the like); (ii) decrease the minimum purchase price (except for adjustments by reason of stock dividends, stock splits, corporate separations, recapitalizations, mergers, consolidations combinations, exchanges of shares and the like); (iii) withdraw the administration of the 1992 plan from the compensation committee; or (iv) change the definition of employees eligible to participate in the Stock Purchase Plan.

Termination

All rights of participants in any offering under the 1992 plan will terminate at the earlier of: (i) the conclusion of the purchase period ending June 30, 2012; (ii) the day participants become entitled to purchase a number of shares of common stock equal to or greater than the number of shares remaining available for purchase; or (iii) at any time, at the discretion of our board, after 30 days' notice has been given to all participants.

Upon termination, shares of common stock available under the 1992 plan will be issued to participants and cash, if any, previously withheld and not used to purchase common stock will be refunded to the participants, as if the 1992 plan were terminated at the end of a purchase period.

Federal Tax Considerations

No income will be recognized by participants due to their purchase of shares under the 1992 plan until the disposal of those shares or the death of the participant. Participants who hold their shares for more than one year or die while holding their shares will have ordinary income in the year of disposition or death equal to the lesser of: (i) the excess of the fair market value of the shares on the date of disposition or death over the purchase price paid by the participant; or (ii) the excess of the fair market value of the shares on the first day of the purchase period in which they were purchased by the participant over the purchase price paid by the participant. If the holding period has been satisfied when the participant sells the shares or the participant dies while holding the shares, we will not be entitled to any deduction in connection with the shares.

Participants who dispose of their shares within the one-year period after the shares are transferred to them will be considered to have realized ordinary income in the year of disposition in an amount equal to the difference between the fair market value of the shares on the date they were purchased by the participant and the price paid by the participant. If such dispositions occur, we generally will be entitled to a deduction at the same time and in the same amount as the participants who make those dispositions are deemed to have realized ordinary income.

Participants will have a basis in their shares equal to the purchase price of their shares plus any amount that must be treated as ordinary income at the time of their disposition of the shares. Any gain realized on the disposition of shares acquired under the 1992 plan in excess of the basis will be capital gain.

Board Recommendation and Voting Requirements

Our Board recommends a vote FOR approval of the amendment to the 1992 plan. Provided a quorum is present, the affirmative vote of holders of a majority of the voting power of the outstanding shares of common stock entitled to vote on this item and present, in person or by proxy, at the annual meeting is required for approval of the amendment to increase the number of shares of common stock reserved for issuance under the 1992 plan by 400,000. Proxies solicited by our board will be voted for approval of the amendment, unless shareholders specify otherwise in their proxies.

PROPOSAL TO ADOPT THE 2002 STOCK AWARD PLAN
(Item 3 on proxy card)

Approval of 2002 Stock Award Plan

The 2002 Stock Award Plan ("the Stock Award Plan") was adopted by our board, subject to shareholder approval, on March 30, 2002. One million shares of our common stock are reserved for issuance under the stock award plan. A copy of the stock award plan is attached to the proxy as Exhibit B.

Our board of directors believes that stock based compensation has been and will continue to be an important compensation element in attracting, retaining, and motivating key employees. Our board believes that the stock award plan is necessary in order to allow CNT to continue to offer incentive stock options and to allow CNT to make stock based awards to officers and directors.

As of January 31, 2002, there were 1,666,748 shares of common stock available for future grants of options and other stock based awards under the 1992 plan and 445,800 shares of common stock available for future grants of options and other stock based awards under our 1999 Non-Qualified Stock Award Plan. After March 4, 2002, no additional incentive stock options could be awarded under the 1992 plan. This is because under the tax law, awards for incentive stock options must be issued within 10 years of the effective date of the plan under which such awards are granted. Since the 1992 plan was adopted March 5, 1992, incentive stock options may no longer be granted under that plan. Because the 1999 Non-Qualified Stock Award Plan has not been approved by shareholders, no incentive stock options may be granted under it and no awards may be made to officers or directors of the Company or its affiliates.

Our board recognizes the need to continue to make stock based awards to recruit, retain and motivate key employees and other company representatives, including outside directors, and to use such awards in connection with any growth in the number of employees. The shareholders are being asked to approve the stock award plan at the annual meeting.

Purpose

The purpose of the stock award plan is to assist CNT in recruiting and retaining key employees and other CNT representatives, including outside directors, and to motivate them to produce a superior return for our shareholders by offering an opportunity to realize stock appreciation, facilitating stock ownership, and rewarding a high level of corporate financial performance.

Administration

The stock award plan is administered by the compensation committee, a committee of our board composed of two or more directors who are non-employee directors. The compensation committee has the exclusive power to adopt and revise rules relating to the stock award plan and to determine the timing of grants, identity of recipients, the form and amount of each award and other terms and conditions of awards. However, our board has the sole power to grant awards to outside directors. The compensation committee may delegate its responsibilities under the stock award plan (and that authority may be redelegated) to members of CNT's management and others with respect to the selection and grant of awards to employees of CNT who are not deemed to be officers, directors, or 10% shareholders of CNT under applicable federal securities laws.

Under the stock award plan, the compensation committee may require or permit employees to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under the plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts.

Eligibility and Number of Shares

Officers, other employees, directors, consultants, and independent contractors of CNT and its affiliates are eligible to receive awards under the stock award plan. CNT currently has approximately 790 employees and directors who are eligible to receive awards under the stock award plan.

Subject to shareholder approval of the plan, the number of shares of our common stock available for issuance under the stock award plan is 1,000,000 (subject to adjustment for stock splits, stock dividends, and similar changes in the CNT's capitalization, and acquisitions as noted below). The compensation committee may grant awards under the stock award plan to employees and other representatives of entities acquired by CNT in substitution for stock-based awards previously granted to them by the acquired entity and such awards may have terms and conditions that vary from those specified in the stock award plan. The stock award plan provides that the maximum number of shares available for distribution under its terms will be increased to take into account any awards granted in substitution for stock-based awards previously granted by an acquired entity.

The maximum number of shares that may be awarded by incentive stock options is 1,000,000. In addition, no employee participating in the stock award plan may receive options to purchase more than 750,000 shares of common stock in any one calendar year.

The stock award plan provides that all awards are subject to agreements containing the terms and conditions of the awards. These agreements are entered into by the recipients of the awards and CNT when the awards are granted. Agreements with employees are subject to amendment, including unilateral amendment by CNT (upon authorization of the compensation committee), unless such amendments are determined by the compensation committee to be materially adverse to the recipient and are not required as a matter of law. Any shares of common stock subject to awards under the stock award plan that are not used because the terms and conditions of the awards are not met may be reallocated under the stock award plan as though they had not previously been awarded. In addition, the stock award plan provides that if a recipient uses shares of CNT's common stock to pay the purchase or exercise price of an award or to satisfy tax withholding obligations related to an award, only the net number of shares shall be deemed to be issued for purposes of determining the maximum number of shares available under the stock award plan.

The stock award plan permits the compensation committee to establish terms and conditions of awards that the committee determines to be necessary or appropriate to conform to requirements or practices of jurisdictions outside the United States. This provision gives the compensation committee flexibility to establish different terms and conditions to make available tax or other benefits to employees and other service providers who are subject to the laws of foreign jurisdictions.

Types of awards

The types of awards that may be granted under the stock award plan include incentive and non-qualified stock options, performance units, restricted stock, stock and other stock-based awards. Subject to the restrictions described in this proxy statement with respect to incentive stock options, these awards are exercisable by the recipients at such times as determined by the compensation committee. No award is assignable or transferable by a recipient. However, under the stock award plan, the compensation committee, in its discretion, may permit transfers of awards in the event of death or when the award (other than incentive stock options) are transferred to members of the recipient's immediate family or to one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners, if the recipient receives no consideration for the transfer.

Incentive and Non-qualified Stock Options. Both incentive stock options and non-qualified stock options may be granted to recipients at such exercise prices as the compensation committee may determine, but not less than 100% of their fair market value (as defined in the stock award plan) as of the date the option is granted. Stock options may be granted and exercised at such times as the compensation committee may determine, except that unless applicable federal tax laws are modified: (i) no incentive stock options may be granted more than ten years after the effective date of the stock award plan; (ii) an incentive stock option shall not be exercisable more than ten years after the date of grant; and (iii) the aggregate fair market value of the shares of CNT's common stock with respect to which incentive stock options held by an employee under the stock award plan or any other plan of CNT or any affiliate may first become exercisable in any calendar year may not exceed $100,000. Incentive stock options may only be granted to employees of CNT and its subsidiaries. The purchase price for stock purchased upon the exercise of the options may be payable in cash, in stock having a fair market value on the date the option is exercised equal to the option price of the stock being purchased, or in a combination of cash and stock, as determined by the compensation committee. The compensation committee may permit participants to exercise options and simultaneously sell the stock purchased upon such exercise and use the sale proceeds to pay the purchase price and/or any required withholding taxes. The compensation committee may provide, at or after the grant of a stock option, that a recipient who surrenders shares of stock in payment of an option shall be granted a new incentive or non-qualified stock option covering a number of shares equal to the number of shares tendered.

Performance Units. Performance units entitle the recipient to payment in amounts determined by the compensation committee based upon the achievement of specified performance targets during a specified term. Payments with respect to performance units may be paid in cash, shares of common stock, or a combination of cash and common stock, as determined by the compensation committee.

Restricted Stock, Stock and Other Stock-Based Awards. The compensation committee is authorized to grant, either alone or in conjunction with other awards, stock and stock-based awards. The compensation committee shall determine the persons to whom such awards are made, the timing and amount of such awards, and all other terms and conditions. Common stock granted to recipients may be unrestricted or may contain such restrictions, including provisions requiring forfeiture and imposing restrictions upon stock transfer, as the compensation committee may determine. Unless forfeited, the recipient of restricted common stock will have all other rights of a shareholder, including voting and dividend rights.

Outside Director Awards. Outside directors may, at the discretion of our board and in accordance with the terms of the stock award plan, be granted awards at various times, including when an outside director is first elected or appointed to the board, when an outside director is re-elected to the board or at other times as may be deemed appropriate.

Acceleration of Awards, Lapse of Restrictions, Forfeiture

The compensation committee may provide for the lapse of restrictions on restricted stock or other awards, accelerated exercisability of options or acceleration of the term with respect to which the achievement of performance targets for performance units is determined in the event of a change in control of CNT, other fundamental changes in the corporate structure of CNT, the death or retirement of the recipient, or such other events as the compensation committee may determine. The compensation committee may provide that certain awards may be exercised in certain events after the termination of employment or death of the recipient.

Adjustments, Modification, Termination

The stock award plan provides the compensation committee with discretion to adjust the kind and number of shares available for awards or subject to outstanding awards, the option price of outstanding options, and performance targets for, and payments under, outstanding awards of performance units in the event of mergers, recapitalization, stock dividends, stock splits, reverse stock splits, or other relevant changes. Adjustments in performance targets and payments on performance units are also permitted upon the occurrence of such other events as may be specified by the compensation committee, which may include changes in CNT's accounting practices or changes in the recipient's title or employment responsibilities. The stock award plan also gives our board the right to terminate, suspend, or modify the stock award plan, except that amendments to the stock award plan are subject to shareholder approval if needed to comply with the incentive stock option provisions of federal tax law. Under the stock award plan, the compensation committee may cancel outstanding options and performance units generally in exchange for cash payments to the recipients in the event of certain dissolutions, liquidations, mergers, statutory share exchanges, or other similar events involving CNT. The compensation committee may take appropriate action with respect to awards in the event of the divestiture or spin off of an affiliate or line of business of CNT.

Federal Tax Considerations

Incentive Stock Options. No taxable income to a recipient will be realized, and CNT will not be entitled to any related deduction, at the time any incentive stock option is granted under the stock award plan. If certain statutory employment and holding period conditions are satisfied before the recipient disposes of shares acquired pursuant to the exercise of such an option, then no taxable income will result upon the exercise of such option and CNT will not be entitled to any deduction in connection with such exercise. Upon disposition of the shares after expiration of the statutory holding periods, any gain or loss realized by a recipient will be a capital gain or loss. CNT will not be entitled to a deduction with respect to a disposition of the shares by a recipient after the expiration of the statutory holding periods.

Except in the event of death, if shares acquired by a recipient upon the exercise of an incentive stock option are disposed of by the recipient before the expiration of the statutory holding periods (a "disqualifying disposition"), the recipient will be considered to have realized compensation, taxed as ordinary income in the year of disposition, in an amount, not exceeding the gain realized on such disposition, equal to the difference between the exercise price and the fair market value of the shares on the date of exercise of the option. CNT will be entitled to a deduction at the same time and in the same amount as the recipient is deemed to have realized ordinary income. Generally, any gain realized on the disposition in excess of the amount treated as compensation or any loss realized on the disposition will constitute capital gain or loss, respectively. If the recipient pays the option price with shares that were originally acquired pursuant to the exercise of an incentive stock option and the statutory holding periods for such shares have not been met, the recipient will be treated as having made a disqualifying disposition of such shares, and the tax consequences of such disqualifying disposition will be as described above.

The foregoing discussion applies only for regular tax purposes. For alternative minimum tax purposes, an incentive stock option will be treated as if it were a non-qualified stock option, the tax consequences of which are discussed below.

Non-Qualified Stock Options. No taxable income to a recipient will be realized, and CNT will not be entitled to any related deduction, at the time any non-qualified stock option is granted under the stock award plan. Generally, at the time shares are transferred to the recipient pursuant to the exercise of a non-qualified stock option, the recipient will realize ordinary income, and CNT will be entitled to a deduction, equal to the excess of the fair market value of the stock on the date of exercise over the option price. Upon disposition of the shares, any additional gain or loss realized by the recipient will be treated as a capital gain or loss.

Restricted and Unrestricted Stock. Unless the recipient files an election to be taxed under Section 83(b) of the internal revenue code, (i) the recipient will not realize income upon the grant of restricted stock, (ii) the recipient will realize ordinary income, and CNT will be entitled to a corresponding deduction when the restrictions have been removed or expire and (iii) the amount of such ordinary income and deduction will be the fair market value of the restricted stock on the date the restrictions are removed or expire. If the recipient files an election to be taxed under Section 83(b) of the internal revenue code, the tax consequences to the recipient and CNT will be determined as of the date of the grant of the restricted stock rather than as of the date of the removal or expiration of the restrictions. With respect to awards of unrestricted stock, (i) the recipient will realize ordinary income and CNT will be entitled to a corresponding deduction upon the grant of the unrestricted stock, and (ii) the amount of such ordinary income and deduction will be the fair market value of such unrestricted stock on the date of the grant. When the recipient disposes of restricted or unrestricted stock, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Performance Units. Generally: (i) the recipient will not realize income upon the grant of a performance unit award; (ii) the recipient will realize ordinary income, and CNT will be entitled to a corresponding deduction, in the year cash, shares of common stock, or a combination of cash and shares of common stock are delivered to the recipient upon payment of the performance unit award; and (iii) the amount of such ordinary income and deduction will be the amount of cash received plus the fair market value of the shares of common stock received on the date they are received. When the recipient disposes of shares received in payment of a performance unit award, the difference between the amount received upon such disposition and the fair market value of such shares on the date the recipient realizes ordinary income will be treated as a capital gain or loss.

Withholding

The stock award plan permits CNT to withhold from cash awards, and to require a recipient receiving common stock under the stock award plan to pay CNT, in cash, an amount sufficient to cover any required withholding taxes. In lieu of cash, the compensation committee may permit or require a recipient of a stock award to cover withholding obligations through a reduction in the number of shares delivered to such recipient or the surrender to CNT of shares previously received by the recipient.

Company Tax Deductions

The internal revenue code limits the allowable deduction for compensation paid to or accrued with respect to the Chief Executive Officer and each of the four other most highly compensated employees of a publicly held corporation to no more than $1 million per year. Certain types of compensation are exempted from this deduction limitation, including compensation subject to: (i) the attainment of an objective performance goal or goals; (ii) an outside director requirement; and (iii) a shareholder approval requirement. The deduction with respect to any stock option meeting the requirements described above is not subject to the $1 million per employee per year deduction limitation.

The tax deduction of CNT with respect to any other stock option is determined when the option is exercised by the option holder. To the extent the option is treated as a non-qualified option, the deductible amount generally will equal the difference between the fair market value of the common stock on the date of exercise and the exercise price of the option, multiplied by the total number of options exercised.

The stock options of CNT granted pursuant to the stock award plan are awarded at a price not less than the fair market value of the Common Stock on the date of the grant. Thus, such options are treated as "performance-based" compensation under the first requirement of the internal revenue code set forth above. The Board plans to continue to review the composition of the compensation committee to ensure that it will consist entirely of "outside directors" (as such term is defined by the internal revenue code) in order to satisfy the second requirement of the internal revenue code set forth above.

In order to satisfy the final requirement of the internal revenue code set forth above, the stock award plan sets at 750,000 the maximum number of shares subject to options that can be awarded to any single employee during a calendar year. The purpose of this 750,000 share limit is to afford our board and the compensation committee great flexibility in connection with the recruitment and retention of executives and other high level employees. In satisfying the requirements of the internal revenue code, the stock award plan qualifies the stock options granted under it so as to preserve the corresponding tax deductions of CNT if and when such stock options are exercised.

Board Recommendation and Voting Requirements

The Board recommends a vote FOR approval of the stock award plan. Provided a quorum is present, the affirmative vote of holders of a majority of the voting power of the outstanding shares of common stock entitled to vote on this item and present, in person or by proxy, at the annual meeting is required for approval of the stock award plan. Proxies solicited by our board will be voted for approval of this amendment, unless shareholders specify otherwise in their proxies.

PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT AUDITORS
(Item 4 on proxy card)

KPMG LLP has audited our financial statements since 1984 and has no other relationship with or interest in us. Our board, based on the recommendation of the audit committee, has again appointed KPMG LLP to serve as our independent auditors for the fiscal year ending January 31, 2003, subject to ratification by the shareholders. If the shareholders do not ratify the appointment of KPMG LLP, our board will select another firm of independent auditors. Proxies solicited by our board will be voted to ratify the appointment of KPMG LLP, unless shareholders specify otherwise in their proxies. Representatives of KPMG LLP will be present at the annual meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to questions.

Audit Fees:

Audit fees billed to us by KPMG LLP during fiscal year 2001 for review of our annual financial statements and those financial statements included in our quarterly reports on Form 10-Q totaled $171,000.

Financial Information Systems Design and Implementation Fees:

We did not engage KPMG LLP to provide advice to us regarding financial information systems design and implementation during fiscal year 2001.

All Other Fees:

Fees billed to us by KPMG LLP during fiscal year 2001 for all other non-audit services rendered to us, including tax related services and audits of certain businesses acquired during the year, review of registration statements and issuance of consents, totaled $42,000.

The audit committee has considered whether the provision of all other services by KPMG LLP is compatible with maintaining independence.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the CNT board is responsible for overseeing management's financial reporting practices and internal controls. Nasdaq listing standards require that all Nasdaq-listed companies have audit committees composed of at least three outside, independent directors. Our audit committee was composed of four outside, independent directors during fiscal 2001.

The audit committee acts under a written charter that was first adopted and approved by the CNT board on May 25, 2000.

In connection with our consolidated financial statements for the fiscal year ended January 31, 2002, the audit committee has:

- reviewed and discussed the audited financial statements with management and with representatives of KPMG LLP, our independent auditors;
- discussed with our independent auditors the matters required to be discussed by *Statement On Auditing Standards No. 61 (Communications with Audit Committees)*; and
- received from our independent auditors the disclosures regarding KPMG LLP's independence as required by *Independence Board Standard No. 1 (Independence Discussions with Audit Committees)*, and discussed the independence of KPMG LLP with representatives of our independent auditors.

Based on these actions, the audit committee has recommended to the CNT board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2002, as filed with the Securities and Exchange Commission.

PATRICK A. GROSS
ERWIN A. KELEN
LAWRENCE MCLERNON
JOHN ROLLWAGEN
Members of the Audit Committee

SHAREHOLDER PROPOSALS AND OTHER MATTERS

We must receive any shareholder proposals for our 2003 annual meeting by January 11, 2003 in order to be included in the proxy statement for that meeting. The proposals also must comply with all applicable statutes and regulations.

At the time this proxy statement was mailed, our board was not aware of any matters to be presented for action at the annual meeting other than those discussed in this proxy statement. If other matters properly come before the meeting, the proxy holders have discretionary authority — unless it is expressly revoked — to vote all proxies in accordance with their discretion.

Our Annual Report to Shareholders for fiscal year 2001, including financial statements, but excluding exhibits, is being mailed with this proxy statement to those shareholders entitled to notice of the annual meeting and who did not elect to receive annual reports and proxy statements electronically. No part of our annual report is incorporated herein and no part is to be considered proxy soliciting materials.

This proxy statement and annual report for fiscal year 2001 may be viewed online at *www.cnt.com/financials.* If you are a shareholder of record, you can elect to receive future annual reports and proxy statements electronically by marking the appropriate box on your proxy card or by following the instructions provided if you vote by Internet or by phone. If you choose this option, you will receive a proxy form in May listing the Web site locations and your choice will remain in effect until you notify CNT by mail that you wish to resume mail delivery of these documents. If you hold your CNT stock through a bank, broker or another holder of record, refer to the information provided by that entity for instructions on how to elect this option.

If a shareholder requests copies of any exhibits to the Form 10-K, we will require the payment of a fee covering our reasonable expenses in furnishing such exhibits. Any such requests should be addressed to Investor Relations, CNT, 6000 Nathan Lane North, Minneapolis, Minnesota 55442.

BY ORDER OF THE BOARD OF DIRECTORS

Gregory T. Barnum
Vice President of Finance, Chief Financial Officer and Corporate Secretary

Minneapolis, Minnesota
May 10, 2002

EXHIBIT A

1992 EMPLOYEE STOCK PURCHASE PLAN
(as amended through October 2001)

1. *Purpose and Scope of Plan.* The purpose of the 1992 Employee Stock Purchase Plan (the *"Plan"*) is to provide the employees of Computer Network Technology Corporation (the *"Company"*) and its affiliates with an opportunity to acquire a proprietary interest in the Company through the purchase of its common stock and, thus, to develop a stronger incentive to work for the continued success of the Company. The Plan is intended to be an "employee stock purchase plan" within the meaning of Section 473(b) of the Internal Revenue Code of 1986, as amended, and shall be interpreted and administered in a manner consistent with such intent.

2. *Definitions*

2.1 Whenever used in this Plan:

(a) *"Affiliate"* means any parent or subsidiary corporation of the Company as defined in Sections 424(e) and 424(f) of the Code and whose participation in the Plan has been approved by the Board of Directors.

(b) *Intentionally Omitted*

(c) *"Board of Directors"* means the board of directors of the Company.

(d) *"Code"* means the Internal Revenue Code of 1986, as amended.

(e) *"Committee"* means the Compensation Committee of the Board of Directors.

(f) *"Common Stock"* means the common stock, par value $.01 per share, of the Company.

(g) *"Company"* means Computer Network Technology Corporation.

(h) *"Compensation"* means the wages, tips and other compensation paid to a Participant by the Company or an Affiliate and reportable in the box designated "wages, tips, other compensation" on Treasury Form W-2 (or any comparable successor box or form) for the calendar year but determined without regard to any rules that limit the remuneration included in wages based on the nature or location of the employment or the services performed (such as the exception for agricultural labor in section 3401(a)(2) of the Code). Compensation shall be determined on a cash basis. Provided, however, that Compensation shall include elective contributions made by the Company or an Affiliate on behalf of a Participant that are not includible in gross income under sections 125, 402(a)(8), 402(h), 403(b), 414(h)(2) and 457 of the Code including elective contributions authorized by a Participant under a cafeteria plan or any other qualified cash or deferred arrangement under section 401(k) of the Code. Provided, further that Compensation shall exclude all of the following: (i) reimbursements or other expense allowances including foreign service allowances, station allowances, foreign tax equalization payment and other similar payments; (ii) welfare and fringe benefits (both cash and non-cash) including third-party sick pay (i.e., short-term and long-term disability insurance benefits), income imputed from insurance coverages and premiums, employee discounts and other similar amounts, payments for vacation or sick leave accrued but not taken, final payments on account of termination of employment (i.e., severance payments) and settlement for accrued but unused vacation and sick leave; (iii) moving expenses; (iv) deferred compensation (both when deferred and when received); (v) the Saturday Night Stay-over Program; and (vi) any income related to the exercise of nonqualified stock options, the sale of stock within eighteen months of receipt under the Employee Stock Purchase Plan, the stock options received pursuant to any Company or Affiliate stock option plan, or the vesting of restricted stock under any Company or Affiliate stock award plan.

(i) *"Eligible Employee"* means any employee of the Company or an Affiliate whose customary employment is (i) at least 20 hours per week and (ii) for more than 5 months in any calendar year, provided, however, that "Eligible Employee" shall not include any person who would be deemed for purposes of Section 423(b)(3) of the Code to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company.

(j) *Intentionally Omitted*

(k) *"Fair Market Value"* as of any date means:

(i) the closing sale price of a share of Common Stock on the date specified or, if no sale of shares of Common Stock shall have occurred on that date, on the next preceding day on which a sale occurred of shares on the National Association of Securities Dealers Inc. Automated Quotations National Market System ("NMS"), or

(ii) if the shares of Common Stock are not quoted on the NMS, what the Committee determines in good faith to be the fair market value of a share of Common Stock on that date.

If such determination of Fair Market Value is not consistent with the then current regulations of the Secretary of the Treasury applicable to plans intended to qualify as an "employee stock purchase plan" within the meaning of Section 423(b) of the Code, Fair Market Value shall be determined in accordance with said regulations. The determination of Fair Market Value shall be subject to adjustment as provided in Section 14 hereof.

(l) *"Participant"* means an Eligible Employee who has elected to participate in the Plan in the manner set forth in Section 4.

(m) *"Plan"* means this 1992 Employee Stock Purchase Plan.

(n) *"Purchase Period"* through November 30, 2001, means each six-month period ending on November 30 and May 31; and commencing December 1, 2001, means the period from December 1, 2001 and ending June 30, 2002; and thereafter, each six month period ending on June 30 and December 31 during the remainder of the term of this Plan.

(o) *"Stock Purchase Account"* means the account maintained in the books and records of the Company recording the amount withheld from each Participant through payroll deductions made under the Plan.

3. *Scope of the Plan.* Options to purchase shares of Common Stock may be granted by the Company to Eligible Employees during the period commencing July 1, 1992 and ending June 30, 2012 as hereinafter provided, but not more than 1,100,000 shares of Common Stock (1,500,000 shares of Common Stock, effective October 30, 2001, but subject to shareholder approval at the next scheduled shareholder meeting) shall be purchased pursuant to such options. Shares shall be subject to adjustment as provided in Section 14 hereof. Provided, however, that if shareholder approval is not obtained for the increase in the number of shares available for issuance under the Plan from 1,100,000 to 1,500,000, then in the final Purchase Period for which Common Stock is available for purchase under the Plan the shares then available (determined without regard to the increase in available shares) shall be allocated among the Participants pro-rata based on the relative amount of contributions made by each during the Purchase Period, with any amount not used to purchase Common Stock refunded to the Participant in cash. All options granted pursuant to this Plan shall be subject to the same terms, conditions, rights, and privileges. The shares of Common Stock delivered by the Company pursuant to this Plan may be acquired shares having the status of authorized but unissued shares, newly issued shares, or both.

4. *Eligibility and Participation.* To be eligible to participate in this Plan for a given Purchase Period, an employee must be an Eligible Employee on the first day of such Purchase Period. An Eligible Employee may elect to participate in the Plan by filing an enrollment form with the Committee in advance of the Purchase Period that authorizes regular payroll deductions from Compensation beginning with the first payday in the

Purchase Period and continuing until the Eligible Employee withdraws from the Plan or ceases to be an Eligible Employee.

5. *Amount of Common Stock Each Eligible Employee May Purchase*

5.1 Subject to the provisions of this Plan, each Eligible Employee shall be offered the option to purchase on the last day of the Purchase Period the largest number of whole shares of Common Stock that can be purchased at the price specified in Section 5.2 hereof with the entire credit balance in the Participant's Stock Purchase Account: provided however, that no more than the lesser of (i) 2,500 shares of Common Stock and other stock for each Purchase Period or (ii) $25,000 in Fair Market Value (determined at the beginning of each Purchase Period) of shares of Common Stock and other stock may be purchased under this Plan and all other employee stock purchase plans (if any) of the Company and the Affiliates by any Participant for each calendar year. If the purchases by all Participants would otherwise cause the aggregate number of shares of Common Stock to be sold under the Plan to exceed the number specified in Section 3 hereof, however, each Participant shall be allocated a ratable portion of the maximum number of shares of Common Stock which may be sold.

5.2 The purchase price of each share of Common Stock sold pursuant to this Plan will be the lesser of (i) 85% of the Fair Market Value of such share on the first business day of the Purchase Period or (ii) 85% of the Fair Market Value of such share on the last business day of the Purchase Period.

6. *Method of Participation*

6.1 The Committee shall give notice to Eligible Employees of each offering of options to purchase shares of Common Stock pursuant to this Plan and the terms and conditions for each offering. Such notice is subject to revision by the Company at any time prior to the date of grant of the option. The first day of a Purchase Period is the date contemplated by the Company as the date of grant of the option to purchase such shares.

6.2 Each Eligible Employee who desires to participate in the Plan for a Purchase Period shall signify his or her election to do so by signing an election form developed by the Committee. An Eligible Employee may elect withholding from Compensation in any whole percentage from 0% to 10%. Notwithstanding the foregoing, a Participant may not withhold more than $5,000 in the aggregate during each Purchase Period. An election to participate in the Plan and to authorize payroll deductions as described herein must be made before the commencement of the Purchase Period to which it relates and shall remain in effect unless and until such Participant withdraws from this Plan, modifies his or her authorization, or terminates his or her employment with the Company as hereinafter provided.

6.3 Any Eligible Employee who does not make a timely election as provided in Section 6.2 hereof shall be deemed to have elected not to participate in the Plan. Such election shall be irrevocable for such Purchase Period.

7. *Stock Purchase Account*

7.1 The Company shall maintain a Stock Purchase Account for each Participant. Payroll deductions pursuant to Section 6 hereof will be credited to such Stock Purchase Accounts on each payday.

7.2 No interest will be credited to a Participant's Stock Purchase Account.

7.3 The Stock Purchase Account is established solely for accounting purposes, and all amounts credited to the Stock Purchase Account will remain part of the general assets of the Company.

7.4 A Participant may not make any separate cash payment into his or her Stock Purchase Account.

8. *Right to Reduce Participation or to Withdraw*

8.1 A Participant may, at any time during a Purchase Period, direct the Company to make no further deductions from his or her Compensation or to reduce the amount of such deductions. Upon either of such actions, future payroll deductions with respect to such Participant shall cease or be reduced in accordance with the Participant's direction.

8.2 Any Participant who stops payroll deductions may not thereafter resume payroll deductions for the Purchase Period, and any Participant who decreases payroll deductions may not thereafter further decrease or increase such deductions, except that he or she may stop further deductions.

8.3 At any time before the end of a Purchase Period, any Participant may also withdraw from the Plan. In such event, all future payroll deductions shall cease and the entire credit balance in the Participant's Stock Purchase Account will be paid to the Participant, without interest, in cash within 60 days. A Participant who withdraws from the Plan will not be eligible to reenter the Plan until the next succeeding Purchase Period.

8.4 Notification of a Participant's election to reduce or terminate deductions, or to withdraw from the Plan, shall be made by the filing of an appropriate notice to such effect with the Committee.

9. *Termination of Employment*

9.1 If the employment of a Participant is terminated prior to conclusion of the Purchase Period because of death, permanent disability, or retirement at or after age 65, or earlier with the consent of the Committee, the Participant or his or her legal representative, as applicable, may either:

(a) withdraw from the Plan, in which event the Company shall refund in cash the entire balance in the Participant's Stock Purchase Account; or

(b) elect to receive a distribution of only a portion of his or her Stock Purchase Account, in which event the Company shall refund such portion in cash and shall leave the balance of the Stock Purchase Account to be applied at the end of the Purchase Period towards the acquisition of shares of Common Stock as provided in Section 10 hereof.

9.2 The election of a Participant or his or her legal representative, as applicable, pursuant to Section 9.1 shall be made within three months of the event causing the termination of employment, but not (except in the case of death) later than the conclusion of the Purchase Period. Notification of the election shall be filed with the Committee and, in the event no notification has been filed within the prescribed period, the Participant shall be deemed to have elected to withdraw from the Plan in accordance with Section 9.1(a) hereof.

9.3 If the employment of a Participant is terminated for any reason other than those specified in Section 9.1 hereof, the Company shall refund in cash all amounts credited to his or her Stock Purchase Account.

10. *Exercise of Option and Purchase of Shares*

10.1 As of the last day of the Purchase Period, the entire credit balance in each Participant's Stock Purchase Account will be used to purchase the largest number of whole shares of Common Stock purchasable with such amount (subject to the limitations of Section 5 hereof) unless the Participant has filed an appropriate form with the Committee in advance of that date (which either elects to purchase a specified number of whole shares which is less than the number described above or elects to receive the entire credit balance in cash).

10.2 Any amount remaining in a Participant's Stock Purchase Account after such purchase (or the entire credit balance if the Participant elected not to purchase any shares) will be paid to the Participant in cash within 60 days after the end of the Purchase Period.

10.3 As soon as practicable after the close of the Purchase Period, certificates for the number of whole shares of Common Stock, determined as aforesaid, purchased by each Participant shall be issued and delivered to him or her.

11. *Rights as a Stockholder.* A Participant shall not be entitled to any of the rights or privileges of a stockholder of the Company with respect to such shares, including the right to receive any dividends which may be declared by the Company, until he or she actually has paid the purchase price for such shares and certificates have been issued to him or her in accordance with Section 10.

12. *Rights Not Transferable.* A Participant's rights under this Plan are exercisable only by the Participant during his or her lifetime, and may not be sold, pledged, assigned, or transferred in any manner other than by will or the laws of descent and distribution. Any attempt to sell, pledge, assign, or transfer the same shall be null and void and without effect. The amounts credited to a Stock Purchase Account may not be assigned, transferred, pledged, or hypothecated in any way, and any attempted assignment, transfer, pledge, hypothecation, or other disposition of such amounts will be null and void and without effect.

13. *Administration of the Plan*

13.1 This Plan shall be administered by the Committee, which is authorized to make such uniform rules as may be necessary to carry out its provisions. The Committee shall determine any questions arising in the administration, interpretation, and application of this Plan, and all such determinations shall be conclusive and binding on all parties.

13.2 If any option granted under this Plan shall lapse or terminate unexercised, the number of shares of Common Stock covered thereby shall again become available for sale under this Plan.

14. *Adjustment Upon Changes in Capitalization.* In the event or any change in the Common Stock of the Company by reason of stock dividends, stock splits, corporate separations, recapitalizations, mergers, consolidations, combinations, exchanges of shares, and the like, the aggregate number and class of shares available under this Plan and the number, class, and purchase price of shares under option but not yet purchased under this Plan, shall be adjusted appropriately by the Committee.

15. *Registration of Certificate.* Stock certificates will be registered in the name of the Participant, or jointly in the name of the Participant and another person, as the Participant may direct on an appropriate form.

16. *Amendment of Plan.* The Board of Directors may at any time amend this Plan in any respect which shall not adversely affect the rights of Participants pursuant to options accepted under this Plan, except that, without stockholder approval on the same basis as required by Section 19.1, no amendment shall be made (i) to increase the number of shares to be reserved under this Plan, (ii) to decrease the minimum purchase price, (iii) to withdraw the administration of this Plan from the Committee, or (iv) to change the definition of employees eligible to participate in the Plan.

17. *Effective Date of Plan.* This Plan shall consist of an offering commencing July 1, 1992 and ending May 31, 1993 and thereafter 4 consecutive annual offerings beginning on June 1 of each year and ending on May 31 of the subsequent year; and commencing June 1, 1997 and ending November 30, 2001, 9 consecutive six-month offerings beginning on June 1 and December 1; and commencing December 1, 2001 and ending June 30, 2002, a seven month offering period; and thereafter, 20 consecutive six month periods ending on December 31 and June 30 during the remainder of the term of this Plan. All rights of Participants in any offering hereunder shall terminate at the earlier of the conclusion of the last Purchase Period authorized herein on June 30, 2012 or:

17.1 On the day that Participants become entitled to purchase a number of shares of Common Stock equal to or greater than the number of shares remaining available for purchase;

17.2 At any time, at the discretion of the Board of Directors, after 30 days' notice has been given to all Participants.

Upon termination of this Plan, shares of Common Stock in accordance with Section 10 shall be issued to Participants, and cash, if any, remaining in the Participants' Stock Purchase Accounts shall be refunded to them, as if the Plan were terminated at the end of a Purchase Period.

18. *Governmental Regulations and Listing.* All rights granted or to be granted to Eligible Employees under this Plan are expressly subject to all applicable laws and regulations and to the approval of all governmental authorities required in connection with the authorization, issuance, sale, or transfer of the shares of Common Stock reserved for this Plan, including, without limitation, there being a current registration statement of the Company under the Securities Act of 1933 as amended, covering the shares of Common

Stock purchasable under options on the last day of the Purchase Period applicable to such options, and if such a registration statement shall not then be effective, the term of such options and the Purchase Period shall be extended until the first business day after the effective date of such a registration statement, or post-effective amendment thereto. If applicable, all such rights hereunder are also similarly subject to effectiveness of an appropriate listing application to the National Association of Securities Dealers, Inc. covering the shares of Common Stock under the Plan upon official notice of issuance.

19. *Miscellaneous*

19.1 This Plan shall be submitted for approval by the stockholders of the Company prior to May 31, 1992. If not so approved prior to such date, this Plan shall terminate on June 1, 1992.

19.2 This Plan shall not be deemed to constitute a contract of employment between the Company and Participant, nor shall it interfere with the right of the Company to terminate any Participant and treat him or her without regard to the effect which such treatment might have upon him or her under this Plan.

19.3 Wherever appropriate as used herein, the masculine gender may be read as the feminine gender, the feminine gender may be read as the masculine gender, the singular may be read as the plural, and the plural may be read as the singular.

19.4 This Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Minnesota.

19.5 Delivery of shares of Common Stock or of cash pursuant to this Plan shall be subject to any required withholding taxes. A person entitled to receive shares of Common Stock may, as a condition precedent to receiving such shares, be required to pay the Company a cash amount equal to the amount of any required withholdings.

EXHIBIT B

2002 STOCK AWARD PLAN

1. *Purpose.* The purpose of this 2002 Stock Award Plan (the "Plan") is to motivate key personnel, including non-employee directors, to produce a superior return to the shareholders of Computer Network Technology Corporation by offering such personnel an opportunity to realize Stock appreciation, by facilitating Stock ownership, and by rewarding them for achieving a high level of corporate performance. This Plan is also intended to facilitate recruiting and retaining key personnel of outstanding ability by providing an attractive capital accumulation opportunity.

2. *Definitions*

2.1. *The terms defined in this section are used (and capitalized) elsewhere in this Plan.*

(a) *"Affiliate"* means (i) any corporation that is a "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Section 424(e) and (f) of the Code, or any successor provision, and (ii) any other corporation or other entity determined by the Committee to constitute an Affiliate for purposes of this Plan.

(b) *"Agreement"* means a written contract entered into between the Company or an Affiliate and a Participant containing the terms and conditions of an Award in such form (not inconsistent with this Plan) as the Committee approves from time to time, together with all amendments thereto, which amendments may be unilaterally made by the Company (with the approval of the Committee) unless such amendments are deemed by the Committee to be materially adverse to the Participant and are not required as a matter of law.

(c) *"Award"* means a grant made under this Plan in the form of Options, Restricted Stock, Stock, Performance Units or any other Stock-based Award.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time.

(f) *"Committee"* means two or more Disinterested Persons designated by the Board to administer this Plan under Section 3 hereof.

(g) *"Company"* means Computer Network Technology Corporation, a Minnesota corporation, or any successor to substantially all of its businesses.

(h) *"Disinterested Person"* means a member of the Board who is considered a disinterested person within the meaning of Exchange Act Rule 16b-3 or any successor definition.

(i) *"Effective Date"* means the date specified in Section 9.1 hereof.

(j) *"Employee"* means any employee (including an officer or director who is also an employee) of the Company or an Affiliate. "Employee" shall also include other individuals and entities who are not "employees" of the Company or an Affiliate but who provide services to the Company or an Affiliate in the capacity of an advisor, director or consultant. In addition, references herein to "employment" and similar terms shall include the providing of services in any such capacity.

(k) *"Event"* means any of the following:

(i) The acquisition by an individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Exchange Act Rule 13d-3) of 40% or more of either (A) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of the

Board (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute an Event:

(1) any acquisition of voting securities of the Company directly from the Company,

(2) any acquisition of voting securities of the Company by the Company or any of its wholly owned Subsidiaries,

(3) any acquisition of voting securities of the Company by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries, or

(4) any acquisition by any corporation with respect to which, immediately following such acquisition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such acquisition in substantially the same proportions as was their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

(ii) Individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest which was (or, if threatened, would have been) subject to Exchange Act Rule 14a-1 1;

(iii) Approval by the shareholders of the Company of a reorganization, merger, consolidation, or statutory exchange of Outstanding Company Voting Securities, unless immediately following such reorganization, merger, consolidation, or exchange, all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such reorganization, merger, consolidation, owned, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, consolidation, or exchange in substantially the same proportions as was their ownership, immediately prior to such reorganization, merger, consolidation, or exchange, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; or

(iv) Approval by the shareholders of the Company of (A) a complete liquidation or dissolution of the Company or (B) the sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation with respect to which, immediately following such sale or other disposition, more than 60% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as was their ownership, immediately prior to such sale or other disposition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be.

(v) Notwithstanding the above, an Event shall not be deemed to occur with respect to an employee if the acquisition of the 40% or greater interest referred to in subsection (i) is by a group, acting in concert, that includes that recipient or if at least 40% of the then outstanding common stock or combined voting power of the then outstanding voting securities (or voting equity interests) of the surviving corporation or of any corporation (or other entity) acquiring all or substantially all of the assets of the Company shall be beneficially owned, directly or indirectly, immediately after a reorganization, merger, consolidation, statutory share exchange or disposition of assets referred to in subsections (iii) or (iv) by a group, acting in concert, that includes that Participant.

(l) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(m) *"Fair Market Value"* as of any date means, unless otherwise expressly provided in this Plan:

(i) the closing sale price of a Share on the date immediately preceding that date or, if no sale of Shares shall have occurred on that date, on the next preceding day on which a sale occurred of Shares on the National Association of Securities Dealers, Inc. Automated Quotations National Market System ("NMS"), or

(ii) if the Shares are not quoted on the NMS, what the Committee determines in good faith to be 100% of the fair market value of a Share on that date.

Provided, however, if the NMS has closed for the day at the time the event occurs that triggers a determination of Fair Market Value, whether the grant of an Award, the exercise of an Option or otherwise, all references in this Section 2.1(m) to the "date immediately preceding that date" shall be deemed to be references to "that date." In the case of an Incentive Stock Option, if such determination of Fair Market Value is not consistent with the then current regulations of the Secretary of the Treasury, Fair Market Value shall be determined in accordance with said regulations. The determination of Fair Market Value shall be subject to adjustment as provided in Section 13 hereof.

(n) *"Fundamental Change"* means a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company, a merger or consolidation of the Company with or into any other corporation, regardless of whether the Company is the surviving corporation, or a statutory share exchange involving capital stock of the Company.

(o) *"Incentive Stock Option"* means any Option designated as such and granted in accordance with the requirements of Code Section 422 or any successor to said section.

(p) *"Non-Qualified Stock Option"* means an Option other than an Incentive Stock Option.

(q) *"Option"* means a right to purchase Stock, including both Non-Qualified Stock Options and Incentive Stock Options.

(r) *"Outside Directors"* means those directors of Company who are not employees of the Company or any Affiliate.

(s) *"Performance Cycle"* means the period of time as specified in an Agreement over which Performance Units are to be earned.

(t) *"Performance Units"* means an Award made under Section 7.2 hereof.

(u) *"Plan"* means this 2002 Stock Award Plan, as amended from time to time.

(v) *"Restricted Stock"* means Stock granted under Plan Section 7.3 so long as such Stock remains subject to one or more restrictions.

(w) *"Retirement"* of an Employee means termination of employment with the Company or an Affiliate on or after the date the Employee attains age 55.

(x) *"Share"* means a share of Stock.

(y) *"Stock"* means the common stock, $.01 par value per share (as such par value may be adjusted from time to time), of the Company.

(z) *"Successor"* means the legal representative of the estate of a deceased Participant or the person or persons who may, by bequest or inheritance, or under the terms of an Award or of forms submitted by the Participant to the Committee under Section 18 hereof, acquire the right to exercise an Option or receive cash or Shares issuable in satisfaction of an Award in the event of an employee's death.

(aa) *"Term"* means the period during which an Option may be exercised or the period during which the restrictions or terms and conditions placed on Restricted Stock are in effect.

(bb) *"Transferee"* means any member of the Participant's immediate family (i.e., his or her children, step-children, grandchildren and spouse) or one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners.

2.2 *Number.* Except when otherwise indicated by context, any term used in the singular shall also include the plural.

3. *Administration*

3.1 *Authority of Committee*

(a) *General.* Except as provided in Section 3.1(b), the Committee shall administer this Plan. The Committee may delegate all or any portion of its authority under this Plan to persons who are not Disinterested Persons solely for purposes of determining and administering Awards to Employees who are not then subject to the reporting requirements of Section 16 of the Exchange Act. Any person to whom such authority is delegated may redelegate such authority to the extent permitted by the Board or Committee. The Committee shall have exclusive power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award. Each Award shall be subject to an Agreement authorized by the Committee. The Committee's interpretation of this Plan and of any Awards made under this Plan shall be final and binding on all persons. The Committee shall have the power to establish regulations to administer this Plan and to change such regulations.

(b) *Options to Outside Directors.* Notwithstanding any contrary provisions of this Plan, the granting and terms, conditions, and eligibility requirements of Awards granted to Outside Directors shall be determined by the Board of Directors of the Company.

3.2 *Indemnification.* To the full extent permitted by law, (a) no member of the Board or of the Committee or any person to whom the Committee delegates authority under this Plan shall be liable for any action or determination taken or made in good faith with respect to this Plan or any Award made under this Plan and (b) the members of the Board and of the Committee and each person to whom the Committee delegates authority under this Plan shall be entitled to indemnification by the Company with regard to such actions and determinations.

4. *Shares Available Under this Plan.* The number of Shares available for distribution under this Plan shall not exceed 1,000,000 (subject to adjustment as provided in this Section 4 and under Section 13 hereof). Any Shares subject to the terms and conditions of an Award under this Plan that are not used because the terms and conditions of the Award are not met may again be used for an Award under this Plan. In addition, if, in accordance with this Plan, an employee uses shares of Common Stock of the Company to (i) pay a purchase or exercise price, including an Option exercise price, or (ii) satisfy tax withholdings, only the number of shares issued net of the shares tendered in payment of such purchase or exercise price and tax withholdings shall be deemed to be issued for purposes of determining the maximum number of Shares available under the Plan. Further, the maximum number of Shares available for distribution under this Plan shall be increased to take into account any Awards granted under Section 19 of this Plan.

5. *Eligibility.* Awards may be granted under this Plan to Employees and Outside Directors, and such Awards shall have the terms and conditions specified in Sections 6 and 7 hereof and elsewhere in this Plan. The granting of Awards to Employees (other than Outside Directors) is solely at the discretion of the Committee; the granting of Awards to Outside Directors is solely at the discretion of the Board.

6. *General Terms of Awards*

6.1 *Amount of Award.* Each Agreement with an Employee shall set forth the number of Shares to which the Option subject to such Agreement applies or the number of Shares of Restricted Stock, Stock, Performance Units subject to such Agreement, as the case may be.

6.2 *Term.* Each Agreement, other than those relating solely to Awards of Shares without restrictions, shall set forth the Term of the Option or Restricted Stock or the Performance Cycle for the Performance Units, as the case may be. An Agreement may permit an acceleration of the expiration of the applicable Term upon such terms and conditions as shall be set forth in the Agreement, which may, but need not, include without limitation acceleration resulting from the occurrence of an Event or in the event of the Employee's death or Retirement. Acceleration of the Performance Cycle of Performance Units shall be subject to Section 7.2(b) hereof.

6.3 *Agreements.* Each Award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions, as determined by the Committee, which shall apply to such Award, in addition to the terms and conditions specified in this Plan.

6.4 *Transferability.* Except as provided in this Section 6.4, during the lifetime of an employee to whom an Award is granted, only that Participant (or that Participant's legal representative) may exercise an Option or receive payment with respect to Performance Units or any other Award. No Award of Restricted Stock (prior to the expiration of the restrictions), Options or Performance Units or other Award may be sold, assigned, transferred, exchanged or otherwise encumbered other than pursuant to a domestic relations order as defined in the Code or Title 1 of the Employee Retirement Income Security Act ("ERISA") or the rules thereunder; any attempted transfer in violation of this Section 6.4 shall be of no effect. Notwithstanding the immediately preceding sentence, the Committee, in an Agreement or otherwise at its discretion, may provide (i) that the Award subject to the Agreement shall be transferable to a Successor in the event of an employee's death, or (ii) that the Award (other than Incentive Stock Options) may be transferable to a Transferee if the Participant receives no consideration for the transfer. Any Award held by a Transferee shall continue to be subject to the same terms and conditions that were applicable to such Award immediately prior to its transfer. By way of example and not limitation, (i) an Option may be exercised by a Transferee as and to the extent that such Option has become exercisable and has not terminated in accordance with the provisions of the Plan and the applicable Agreement and (ii) for purposes of any provision of this Plan relating to notice to an optionee or to vesting or termination of an Option upon the death, disability or termination of employment of an optionee, the references to "optionee" shall mean the original grantee of an option and not any Transferee.

7. *Terms and Conditions of Specific Awards*

7.1 *Stock Options*

(a) *Terms of All Options.* Each Option shall be granted as either an Incentive Stock Option or a Non-Qualified Stock Option. Only Non-Qualified Stock Options may be granted to Outside Directors; to Employees who are employees of an Affiliate within the meaning of Section 2.1(a)(ii) hereof; and to Employees who are not employees of the Company or an Affiliate, but who provide services to the Company or an Affiliate in the capacity of an advisor or consultant. The purchase price of each Share subject to an Option shall be determined by the Committee and set forth in the Agreement, but shall not be less than 100% of the Fair Market Value of a Share as of the date the Option is granted. The purchase price of the Shares with respect to which an Option is exercised shall be payable in full at the time of exercise, provided that to the extent permitted by law, the Agreement may permit some or all Participants simultaneously to exercise Options and sell the Shares thereby acquired pursuant to a brokerage or similar relationship and use the proceeds from such sale as payment of the purchase price of such Shares. The purchase price may be payable in cash, in Stock having a Fair Market Value as of the date the Option is exercised equal to the purchase price of the Stock being purchased pursuant to the Option, or a combination thereof as determined by the Committee and provided in the Agreement. Each Option shall be exercisable in whole or in part on the terms provided in the Agreement. In no event shall any Option be exercisable at any time after its expiration date. When an Option is no longer exercisable, it shall be deemed to have lapsed or terminated. The number of

Shares for which any Employee may be granted Options in any one calendar year shall not exceed 750,000. The Committee may provide, in an Agreement or otherwise, that an employee who exercises an Option and pays the Option price in whole or in part with Shares then owned by the Participant will be entitled to receive another Option covering the same number of shares tendered and with a price of no less than Fair Market Value on the date of grant of such additional Option ("Reload Option").

(b) *Incentive Stock Options.* In addition to the other terms and conditions applicable to all Options:

(i) the maximum number of shares that may be covered with respect to incentive stock options is 1,000,000.

(ii) the aggregate Fair Market Value (determined as of the date the Option is granted) of the Shares with respect to which Incentive Stock Options held by an individual first become exercisable in any calendar year (under this Plan and all other incentive stock option plans of the Company and its Affiliates within the meaning of Section 2.1(a)(i) hereof) shall not exceed $100,000 (or such other limit as may be required by the Code) if such limitation is necessary to qualify the Option as an Incentive Stock Option;

(iii) an Incentive Stock Option shall not be exercisable more than 10 years after the date of grant (or such other limit as may be required by the Code) if such limitation is necessary to qualify the Option as an Incentive Stock Option; and

(iv) the Agreement covering an Incentive Stock Option shall contain such other terms and provisions which the Committee determines necessary to qualify such Option as an Incentive Stock Option.

7.2 *Performance Units*

(a) *Initial Award.* An Award of Performance Units shall entitle such Participant (or a Successor) to future payments of cash, Stock, or a combination of cash and Stock, as determined by the Committee and provided in the Agreement, based upon the achievement of performance targets established by the Committee. Such performance targets may, but need not, include without limitation targets relating to one or more of corporate, group, unit, Affiliate, or individual performance. The Agreement may establish that a portion of a full or maximum amount of an employee's Award will be paid for performance which exceeds the minimum target but falls below the maximum target applicable to such Award. The Agreement shall also provide for the timing of such payment. Following the conclusion or acceleration of each Performance Cycle, the Committee shall determine the extent to which (i) performance targets have been attained, (ii) any other terms and conditions with respect to an Award relating to such Performance Cycle have been satisfied, and (iii) payment is due with respect to an Award of Performance Units. The maximum payment that can be made for awards granted to any one individual shall be $1,000,000 for any single or combined performance goals established for a specified performance period.

(b) *Acceleration and Adjustment.* The Agreement may permit an acceleration of the Performance Cycle and an adjustment of performance targets and payments with respect to some or all of the Performance Units awarded to an employee upon such terms and conditions as shall be set forth in the Agreement, upon the occurrence of certain events, which may, but need not include without limitation an Event, a Fundamental Change, the Participant's death or Retirement or, with respect to payments in Stock with respect to Performance Units, a reclassification, stock dividend, stock split, or stock combination as provided in Section 13 hereof.

7.3 *Restricted Stock Awards*

(a) The Committee is authorized to grant, either alone or in conjunction with other Awards, stock and stock-based Awards. The Committee shall determine the persons to whom such Awards are made, the timing and amount of such Awards, and all other terms and conditions. Company Common Stock granted to recipients may be unrestricted or may contain such restrictions, including provisions requiring forfeiture and imposing restrictions upon stock transfer, as the Committee may determine. Unless forfeited, the recipient of restricted Common Stock will have all other rights of a shareholder, including without limitation, voting and dividend rights.

(b) An Award of Restricted Stock under the Plan shall consist of Shares subject to restrictions on transfer and conditions of forfeiture, which restrictions and conditions shall be included in the applicable Agreement. The Committee may provide for the lapse or waiver of any such restriction or condition based on such factors or criteria as the Committee, in its sole discretion, may determine.

(c) Except as otherwise provided in the applicable Agreement, each Stock certificate issued with respect to an Award of Restricted Stock shall either be deposited with the Company or its designee, together with an assignment separate from the certificate, in blank, signed by the Participant, or bear such legends with respect to the restricted nature of the Restricted Stock evidenced thereby as shall be provided for in the applicable Agreement.

(d) The Agreement shall describe the terms and conditions by which the restrictions and conditions of forfeiture upon awarded Restricted Stock shall lapse. Upon the lapse of the restrictions and conditions, Shares free of restrictive legends, if any, relating to such restrictions shall be issued to the Participant or a Successor or Transferee.

(e) An employee or a Successor or Transferee with a Restricted Stock Award shall have all the other rights of a shareholder including, but not limited to, the right to receive dividends and the right to vote the Shares of Restricted Stock.

7.4 *Other Awards.* The Committee may from time to time grant Stock and other Awards under the Plan including without limitations those Awards pursuant to which Shares are or may in the future be acquired, Awards denominated in Stock units, securities convertible into Stock and Phantom securities. The Committee, in its sole discretion, shall determine the terms and conditions of such Awards provided that such Awards shall not be inconsistent with the terms and purposes of this Plan. The Committee may, at its sole discretion, direct the Company to issue Shares subject to restrictive legends and/or stop transfer instructions that are consistent with the terms and conditions of the Award to which the Shares relate. Furthermore, the Committee may use stock available under this Plan as payment for compensation, grants or rights and earned or due under any other compensation plans or arrangements of the Company.

8. *Terms and Conditions of Outside Director Awards*

8.1 Outside Directors may, in the discretion of the Board and in accordance with the terms of this Plan, be granted Awards under this Plan at various times, including when an Outside Director is first elected or appointed to the Board, when an Outside Director is re-elected to the Board or at other times as may be deemed appropriate.

8.2 *Terms of Awards.* In addition to the terms set forth in Section 7.1 of this Plan, Outside Director Awards may contain such other terms and conditions as the Board determines.

9. *Effective Date of this Plan*

9.1 *Effective Date.* This Plan shall become effective as of March 30, 2002, the date of adoption of this Plan by the Board, provided that this Plan is approved and ratified by the affirmative vote of the holders of a majority of the outstanding Shares of Stock present or represented and entitled to vote in person or by proxy at a meeting of the shareholders of the Company no later than March 30, 2003.

9.2 *Duration of this Plan.* This Plan shall remain in effect until all Stock subject to it shall be distributed or all Awards have expired or lapsed, whichever is latest to occur, or this Plan is terminated pursuant to Section 12 hereof. No Award of an Incentive Stock Option shall be made more than 10 years after the effective date (or such other limit as may be required by the Code) if such limitation is necessary to qualify the Option as an Incentive Stock Option. Except with respect to Director Options, the date and time of approval by the Committee of the granting of an Award (or such other time as the Committee shall designate) shall be considered the date and time at which such Award is made or granted, notwithstanding the date of any Agreement with respect to such Award.

10. *Right to Terminate Employment.* Nothing in this Plan or in any Agreement shall confer upon any Employee the right to continue in the employment of the Company or any Affiliate or affect any right which the Company or any Affiliate may have to terminate the employment of the Employee with or without cause.

11. *Tax Withholding.* The Company may withhold from any cash payment under this Plan to an employee or other person (including a Successor or a Transferee) an amount sufficient to cover any required withholding taxes. The Company shall have the right to require an employee or other person receiving Stock under this Plan to pay to the Company a cash amount sufficient to cover any required withholding taxes. In lieu of all or any part of such a cash payment from a person receiving Stock under this Plan, the Committee may permit the individual to elect or may require the individual to cover all or any part of the required withholdings, and to cover any additional withholdings up to the amount needed to cover the individual's full FICA and federal, state, and local income tax with respect to income arising from payment of the Award, through a reduction of the number of Shares delivered to such individual or a subsequent return to the Company of Shares held by the Employee or other person, in each case valued in the same manner as used in computing the withholding taxes under the applicable laws.

12. *Amendment, Modification and Termination of this Plan*

(a) The Board may at any time and from time to time terminate, suspend or modify the Plan. Except as limited in (b) below, the Committee may at any time alter or amend any or all Agreements under the Plan to the extent permitted by law. However, no such action may, without further approval of the shareholders of the Company, be effective if such approval is required in order that the Plan conform to the requirements of Code Section 422.

(b) No termination, suspension, or modification of the Plan will materially and adversely affect any right acquired by any Participant or Successor or Transferee under an Award granted before the date of termination, suspension, or modification, unless otherwise agreed to by the Participant in the Agreement or otherwise, or required as a matter of law; but it will be conclusively presumed that any adjustment for changes in capitalization provided for in Plan Sections 7.2 or 13 does not adversely affect these rights.

13. *Adjustment for Changes in Capitalization.* Appropriate adjustments in the aggregate number and type of Shares available for Awards under this Plan and in the number and type of Shares and amount of cash subject to Awards then outstanding, in the Option price as to any outstanding Options and, subject to Section 7.2(b) hereof, in outstanding Performance Units and payments with respect to outstanding Performance Units may be made by the Committee in its sole discretion to give effect to adjustments made in the number or type of Shares of the Company through a Fundamental Change (subject to Section 14 hereof), recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock combination, or other relevant change, provided that fractional Shares shall be rounded to the nearest whole share.

14. *Fundamental Change.* In the event of a proposed Fundamental Change: (a) involving a merger, consolidation, or statutory share exchange, unless appropriate provision shall be made for the protection of the outstanding Options by the substitution of options and appropriate voting common stock of the corporation surviving any such merger or consolidation or, if appropriate, the parent corporation of the Company or such surviving corporation, to be issuable upon the exercise of options in lieu of Options and capital stock of the Company, or (b) involving the dissolution or liquidation of the Company, the Committee shall declare, at least 20 days prior to the occurrence of the Fundamental Change, and provide written notice to each holder of an Option of the declaration, that each outstanding Option, whether or not then exercisable, shall be canceled at the time of, or immediately prior to the occurrence of the Fundamental Change in exchange for payment to each holder of an Option, within ten days after the Fundamental Change, of cash equal to the amount, if any, for each Share covered by the canceled Option, by which the Fair Market Value (as defined in this Section) per Share exceeds the exercise price per Share covered by such Option. At the time of the declaration provided for in the immediately preceding sentence, each Option shall immediately become exercisable in full and each person holding an Option shall have the right, during the period preceding the time of cancellation of the Option, to exercise the Option as to all or any part of the Shares covered thereby; provided, however, that if such Fundamental Change does not become effective, then the declaration pursuant to this Section 14(b) shall be rescinded, the acceleration of the exercisibility of the Option pursuant to this Section 14(b) shall be

void, and the Option shall be exercisable in accordance with its terms. In the event of a declaration pursuant to this Section 14, each outstanding Option that shall not have been exercised prior to the Fundamental Change shall be canceled at the time of, or immediately prior to, the Fundamental Change, as provided in the declaration. Notwithstanding the foregoing, no person holding an Option shall be entitled to the payment provided for in this Section 14 if such Option shall have expired pursuant to an Agreement. For purposes of this Section only, "Fair Market Value" per Share means the cash plus the fair market value, as determined in good faith by the Committee, of the non-cash consideration to be received per Share by the shareholders of the Company upon the occurrence of the Fundamental Change, notwithstanding anything to the contrary provided in this Plan.

15. *Unfunded Plan.* This Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under this Plan.

16. *Other Benefit and Compensation Programs.* Payments and other benefits received by an employee under an Award shall not be deemed a part of an employee's regular, recurring compensation for purposes of any termination, indemnity, or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract, or similar arrangement provided by the Company or an Affiliate, unless expressly so provided by such other plan, contract, or arrangement or the Committee determines that an Award or portion of an Award should be included to reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

17. *Foreign Employees.* The Committee shall have the authority and discretion to establish terms and conditions of Awards as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States. In addition, the Committee may adopt, amend, and terminate such arrangements, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to make available tax or other benefits of the laws of any foreign jurisdiction to Employees who are subject to such laws and who receive Awards under the Plan.

18. *Beneficiary Upon Employee's Death.* To the extent that the transfer of an employee's Award at death is permitted under an Agreement, (a) an employee's Award shall be transferable to the beneficiary, if any, designated on forms prescribed by and filed with the Committee and (b) upon the death of the Employee, such beneficiary shall succeed to the rights of the Employee to the extent permitted by law and this Plan. If no such designation of a beneficiary has been made, the Participant's legal representative shall succeed to the Awards, which shall be transferable by will or pursuant to laws of descent and distribution to the extent permitted under an Agreement.

19. *Corporate Mergers, Acquisitions, Dispositions, Etc.* The Committee may also grant Options, Restricted Stock or other Awards under the Plan having terms, conditions and provisions that vary from those specified in this Plan provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, restricted stock or other awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a transaction involving a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation to which the Company or an Affiliate is a party. The Committee may also take such action with respect to Options, Restricted Stock or other Awards under the Plan as it deems appropriate, in its sole discretion, in the event of the divestiture, spin-off, or transfer of an Affiliate or a line of business of the Company.

20. *Deferrals and Settlements.* The Committee may require or permit Employees to elect to defer the issuance of Shares or the settlement of Awards in cash under such rules and procedures as it may establish under the Plan. It may also provide that deferred settlements include the payment or crediting of interest on the deferral amounts.

21. *Governing Law.* To the extent that federal laws do not otherwise control, this Plan and all determinations made and actions taken pursuant to this Plan shall be governed by the laws of Minnesota and construed accordingly.

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Computer Network Technology Corporation
6000 Nathan Lane North
Minneapolis, Minnesota 55442
ph. (763) 268-6000

Annual Shareholders' Meeting Location

June 25, 2002
10:00 AM



494
694
Plymouth, MN
Boone Ave.
CNT
Bass Lake Rd.
Nathan Lane
100
55
Downtown →
Hopkins Crossroad
169
394
N
W
E
S
494
Airport →

From the Airport to CNT Minneapolis

Follow the signs to Interstate 494 West. Take 494 West
Exit Highway 169 and go North
Exit at Bass Lake Road and go West
Take a right at Nathan Lane
CNT is the second building on the right

CNT is located on the Northwest corner of Highway 169 and Bass Lake Road.

From Downtown to CNT Minneapolis

Follow the signs to Interstate 394 West. Take 394 West
Exit Highway 169 and go North
Exit at Bass Lake Road and go West
Take a right at Nathan Lane
CNT is the second building on the right

6000 Nathan Lane North
Minneapolis, MN 55442
(763) 268-6000

CNT®

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2002
Commission file number: 0-13994

COMPUTER NETWORK TECHNOLOGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Minnesota (State or Other Jurisdiction of Incorporation or Organization)	**41-1356476** (I.R.S. Employer Identification No.)
6000 Nathan Lane North, Plymouth, Minnesota (Address of Principal Executive Offices)	**55442** (Zip Code)

(763) 268-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock $.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of Common Stock held by non-affiliates of the Registrant as of April 1, 2002 was approximately $425,701,000 based on a closing price of $14.15 per share as reported by the Nasdaq National Market on such date.

As of April 1, 2002 Registrant had 30,439,243 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Computer Network Technology Corporation's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 25, 2002 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

BUSINESS

Overview

We are a leading provider of end-to-end storage solutions, including hardware and software products, related consulting and integration services, and managed services in the growing storage networking market. We focus primarily on helping our customers design, develop, deploy and manage storage networks, including storage area networks, or SANs, a high speed network within a business' existing computer system that allows the business to manage its data storage needs with greater efficiency and less disruption to its overall network. We design, manufacture, market and support a wide range of solutions for critical storage networking applications such as remote data replication, or the real-time backup of data to remotely located disks, and remote tape vaulting, or the backup of data to remotely archived tapes. We also supply storage systems, Fibre Channel switches, telecommunications capacity and storage application software. Our revenues were $187.0 million, $176.1 million and $126.0 million for the years ended January 31, 2002 and 2001 and December 31, 1999, respectively.

Our storage networking solutions enable businesses to cost-effectively design, implement, monitor and manage their storage requirements, connect geographically dispersed storage networks, provide continuous availability to greater amounts of data and protect increasing amounts of data more efficiently. We market our storage networking products and services directly to customers through our sales force and worldwide distributors. We also have strategic marketing and supply relationships with leading storage, telecommunications and fibre switching companies, including Brocade, Compaq, Dynegy Connect, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, McDATA, StorageTek and Veritas.

We were the first to develop, and remain a leading provider of, the following storage networking solutions:

- *Storage networking over WANs.* Our solutions for storage networking over wide area networks, or WANs, enable businesses to manage and protect data across remote locations, in real time if necessary, through applications such as remote data replication and remote tape vaulting. WANs are networks dispersed over long distances that communicate by traditional copper or fiber optic third-party telecommunication lines.
- *Fibre Channel-based storage networking over WANs.* In October 1999, we introduced our first Fibre Channel-based storage networking over WAN product. Fibre Channel is a recently developed technology that dramatically improves the speed of data input and output, or I/O, between existing storage devices and the ability to connect additional devices to storage networks. We believe our Fibre Channel-based storage networking over WAN products offer significant growth prospects. These products uniquely address constraints in distance, connectivity and data transmission speeds inherent in the Fibre Channel standard. We believe Fibre Channel technology combined with our products and services will enable businesses to efficiently consolidate, cluster and share data from multiple storage devices on storage networks.
- *Storage networks over IP-based networks.* In February 2000, we introduced the first products to allow storage networking applications, such as remote data replication, to be deployed over private networks that are based on Internet protocol, or IP, the standard method for data transmission over the Internet. In May 2001, we announced the first implementation of data mirroring that combined Fibre Channel over IP. Our products were the first to extend the Fibre Channel, SCSI and ESCON standards to IP-based networks. SCSI and ESCON are older, widely used standards for communicating between computers. These products uniquely enable businesses that use virtual private IP-based networks, or VPNs, to build storage networking over WAN applications.

Following these technological firsts, we expanded our solutions offering with the acquisition of Articulent Inc., a storage solutions provider in the Northeast United States. Our expanded solutions offering includes consulting, integration, monitoring and management services that allow our customers to rapidly design, implement and manage complex storage environments. As a result, we are able to capture more of our customers' spending dollars on storage solutions.

Our storage networking solutions operate across most business computing environments, including open systems and mainframes. Open systems are server-based systems that are easy to scale, or expand, and that use hardware and software standards not proprietary to any vendor. Mainframes are computer systems with high processing power that have historically been used by large businesses for storing and processing large amounts of data. Compared to available alternatives, we believe our storage networking products offer greater ability to connect various applications and heterogeneous environments using different interfaces, protocols and standards, and to connect and link devices in storage networks transparently, meaning with little or no alteration of other vendors' hardware or software products.

We believe our solutions that enable storage networking applications over IP-based networks will benefit existing customers and attract new customers, including mid-sized businesses. These solutions extend the "bandwidth on demand" advantages of IP-based networks to storage applications and allow customers to access telecommunications capacity only as needed through a VPN connection, as opposed to leasing expensive dedicated lines. By deploying storage networks over IP-based networks, companies can leverage their existing bandwidth, and can rely on their existing IP network knowledge. We believe that these cost savings, along with the generally expected decreasing costs of telecommunications capacity, will create high-growth opportunities for us in remote data replication, remote tape vaulting and other storage networking applications we enable.

We currently operate through two divisions, the Networking Solutions Division and the Storage Solutions Division. We market our storage networking product solutions through our Networking Solutions Division. Our storage networking products consist primarily of our UltraNet® family of products, that connect storage devices. Our Networking Solutions Division also markets our established channel networking products, which enable mainframe computers to transmit data over unlimited distances and provides our support services. Our Storage Solutions Division, which includes the business we acquired from Articulent in April 2001, helps our customers design, deploy and manage enterprise storage solutions by supplying products and expertise for implementing storage applications. The Storage Solutions Division includes consulting and integration services for disaster recovery, business continuance, storage infrastructure and network performance. We also offer integration services for data replication, enterprise back-up and restore, SAN implementation and network performance monitoring.

Our Market Opportunities

We believe several forces will continue to drive the demand for our storage networking products and services:

- The volume of enterprise data is increasing significantly due to the proliferation of Web-based content, digital media, e-mail, supply chain management, customer relations management and other data-driven business applications. As a result, the demand for storage capacity continues to grow.

- Actual and expected declines in telecommunications costs and the introduction of cost-effective technologies such as Fibre Channel switching and fiber optic transmission capabilities will make remote data replication and remote tape backup applications more financially attractive for our customers. We also believe the total cost of ownership for storage may be increasing, due to labor, management and other costs required to implement shared storage across the enterprise. The decrease in telecommunications costs, coupled with an overall increase in the cost of ownership, contributes to a trend of consolidating and connecting storage across many servers and many locations, which drives demand for our products and services.

- Storage networking applications over IP-based networks will further expand the type and amount of data our customers will backup and replicate to remote locations. This will also make these applications more affordable for customers with fewer storage requirements.

- The increased complexities of storage applications, such as interoperability, storage effectiveness, and business efficiency issues, results in customers requiring storage integration and implementation expertise. We believe our services permit customers to effectively solve these issues, driving demand for our products and services and increasing our revenues.
- Customers require that their business critical applications have effective disaster recovery solutions. The events of September 11, 2001 demonstrate the need for and functionality of our products and services. Our customers had 40 systems located in lower Manhattan that were significantly impacted. In response, our products instantaneously began routing data to remote facilities on behalf of customers located in and around the World Trade Center. We believe all products worked as designed, without material loss of data by any customer.

As a result of the foregoing and other factors, International Data Corporation, or IDC, estimates that the worldwide revenue for network-attached disk storage systems will grow from $25.5 billion in 2001 to $27.8 billion in 2004, a compound annual growth rate of 3.1%. Another indication of demand for our storage networking solutions is the growth of the Fibre Channel market. IDC estimates the revenue for Fibre Channel hubs and switches will grow from $2.0 billion in 2001 to $5.6 billion in 2004, which reflects a compound annual growth rate of 41.7%. IDC estimates the demand for storage consulting and support services will grow from $20.6 billion in 2001 to $23.8 billion in 2004, a compound annual growth rate of 5.0%. IDC estimates that the worldwide revenue for storage management services will grow from $3.6 billion in 2001 to $4.6 billion in 2005, a compound annual growth rate of 6.6%. It is notable however, that we are in the midst of a current economic slowdown affecting most technology sectors and communications in particular. During 2001, IDC estimates worldwide industry sales of disk storage systems declined 18.2% from $31.2 billion in 2000 to $25.5 billion in 2001. We are uncertain of the depth and duration of this slowdown. However, we believe the need for storage networking solutions is significant and will continue to increase over the long term.

Selected Recent Developments

In February 2002, we sold $125 million of 3% convertible subordinated notes due February 2007, raising net proceeds of $121 million. The notes are convertible into our common stock at a price of $19.17 per share. We may redeem the notes upon payment of the outstanding principal balance, accrued interest and a make whole premium if the closing price of our common stock exceeds 175% of the conversion price for at least 20 consecutive trading days within a period of 30 consecutive trading days ending on the trading day prior to the date we mail the redemption notice.

Storage Networking Overview

Storage Networking Industry Background

Growth in Enterprise Data

The volume of enterprise data is increasing due to the proliferation of Web-based content, digital media, e-mail, supply chain management, customer relations management and other data-driven business applications.

Limitations of Traditional Storage Products

The growth of the size and amount of data stored has presented organizations with significant data management challenges and increased storage related costs. As the volume of data stored, and the number of users that require access to the data continue to increase, storage systems and servers are burdened by an increased number of input/output, or I/O, transactions they must perform. However, traditional storage architecture has inherent speed, distance, capacity and performance constraints. For example, depending on the standards and protocols used, the following constraints may exist:

- bandwidth, or the data transmission rate, is generally fixed at 15, 40 or 80 megabytes per second;
- distance between devices is limited to 12 to 150 meters;

- connectivity is limited to 15 storage devices;
- lack of data management capability in SCSI devices places the burden for management tasks on servers, thereby degrading network performance;
- if the server to which the data storage device is connected fails, the data cannot be accessed; and
- local area network, or LAN performance can be significantly degraded while the LAN is being used for storage backup applications.

Advent of Storage Networking Services

Storage networking is necessary for the effective use of large data-intensive applications such as enterprise resource planning, customer relationship management, and digital media. Our current and potential customers have a growing need to access and protect the business critical data created by these types of applications. As a result, we expect increased demand for the purchase and installation of storage networks which will drive demand for our products and demand for our consulting, integration, and managed services for end-to-end storage solutions. As a result of the installation of these solutions, we expect there will also be increased demand for support services.

Complexity and interoperability issues associated with storage networks, coupled with budgetary constraints, cause customers to struggle with the effective implementation of storage networking environments. We believe this will cause many potential customers to look outside their organization for help. Thorough knowledge across a wide variety of proprietary technologies and standards, combining storage expertise and networking knowledge, is not easily found in the marketplace. We anticipate companies such as ours, with comprehensive expertise and skill sets in disaster recovery, business continuity, storage resource management, database, tuning, troubleshooting, switches, networking and storage arrays, will be able to fill in the void for these customers with consulting and integration services. We believe customers may also look to contract out the management of these storage networks as a result of outsourcing the design and implementation of these solutions.

Our Storage Networking Solutions

Our storage networking solutions, consist of products and services that address the limitations of traditional storage architecture in the following ways:

- *Storage networks over unlimited distance* — Our products and services enable organizations to create secure storage networks without any distance limitations. This allows the creation of storage networking over WAN environments in such critical applications as remote data replication, enterprise backup and recovery and remote tape vaulting.
- *Any-to-any connectivity* — Our products are protocol independent — they can connect devices that use Fibre Channel, SCSI, ESCON, and bus and tag protocols. These devices can be connected and extended over telecommunications links including T1/E1, T3/E3 and ATM, or WAN protocols like IP, Fibre Channel and fiber optics. We believe our products connect with substantially all storage vendors.
- *Infrastructure options* — Our products enable the use of IP, ATM, Fibre Channel and fiber optics for expanded use of a storage network infrastructure. This supports the growing amounts of storage created by applications like e-mail and increases due to user demands to access applications in a continuous mode.
- *IP-based networking solutions* — We enable remote data replication over IP-based networks using software provided by EMC, Compaq and Hewlett-Packard. Our solutions allow our customers to capitalize on inexpensive "bandwidth on demand" capabilities of IP-based networks and use existing IP capacity, especially at low traffic times of the day, and rely on existing IP network knowledge. We anticipate expanding storage networking application support with products from other vendors.

- *Consulting and integration services* — Our consulting and integration services help customers evaluate, analyze, design, install and manage storage networks. We strengthened our consulting, integration and managed services capacity with the acquisition of Articulent. We believe these value-added services assist customers in designing, integrating, implementing, and managing storage networks more effectively than they could on their own. Our integration services help customers deal with the complexity of implementing a storage network that is scalable and compatible with customer resources. These services bolster sales of our high margin UltraNet® products and allow us to capture more of our customers' spending. We offer bundled telecommunications access with our products and services to provide customers a complete end-to-end operating solution.

- *Managed services* — We offer outsourced storage management services that complement our current storage networking products on a 24x7x365 basis. Our network management service helps our customers monitor their UltraNet® products and third-party telecommunication lines and allows them to quickly respond to and resolve storage network issues. Our data migration services help our customers migrate large amounts of data from one data center or storage facility to another during consolidation or expansion of data centers. This is a turnkey service including personnel, equipment, software and support. We anticipate adding other outsourced services to monitor and manage complete end-to-end storage solutions for our customers and help drive demand for our storage networking products.

Our storage networking solutions are used for immediate, or real-time, backup and recovery, and support a technology known as remote data replication. Data replication avoids the serious threat to businesses posed by the loss of data between data system backups by simultaneously creating up-to-the-minute images of business-critical data on multiple backup storage disks. Our remote data replication technology permits the backups to be transmitted to a separate geographic location, thereby reducing the risk of natural and site-wide disasters. This technique also permits rapid recovery of data when needed, as it is not necessary to reload tapes.

We also enhance continuous business operations. Traditional LAN-based storage management requires manual handling and transportation of storage to an off-site location. While this ensures a physically-separated copy of valuable corporate data, it requires additional time and expense for handling and transportation. In addition, finding the right tape in a timely manner can be difficult. By bridging the storage network over the WAN, backups can be instantly made to remote locations on disk media, including by data replication, or on tape, known as electronic tape vaulting. This allows for more secure archiving and timely retrieval of the correct business critical data.

Our Storage Networking Strategy

We intend to build upon our position as a leading provider of storage networking solutions. Key elements of this strategy are as follows:

Extend Storage Networking Technology Leadership

We intend to extend our storage networking technology leadership by continuing to broaden our product and service offerings and by expanding our storage networking solutions into new markets. An example of this strategy is our recent introduction of our IP over Fibre Channel and IP over ATM WANs. Currently, our IP-based network solutions enable remote data replication, in conjunction with software products from Compaq, EMC, and Hewlett-Packard and remote tape vaulting over IP-based networks. We are currently developing solutions that will operate in conjunction with storage network applications of other storage networking vendors. In addition our network management service will enable us to use our expertise to assist our customers in keeping the data stored in their storage networks performing efficiently and continuously. We intend to build market share by continuing to focus on areas which make storage networks more useful and accessible, such as WAN applications, any-to-any connectivity, IP-based network and network performance solutions. To achieve leadership, we intend to capitalize on the remote data replication, enterprise backup and recovery, remote tape vaulting and network management capabilities of our products.

Expand Our Consulting and Integration Services

Our consulting and integration services help customers evaluate, analyze, design, install and manage storage networks. We strengthened our consulting, integration and managed services capacity with the acquisition of Articulent. We believe these value-added services assist customers in designing, integrating, implementing, and managing storage networks more effectively than they could on their own. Our integration services eliminate the complexity of implementing a storage network that is scalable and compatible with customer resources. These services bolster sales of our high margin UltraNet® products and allow us to capture more of our customers' spending. We offer bundled telecommunications access with our products and services to provide customers a complete end-to-end operating solution.

Grow Managed Services

We anticipate adding other outsourced services to monitor and manage complete end-to-end storage solutions for our customers and help drive demand for our storage networking products. An example of this is the recent introduction of our network management service that helps our customers monitor their UltraNet® products and third-party telecommunication lines and allows them to quickly respond to and resolve storage network issues. We plan to add management of additional storage resources to the services for problem resolution on the complete storage network.

Further Strengthen Relationships with Storage Networking Industry Leaders

We have established relationships with leaders in the storage networking market, including storage vendors, telecommunications providers, storage management software providers and Fibre Channel switch manufacturers. The parties with whom we have strategic relationships include companies such as Brocade, Compaq, Dynegy Connect, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, McDATA, StorageTek and Veritas. We intend to strengthen our existing relationships and develop new relationships that enable us to offer complementary products and services. We believe our current and future strategic relationships will facilitate the integration of our products, thereby increasing our market share and reducing the length of our sales cycle.

Storage Networking Products

Our storage networking products include the UltraNet® family of storage products, and our channel networking product known as Channelink®.

UltraNet® Storage Director is a high performance switching product that operates at the center of the storage network. It enables storage networks to establish a direct connection between storage elements and servers and share data among diverse servers and storage systems, and networks that are local and geographically dispersed. The switch provides connectivity among SCSI, ESCON, bus and tag, Fibre Channel and WANs.

UltraNet® Edge Storage Router complements the UltraNet® Storage Director by meeting the needs of a broader market. It provides a new price and performance entry point for our core solutions which do not require high port-density and mixed platform support offered by the UltraNet® Storage Director. The UltraNet® Edge Storage Router is designed to reduce the total cost of ownership of enterprise-wide storage networking solutions by leveraging the lower-cost bandwidth offered by IP networks and the performance improvements provided by Fibre Channel.

Channelink® offers connectivity over unlimited distances for mainframes. Applications include remote printing and imaging and data center load balancing, which permits the operation of two or more data centers from one site.

Third party manufactured storage networking products supplied by us, that are designed and manufactured by others, include the following:

- storage systems;
- Fibre Channel switches;
- telecommunications capacity;
- fiber optical multiplexers;
- software; and
- servers.

Storage Networking Services

Our storage networking services help our clients design, deploy, monitor and manage end-to-end storage solutions. We believe these solutions allow our customers to better manage risk and reduce the cost of storage solutions in the enterprise. The acquisition of Articulent strengthened our service offerings and provided us access to Articulent's family of integrated storage services, including consulting, integration and managed services..

Consulting Services

Our consulting services analyze a company's storage needs, determine a storage networking solution to meet those needs, and assist in the development of a business case to justify the storage networking solution. With our consulting, we assist our customers in making their existing networks more flexible and easier to manage. Our consulting expertise is focused on business continuation, disaster recovery, storage infrastructure and network performance to assist information technology managers and corporate executives responsible for planning and funding resources in making sound data management and storage decisions.

Integration Services

Our integration services help companies implement storage networking solutions. These services include project planning, analyzing, designing and documenting a detailed network, installing storage components, integrating storage components, and testing the functionality of the implemented storage solution. Our storage networking products are at the core of our storage architecture implementations, and our long-standing relationships with well-known and successful storage equipment and software manufacturers place us at the forefront of storage management solutions. Our integration services focus on data replication, enterprise back-up and restore, SAN implementation and network management.

Managed Services

Our managed services include a network management service. We monitor our customers' UltraNet® products and telecommunications networks 24x7x365. We believe this service allows our customers to optimize network performance, decreases the chance of downtime and reduces recovery time after failures. Our data migration services help our customers migrate large amounts of data from one data center or storage facility to another during consolidation or expansion of data centers.

Support Services

We offer standard maintenance contracts for our proprietary storage networking products. The contracts generally have a one-year term and provide for advance payment. Our products generally include a one-year limited warranty, and customers generally do not purchase maintenance contracts until the expiration of the warranty period. Customers are offered a variety of contracts to choose from to suit their particular needs. For instance, current options allow a customer to choose support 7 days a week, 24 hours per day, or 5 days per week, 11 hours a day. Other options offer the customer the choice to select air shipment or replacement parts, with the part being installed by the customer's staff, or on site support with spare parts and service being provided by a local parts distributor.

Strategic Storage Networking Relationships

Offering customers effective storage networking solutions requires integrating diverse components, including disk and tape storage devices, storage management software, network management products and Fibre Channel products. Our storage networking relationships include those with key storage vendors, storage management software providers and manufacturers of Fibre Channel and optical networking products. We market our storage networking products directly and through worldwide distributors. We have strategic marketing and supplier relationships with leading storage, telecommunications and fibre switching companies, including Brocade, Compaq, Dynegy Connect, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, McDATA, Pandatel, StorageTek and Veritas. These relationships allow us to provide complete end-to-end storage solutions for our customers. Approximately 20% of our revenues during fiscal year ended January 31, 2002 were represented by products that we supplied on behalf of the parties with whom we have strategic relationships.

Sales and Marketing

We market storage networking products and services in the United States through a direct sales force. We have established representative offices in Canada, the United Kingdom, France, Germany, Australia, Japan, and the Netherlands. We also market these products and services in the United States and throughout the world through systems integrators and independent distributors.

We maintain our own marketing staff and direct sales force. On January 31, 2002, we had approximately 259 persons in our marketing and sales organization.

Customers

Our customers include:

Financial Services	**Telecommunications**	**Information Outsourcing**	**Other**
American Express	AT&T	Computer Sciences Corporation	Best Buy
Bank of America	British Telecommunications	Electronic Data Systems	Wal-Mart
Barclays	Sprint	IBM Global Services	EchoStar
JP Morgan	WorldCom		Boeing
Chase	France Telecom		Lockheed Martin
CitiGroup	Verizon		Mattel
Merrill Lynch			Target
Rabobank International			Merck
Fannie Mae			
Fidelity			
AXA			
Nasdaq			

Research and Development

The markets in which we operate are characterized by rapidly changing technology, new standards and changing customer requirements. Our long term success in these markets depends upon our continuing ability to develop advanced network hardware and software technologies.

To meet the future demands of our customers, we expect to:

- increase the compatibility of our products with the products made by others;
- emphasize the flexible and modular architecture of our products to permit the introduction of new and improved products within existing systems;

- continue to focus on providing sophisticated diagnostic support tools to help deliver high network availability and, in the event of failure, rapid return to service; and
- develop new products based on customer feedback and market trends.

Research and development expenses were 13% of total revenue for the years ended January 31, 2002 and 2001 and 15% of total revenue for the year ended December 31, 1999. We intend to continue to apply a significant portion of resources to product enhancements and new product development for the foreseeable future. We cannot assure you that our research and development activities will be successful.

Manufacturing and Suppliers

In-house manufacturing activities for our products primarily involve quality assurance testing of subassemblies and final system assembly, integration and quality assurance testing. We became ISO 9001 certified in 1999 and have been ISO 9002 certified since 1993.

We manufacture our products based on forecasted orders. Forecasting orders is difficult as most shipments occur at the end of each quarter. Our customers generally place orders for immediate delivery, not in advance of need. Customers may generally cancel or reschedule orders without penalties. Accordingly, we believe that backlog is generally not meaningful for purposes of predicting our revenue for any fiscal period.

We manufacture our UltraNet® and Channelink® products from subassemblies, parts and components, such as integrated circuits, printed circuit boards, power supplies and metal parts, manufactured by others. Some items manufactured by suppliers are made to our specific design criteria.

At January 31, 2002, we held $4.0 million of net inventory for parts that our vendors no longer manufacture. Products in which those parts are included accounted for $85.5 million in revenue during the year ended January 31, 2002. We expect that this inventory will be used in the ordinary course of our business over the next five years. Relevant parts will have to be redesigned after the inventory is used.

We believe that we currently have adequate supply channels. Components and subassemblies used in our products and systems are generally available from a number of different suppliers. However, certain components in our other products are purchased from a limited number of sources. We do not anticipate any difficulty in obtaining an adequate supply of such products and required components. An interruption in our existing supplier relationships or delays by some suppliers, however, could result in production delays and harm our results of operations.

Competition

Our products are sold in markets where other market participants have significantly greater revenues and internationally known brand names. Many of those market participants do not currently sell products similar to ours. However, such market participants may do so in the future, and new products we develop may compete with products sold by well-known market participants. Our competitors in channel networking and storage networking include storage system vendors and others including Crossroads, Gadzoox Networks, Inrange, McDATA, Nishan Systems, QLogic, SAN Valley, SANcastle, StorageTek and Vixel. In addition, Cisco acquired NuSpeed, a developer of an IP-based network product with functionality similar to our product offerings. Our Storage Solutions Division has numerous competitors, including consulting and integration services offered by storage vendors.

The markets in which we operate are characterized by rapidly changing technology and evolving industry standards, resulting in rapid product obsolescence and frequent product and feature introductions and improvements. We compete with several companies that have greater engineering and development resources, marketing resources, financial resources, manufacturing capability, customer support resources and name recognition. As a result, our competitors may have greater credibility with existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitive pressures may materially harm our business.

The competitive environments of markets in which our storage networking solutions are sold are continuing to develop rapidly. We are not in a position to prepare long range plans in response to unknown competitive pressures. As these markets grow, we anticipate other companies will enter with competing products. In addition, our customers and business relationships may develop and introduce competing products. We anticipate the markets will be highly competitive.

The declining sales of channel networking products present unique competitive pressures. We anticipate pricing pressures may increase in these markets. Consolidation of competing vendors of these products could also have negative consequences.

The principal competitive factors affecting our products include customer service, flexibility, price, performance, reliability, ease of use and functionality. In many situations, the potential customer has an installed base of a competitor's products, which can be difficult to dislodge. IBM, Microsoft and others can significantly influence customers and control technology in our markets. However, we believe our direct sales force, storage networking expert consultants and support services personnel offer us a substantial advantage over new competitors, because these newer competitors do not have the knowledge of storage networking design and support and any-to-any connectivity necessary to sell competing products and services.

Intellectual Property Rights

We rely on a combination of trade secret, copyright, patent and trademark laws, nondisclosure agreements and technical measures to establish and protect our intellectual property rights. That protection may not preclude competitors from developing products with features similar to our products.

We currently own three patents and have nine patent applications filed or in the process of being filed in the United States with respect to our continuing operations. Our pending patent applications, however, may not be issued. We have not applied for patent protection in any foreign countries. Not all of our unique products and technology are patented. Our issued patents may not adequately protect our technology from infringement or prevent others from claiming that our technology infringes that of third parties. Failure to protect our intellectual property could materially harm our business. We believe that patent and copyright protection are less significant to our competitive position because of the rapid pace of technological change in the markets in which our products are sold and because of the effectiveness and quality of our support services, the knowledge, experience and ability of our employees and the frequency of our enhancements.

We rely upon a patent license agreement to manufacture our Channelink® and UltraNet® products that use ESCON. This license expires on December 31, 2004.

We have from time to time received, and may in the future receive, communications from third parties asserting that our products infringe on their patents. We believe that we possess or license all required proprietary rights to the technology included in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of others. However, there can be no assurance that others will not claim a proprietary interest in all or a part of the technology we use or assert claims of infringement. Any such claim, regardless of its merits, could involve us in costly litigation and materially harm our business.

The existence of a large number of patents in the markets in which our products are sold, the rapid rate of issuance of new patents and short product development cycles means it is not economically practical to determine in advance whether a product infringes patent rights of others. We believe that, based upon industry practice, any necessary license or rights under such patents may be obtained on terms that would not materially harm our consolidated financial position or results of operations. However, there can be no assurance in this regard.

Employees

As of January 31, 2002, we had 792 full-time employees for both divisions. On that date, 160 full-time employees provided services to both divisions and are members of our administrative and manufacturing departments. On that date, our Networking Solutions Division had 498 employees and our Storage Solutions Division had 134 employees, which are in addition to those who provide services to both divisions. We consider our ability to attract and retain qualified employees and to motivate such employees to be essential to our future success. Competition for highly skilled personnel is particularly intense in the computer and data communications industry, and we cannot assure that we will continue to attract and retain qualified employees.

Discontinued Operations

Our discontinued operations, which we have historically referred to as our Enterprise Integration Solutions Division, developed and sold our enterprise application integration, or EAI, software that automated the integration of computer software applications and business workflow processes, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. We changed the name of our Enterprise Integration Solutions Division to Propelis Software, Inc. During 2001, we sold substantially all of the assets of our discontinued operations in a series of transactions. These transactions included the sale of our IntelliFrame subsidiary to webMethods, and the sale of other assets of Propelis subsidiary to Jacada Ltd. All outstanding options to purchase stock of Propelis Software, Inc. have been cancelled or have lapsed. The transactions allow us to focus all of our resources on our storage networking products and services.

Special Note Regarding Forward-Looking Statements

This Form 10-K contains "forward-looking statements" within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included or incorporated by reference in this Form 10-K, including the statements under "Business" and elsewhere in this Form 10-K regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words "will," "believe," "anticipate," "plan," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Form 10-K are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results may differ materially from those stated in these forward-looking statements due to a variety of factors, including those described in Exhibit 99 to this Form 10-K and from time to time in our filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this Form 10-K. Neither we nor any of the initial purchasers undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Item 2. Properties

Facilities and Properties

Our principal administrative, manufacturing, engineering and development functions are located in leased facilities in the Minneapolis, Minnesota suburb of Plymouth. In addition, we lease office space in England, France, Germany, Australia, Japan, and the Netherlands. We also lease space for sales offices for our direct sales staff and systems consultants in a number of locations throughout the United States and Canada. We believe our facilities are adequate to meet our current needs.

Item 3. Legal Proceedings

From time-to-time we are a party to various legal actions and receive threats of litigation. At this time, management does not believe any such litigation or threats will have a material impact on our financial position.

Item 4. Submission of Matters to a vote of Security Holders

None.

Item 4A. Executive Officers of the Company

Our executive officers are as follows:

Name	Position Served	Age
Thomas G. Hudson	Chairman of the Board, President and Chief Executive Officer	56
Gregory T. Barnum	Chief Financial Officer, Vice President of Finance and Corporate Secretary	47
Jeffrey A. Bertelsen	Corporate Controller and Treasurer	39
William C. Collette	Chief Technology Officer and Vice President of Advanced Technology	58
Nick V. Ganio	Group Vice President of Worldwide Sales, Marketing and Services	42
Mark R. Knittel	Group Vice President of Worldwide Product Operations	47

Thomas G. Hudson has served as President and Chief Executive Officer since June 1996, as a director since August 1996 and Chairman of the Board since May 1999. From 1993 to June 1996, Mr. Hudson served as Senior Vice President of McGraw Hill Companies, a leading information services provider, serving as General Manager of its F.W. Dodge Division, and as Senior Vice President, Corporate Development. From 1968 to 1993, Mr. Hudson served in a number of management positions at IBM Corporation, most recently as Vice President Services Sector Division. Mr. Hudson's IBM career included varied product development, marketing and strategic responsibilities for IBM's financial services customers and extensive international and large systems experience. Mr. Hudson is a graduate of the University of Notre Dame and New York University. Mr. Hudson attended the Harvard Advanced Management Program in 1990. Mr. Hudson also serves on the board of directors of Ciprico, Inc. and Lawson Software, Inc.

Gregory T. Barnum was appointed Vice President of Finance, Chief Financial Officer and Corporate Secretary in July 1997. From September 1992 to July 1997, Mr. Barnum served as Senior Vice President of Finance and Administration, Chief Financial Officer and Corporate Secretary at Tricord Systems, Inc., a manufacturer of enterprise servers. From May 1988 to September 1992, Mr. Barnum served as the Executive Vice President, Finance, Chief Financial Officer, Treasurer and Corporate Secretary for Cray Computer Corporation, a development stage company engaged in the design of supercomputers. Prior to that time, Mr. Barnum served in various accounting and financial management capacities for Cray Research, Inc., a manufacturer of supercomputers. Mr. Barnum is a graduate of the University of St. Thomas.

Jeffrey A. Bertelsen was appointed Corporate Controller and Treasurer in December 1996. Mr. Bertelsen served as our Controller from March 1995 to December 1996. From 1985 to March 1995, Mr. Bertelsen was employed by KPMG LLP, a public accounting firm, most recently as a Senior Audit Manager. Mr. Bertelsen is a graduate of the University of Minnesota.

William C. Collette was appointed Chief Technology Officer in December 1998 and Vice President of Advanced Technology in October 1999. Mr. Collette served as our Vice President of Engineering from December 1995 to October 1999, and as our Director of Future Software Development and as a Software Development Manager from June 1993 to December 1995. From 1990 to 1993, Mr. Collette was employed by SuperComputer Systems, Inc. as a Senior Software Engineer, where he worked with Steve Chen to design the networking for the SS1 Supercomputer. Mr. Collette holds a bachelors degree in business management from Metro State University.

Nick V. Ganio was appointed Group Vice President of Worldwide Sales, Marketing and Services in October 1999. From November 1998 to October 1999, Mr. Ganio served as Vice President of Worldwide Sales and also as Vice President of Direct Sales Worldwide from April 1998 to November 1998. From September 1996 to February 1998, Mr. Ganio served as Vice President of Worldwide Sales and Marketing for Xyplex, Inc. From March 1987 to September 1996, Mr. Ganio held various high-level positions with Digital Equipment Corporation, including Vice President of Operations in Japan, Vice President and General Manager of the Americas Networks Product business and Vice President and Executive Assistant to the Office of President. Mr. Ganio held various sales positions with IBM from May 1981 to February 1987. Mr. Ganio holds a bachelors degree, magna cum laude from Bernard Baruch College.

Mark R. Knittel was appointed Group Vice President of Worldwide Product Operations in October 1999. From May 1997 to October 1999, Mr. Knittel served as our Vice President of Marketing and also as our Vice President of Architecture and Business Development from March 1997 to May 1997. From July 1977 to March 1997, Mr. Knittel was employed with IBM where he held several executive development positions for both hardware and software networking products, as well as multiple strategy positions. Most recently, Mr. Knittel held the position of Director of Campus Product Marketing within the Network Hardware Division of IBM. Mr. Knittel has a masters degree in philosophy from the University of Chicago.

PART II

Item 5. Market for the Registrant's Securities and Related Shareholder Matters

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol "CMNT." The following table sets forth for the indicated periods the range of high and low per share sales prices for our common stock as reported on the Nasdaq National Market:

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 1999		
First Quarter	$17.56	$ 9.75
Second Quarter	30.63	13.00
Third Quarter	23.25	9.19
Fourth Quarter	27.63	7.38
Fiscal Year Ended January 31, 2001		
First Quarter	$27.00	$11.50
Second Quarter	19.88	11.56
Third Quarter	35.25	15.25
Fourth Quarter	40.00	18.69
Fiscal Year Ended January 31, 2002		
First Quarter	$29.88	$ 8.44
Second Quarter	12.59	7.80
Third Quarter	15.73	8.05
Fourth Quarter	24.90	14.10

As of April 1, 2002, there were approximately 1,000 shareholders of record. The Company estimates that approximately an additional 10,500 shareholders own stock held for their accounts at brokerage firms and financial institutions.

DIVIDEND POLICY

We have not paid any cash dividends since our inception, and we do not intend to pay any cash dividends in the future.

Item 6. Selected Consolidated Financial Information

	Years Ended January 31,		Years Ended December 31,		
	2002	2001	1999(1)	1998	1997
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue:					
Product sales	$129,276	$125,432	$ 89,248	$ 74,969	$56,127
Service fees	57,747	50,674	36,741	28,052	24,068
Total revenue	187,023	176,106	125,989	103,021	80,195
Cost of revenue	111,257	83,181	56,795	45,616	36,002
Cost of revenue — special charges	2,325(2)	—	1,414(4)	—	—
Total cost of revenue	113,582	83,181	58,209	45,616	36,002
Gross profit	73,441	92,925	67,780	57,405	44,193
Operating expenses:					
Sales and marketing	52,156	41,019	34,626	32,255	27,504
Engineering and development	23,452	22,572	18,456	14,236	12,384
General and administrative	9,311	8,697	6,922	6,252	4,944
Special charges	996(2)	(287)(3)	1,331(4)	—	—
Total operating expenses	85,915	72,001	61,335	52,743	44,832
Income (loss) from operations	(12,474)	20,924	6,445	4,662	(639)
Loss on sale and write down of webMethods stock	(10,283)(2)	—	—	—	—
Other income, net	5,537	3,152	110	427	1,400
Income (loss) from continuing operations before income taxes	(17,220)	24,076	6,555	5,089	761
Provision (benefit) for income taxes	(5,292)	7,947	2,229	1,730	312
Income (loss) from continuing operations	(11,928)	16,129	4,326	3,359	449
Income (loss) from discontinued operations, net of tax	8,222	(4,135)	329	1,370	(2,763)
Net income (loss)	$ (3,706)	$ 11,994	$ 4,655	$ 4,729	$(2,314)
Diluted income (loss) per share:					
Continuing operations	$ (.40)	$ .58	$ .17	$ .15	$ .02
Discontinued operations	$ .28	$ (.15)	$ .01	$ .06	$ (.12)
Net income (loss)	$ (.12)	$ .43	$ .18	$ .21	$ (.10)
Diluted shares	29,892	27,813	25,818	22,572	22,702
Other Financial Data(5):					
Ratio of earnings to fixed charges	—	12.41x	5.13x	5.55x	1.78x

	As of January 31,		As of December 31,		
	2002	2001	1999	1998	1997
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$118,014	$150,477	$ 26,895	$12,362	$10,824
Working capital	160,271	182,625	50,715	35,587	30,380
Total assets	269,738	268,623	110,654	87,596	78,950
Long-term obligations	708	1,952	1,780	1,816	701
Total shareholders' equity	216,643	213,102	78,472	60,558	55,607

(1) On January 12, 2000, we changed our fiscal year to end on January 31st, rather than December 31st.

(2) Includes special charges and other items recognized in the first quarter of fiscal 2001, including a $2.0 million write-down of inventory, a $325,000 write-off of our FileSpeed product, a $996,000 restructuring charge and a $10.3 million loss on the sale and write-down of webMethods common stock acquired from the disposition of a portion of our discontinued operations.

(3) Includes a reversal of the unused balance of a fiscal 1999 fourth quarter accrual for an abandoned facility of $287,000.

(4) Includes special charges in the fourth quarter of fiscal 1999 of $1.4 million for the write-off of non-SAN-related products and $1.3 million for an abandoned facility.

(5) For the fiscal year 2001, earnings were inadequate to cover fixed charges by $17.2 million. These ratios are calculated by dividing (a) income from continuing operations before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense plus a portion of rental expense attributable to interest.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading provider of end-to-end storage solutions, including hardware and software products, related consulting and integration services, and managed services in the growing storage networking market. We focus primarily on helping our customers design, develop, deploy and manage storage networks, including storage area networks, or SANs, a high speed network within a business' existing computer system that allows the business to manage its data storage needs with greater efficiency and less disruption to its overall network. We design, manufacture, market and support a wide range of solutions for critical storage networking applications such as remote data replication, or the real-time backup of data to remotely located disks, and remote tape vaulting, or the backup of data to remotely archived tapes. We also supply storage systems, Fibre Channel switches, telecommunications capacity and storage application software.

Our storage networking solutions enable businesses to cost-effectively design, implement, monitor and manage their storage requirements, connect geographically dispersed storage networks, provide continuous availability to greater amounts of data and protect increasing amounts of data more efficiently. We market our storage networking products and services directly to customers through our sales force and worldwide distributors. We also have strategic marketing and supply relationships with leading storage, telecommunications and fibre switching companies, including Brocade, Compaq, Dynegy Connect, EMC, Hewlett-Packard, Hitachi Data Systems, IBM, McDATA, StorageTek and Veritas.

Economic conditions have caused our customers to reevaluate their capital spending plans, and to defer previously planned projects for information technology infrastructure. However, we believe the need for storage networking solutions is significant and will continue to increase.

Due to the slowdown in customer spending for information technology infrastructure, we took cost reduction actions in April 2001 that reduced our quarterly expense run rate, including:

- a 10 percent workforce reduction
- a wage freeze for all employees
- a 10 percent pay cut for executive management
- a 5 percent pay cut for selected other employees; and
- significant reductions in discretionary spending.

The reduction in demand for our products and services also resulted in the following charges in the first quarter of 2001:

- $2.0 million to write-down slow moving inventory
- $325,000 for the write-off of our FileSpeed product; and
- $996,000 for restructuring, principally severance.

During the fourth quarter of 1999, we recorded a $1.3 million charge for the future costs associated with a facility that was abandoned prior to the expiration of the lease term and a $1.4 million charge for the write-off of non-storage networking related products. We reversed the unused portion of the $1.3 million charge for the abandoned facility in the third quarter of 2000. The amount of the reversal was $287,000.

Sale and Write-down of webMethods Stock

During the first quarter of 2001, we sold 232,511 shares of webMethods stock received from the sale of IntelliFrame for approximately $6.2 million, resulting in a pre-tax loss of approximately $8.7 million. We also wrote-down the carrying value of the remaining 41,031 shares of webMethods stock that we still own, resulting in a pre-tax loss of approximately $1.5 million.

Acquisition of Articulent

On April 3, 2001 we acquired all of the outstanding stock of Articulent Inc., a privately held, leading provider of storage solutions and services for $12.4 million in cash, plus the assumption of approximately $24.4 million of liabilities and the acquisition of approximately $19.3 million of tangible assets. The agreement includes a $10.0 million incentive payout based upon meeting certain revenue and earnings milestones over the twelve-month period beginning May 1, 2001. At the present time, we do not anticipate that the revenue and earnings milestones required for the incentive payout will be achieved.

Discontinued Operations — Divestiture of Propelis Software, Inc.

Propelis Software, Inc., formerly known as our Enterprise Integration Solutions Division, developed and sold our enterprise application integration, or EAI, software that automates the integration of computer software applications and business workflow processes. In August 2000, we determined to divest Propelis Software, Inc. and focus on our core storage networking business. As a result, Propelis Software, Inc. has been accounted for as discontinued operations in the accompanying financial statements, meaning that the division's revenues and expenses are not shown and its net income (loss) for all periods are included under the "Discontinued Operations" caption in our statement of operations. During 2001, we sold substantially all of the assets of our discontinued operations in a series of transactions. These included the sale of our IntelliFrame subsidiary to webMethods and the sale of other assets to Jacada Ltd. All outstanding options to purchase stock of Propelis Software have been cancelled or have lapsed.

On February 2, 2001 we sold all of the outstanding stock of IntelliFrame Corporation, including the technology underlying our Propelis BPm™ product, to webMethods, Inc. for $8.8 million in cash and 273,542 shares of webMethods common stock. The stock received from webMethods, Inc. was valued at $17.1 million, which reflects a discount from its publicly reported trading price due to the initial restrictions placed on our ability to freely sell the stock. In connection with this transaction, we paid $3.0 million to two employees, who were former shareholders of IntelliFrame, to satisfy all obligations to make further bonus payments under their employment agreements. The sale resulted in an after tax gain of $12.6 million in the first quarter of 2001.

In the first quarter of 2001, we accrued $9.3 million for the estimated future operating losses of Propelis Software, Inc. through the potential date of divestiture, resulting in an after tax loss of $6.2 million.

On August 23, 2001 the Company sold substantially all of the remaining assets and liabilities of Propelis Software, Inc. to Jacada Ltd. for $6.0 million in cash, plus a warrant to purchase 350,000 ordinary shares of Jacada Ltd. stock at a price of $3.26 per share. The transaction resulted in an after tax gain of $1.8 million in the third quarter of 2001.

Convertible Debt Offering

In February 2002, we sold $125 million of 3% convertible subordinated notes due February 2007, raising net proceeds of $121 million. The notes are convertible into our common stock at a price of $19.17 per share. We may redeem the notes upon payment of the outstanding principal balance, accrued interest and a make whole premium if the closing price of our common stock exceeds 175% of the conversion price for at least 20 consecutive trading days within a period of 30 consecutive trading days ending on the trading day prior to the date we mail the redemption notice. We are required and intend to register 6.5 million shares within 180 days of the original issuance of the notes.

Change in Year End

On January 12, 2000, we changed our fiscal year end to January 31st, from December 31st. We believe the twelve months ended December 31, 1999 provide a meaningful comparison to the twelve months ended January 31, 2002 and 2001. There are no factors, seasonal or otherwise, that would impact the comparability of information or trends, if results for the twelve months ended January 31, 2000 were presented in lieu of results for the twelve months ended December 31, 1999. References in this Form 10-K to fiscal 2001 and 2000 represent the twelve months ended January 31, 2002 and 2001, respectively. References to fiscal year 1999 represent the twelve months ended December 31, 1999.

Accounting Policies

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgment based on its understanding and analysis of the relevant circumstances. Note 1 to the consolidated financial statements provides a summary of the significant accounting policies followed in the preparation of the financial statements.

The Company's critical accounting policies include the following:

Revenue Recognition

Revenue is recognized upon shipment for product sales with standard configurations and product sales with other than standard configurations which have demonstrated performance in accordance with its customer's specifications prior to shipment provided that (a) evidence of an arrangement exists, (b) delivery has occurred, (c) the price to the customer is fixed and determinable, and (d) collectibility is assured. All other product sales are recognized when customer acceptance is received or the passage of the customer acceptance period. We accrue for warranty costs and sales returns at the time of shipment based on experience. In transactions that include multiple products and/or services, we allocate the sales value among each of the deliverables based on their relative fair values.

Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period or as the services are rendered. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

Valuation of Accounts Receivable

We review accounts receivable to determine which are doubtful of collection. In addition, we also make estimates of potential future product returns. In making the determination of the appropriate allowance for doubtful accounts and product returns, we consider specific accounts, changes in customer payment terms, historical write-offs and returns, changes in customer demand and relationships, concentrations of credit risk and customer credit worthiness. Changes in the credit worthiness of customers, general economic conditions and other factors may impact the level of future write-offs and product returns.

Valuation of Inventory

We review obsolescence to determine that inventory items deemed obsolete are appropriately reserved. In making the determination we consider our history of inventory write-offs, future sales of related products, and quantity of inventory at the balance sheet date assessed against our past usage rates and future expected usage rates. Changes in factors such as technology, customers demand, competitor product introductions and other matters could affect the level of inventory obsolescence in the future.

Valuation of Deferred Taxes

Significant management judgment is required in determining the provision for incomes taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We are required to estimate our income taxes in each jurisdiction where we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the depreciable life of fixed assets for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe recovery is unlikely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase the valuation allowance in a given period, we must increase tax expense within our statement of operations.

We have recorded a valuation allowance of $1.2 million at January 31, 2002 due to uncertainties related to our ability to utilize certain state and foreign tax credits and loss carryforwards. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets are recoverable. In the event actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of long-lived and intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include significant under performance relative to expected operating results, changes in the manner of use of the acquired assets or the strategy of our overall business, negative industry or economic trends, significant decline in our stock price for a sustained period, and our market capitalization relative to our net book value.

When we determine that the carrying value of long-lived and intangibles assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on the projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model. Net long-lived and intangible assets, and goodwill amounted to $44.7 million at January 31, 2002, and no asset impairments were identified as of that date.

We adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" effective February 1, 2002. As a result, we have ceased amortizing goodwill at February 1, 2002 of $15.0 million. In 2001, we recorded amortization expense related to this goodwill of $624,000 which will no longer be required in 2002. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter.

Upon completion of any impairment review, there can no be assurance that a material charge will not be required.

Results of Continuing Operations

The following table sets forth financial data for our continuing operations for the periods indicated as a percentage of total revenue except for gross profit, which is expressed as a percentage of the related revenue.

The segment operating information presented below is for illustrative purposes only and has been adjusted to eliminate the effects of special items and other charges recognized by our Networking Solutions Division during the first quarter of 2001, including a $2.0 million write-down of inventory, a $325,000 write-off of our FileSpeed product and a $996,000 restructuring charge. The segment operating information eliminates special charges recognized by our Networking Solutions Division in the fourth quarter of 1999, including $1.4 million for the write-off of non-SAN-related products and $1.3 million for an abandoned facility. It also eliminates the effect in the third quarter of 2000 of a $287,000 reversal of the unused portion of the accrual for the abandoned facility.

	Networking Solutions Division			Storage Solutions Division		
	2001	2000	1999	2001	2000	1999
Revenue:						
Product sales	67.2%	74.1%	73.5%	74.3%	34.0%	—%
Service fees	32.8	25.9	26.5	25.7	66.0	100.0
Total revenue	100.0	100.0	100.0	100.0	100.0	100.0
Gross profit:						
Product sales	53.1	58.0	58.5	17.3	53.4	—
Service fees	48.9	45.5	45.0	(11.5)	13.5	54.2
Total gross profit	51.8	54.7	54.9	9.9	27.1	54.2
Operating expenses:						
Sales and marketing	32.4	22.8	28.5	15.7	29.3	—
Engineering and development	16.8	13.8	15.2	.9	—	—
General and administrative	6.1	5.3	5.7	2.0	—	—
Total operating expenses	55.3	41.9	49.4	18.6	29.3	—
Income (loss) from operations	(3.5)%	12.8%	5.5%	(8.7)%	(2.2)%	54.2%

Revenue

Years Ended January 31, 2002 and 2001

Networking Solutions

Our Networking Solutions Division generated revenue of $136.9 million in 2001, a decrease of 16%, from $163.5 million in 2000. Storage networking related product revenue decreased 16% in 2001 to $69.8 million from $83.5 million in 2000. Approximately $3.2 million of storage networking product revenue in 2001 resulted from the sale of our new UltraNet® Edge product, which started to ship in our third quarter ended October 31, 2001. Sales of channel extension product applications decreased 41% in 2001 to $22.2 million from $37.7 million in 2000. Our older channel extension products continue to be a profitable part of our business and a key application for many of our storage networking customers. We expect sales of channel extension products to continue for the foreseeable future but do not expect revenues to grow substantially. Revenue for our Networking Solutions Division was negatively impacted in 2001 as economic conditions caused our customers to reevaluate their capital spending plans, and to defer previously planned projects for information technology infrastructure.

During 2000, partner relationships with STK and Compaq generated significant product revenue. Sales of the DXE product to STK contributed $9.3 million of product revenue in 2000, compared to $1.5 million of product revenue in 2001. We discontinued the DXE/RDE product line in March 2001, and are transitioning the customer base to our UltraNet® products. An OEM agreement with Compaq contributed $5.7 million of product revenue in 2000. No revenue was generated from this OEM agreement in 2001.

Maintenance revenue increased 6% in 2001 to $44.8 million from $42.3 million in 2000. The increase in revenue is due to the growing installed base of customers using our networking products. The maintenance revenue growth rate slowed in 2001 compared to 2000 due to the decline in Networking product revenue in 2001. In addition, some customers elected not to re-new maintenance agreements in 2001 for our older Channelink® products.

Storage Solutions

Prior to our acquisition of Articulent in April 2001, our Storage Solutions Division consisted of our SAN products and storage networking design and implementation services. Revenue from our Storage Solutions Division increased in 2001 to $50.2 million, an increase of 297% from $12.6 million in 2000. The acquisition of Articulent in April 2001 significantly expanded our solution offerings and accounted for most of the increase.

Years Ended January 31, 2001 and December 31, 1999

Networking Solutions

Our Networking Solutions Division generated revenue of $163.5 million in 2000, an increase of 35%, from $121.4 million in 1999. Storage networking applications for both open systems and mainframes continued to drive new product revenue. Storage networking related product revenue increased 56% in 2000 to $83.5 million from $53.6 million in 1999. Sales of channel extension product applications increased 6% in 2000 to $37.7 million from $35.6 million in 1999.

During 2000, partner relationships with STK and Compaq generated significant product revenue. Sales of the DXE product to STK contributed $9.3 million of product revenue in 2000, while our OEM relationship with Compaq contributed $5.7 million of product revenue.

Maintenance revenue increased 32% in 2000 to $42.3 million from $32.2 million in 1999. The increase in revenue is due to the growing installed base of customers using our networking products.

Storage Solutions

Revenue from our SAN products and storage networking design and implementation services increased 176% in 2000 to $12.6 million from $4.6 million in 1999. The increase is due to greater customer demand for storage area networks and storage networking. These applications tend to be highly complex, and for these reasons, businesses often outsource their design and implementation to third parties. In addition, we were just starting to increase our investment in these service areas in 1999, resulting in additional revenue in 2000.

General

Revenue from the sale of products and services outside the United States decreased by 12% or $6.0 million in 2001 when compared to 2000, and increased by 20% or $8.9 million in 2000 when compared to 1999. We derived 25%, 30% and 35% of our revenue outside the United States in 2001, 2000 and 1999, respectively. The decrease in revenue generated outside the United States in 2001 is primarily attributable to the global economic slow-down and reduced spending on information technology by our customers. In addition, the Articulent business acquired in April 2001 is primarily focused in the United States and does not have a significant presence in international markets.

No single customer accounted for more than 10% of our revenue in 2001, 2000 or 1999. Price discounting had a small impact on revenue generated by our Networking Solutions business in 2001.

In 2001, approximately 30%, 7% and 17% of our product revenue was derived from businesses in the financial services, telecommunications and information outsourcing industries, respectively.

We primarily sell our storage networking products directly to end-user customers in connection with joint marketing activities with our business partners. For a new customer, the initial sales and design cycle, from first contact through shipment, can vary from 90 days to 12 months or more. We expect that this cycle will continue.

We expect continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders, because of their relative impact on total quarterly sales for both our Networking and Storage Solutions Divisions, may contribute to such fluctuations. The level of product sales reported by us in any given period will continue to be affected by the receipt and fulfillment of sizable new orders in both domestic and international markets.

Gross Profit Margin

Years Ended January 31, 2002 and January 31, 2001

Networking Solutions

Excluding the $2.0 million write-down of slow moving inventory and the $325,000 write-off of our FileSpeed product in the first quarter of 2001, gross profit margins from the sale of networking products were 53% in 2001 compared to 58% in 2000. The decline in gross margin percentage was due to the continued movement in sales mix toward our UltraNet® products which carry a lower margin than our older Channelink® products, and higher levels of sales discounts.

Gross service margins for our networking maintenance business improved in 2001 to 49% from 46% in 2000. The improvement was due to the steadily increasing base of customers contracting for maintenance services, the cost reduction actions that were taken in April 2001, and a change in third party maintenance and logistic suppliers in 2001 that also reduced our costs.

Storage Solutions

Gross profit margins from the sale of storage solutions products were 17% in 2001 compared to 53% in 2000. The decline in gross margin percentage was primarily due to an increase in the sale of lower margin third party products resulting from the acquisition of Articulent in April 2001. Historically, the product solutions offered by Articulent have generated gross margins in the 15% to 25% range.

Gross profit margins from storage solutions services were a negative 12% in 2001 compared to a positive 13% in 2000. The decline in gross margin percentage and negative gross margin in 2001 is due to the fixed cost structure of the services business and low levels of service revenue in 2001. The service costs for the solutions business, mainly people, tend to be fixed in nature. We expect to generate a gross profit from services in the future as business volumes pick up.

Years Ended January 31, 2001 and December 31, 1999

Networking Solutions

Gross profit margins from the sale of networking products were 58% in 2000, compared to 57% in 1999. Excluding a $1.4 million charge for the write-off of non-storage networking-related products, gross profit margins from the sale of products would have been 59% in 1999. The decrease in gross profit margins to 58% from 59% in 1999 was due to an increase in sales of our DXE product to STK, and our UltraNet® Gateway product to Compaq, both of which carry lower gross margins, but comparable operating margins, than our Channelink® and UltraNet® products sold through direct channels.

Gross profit margins for our networking maintenance business were 46% and 45% in 2000 and 1999, respectively. The improvement was due to the steadily increasing base of customers contracting for maintenance services.

Storage Solutions

Gross profit margins from the sale of storage solutions products were 53% in 2000. There were no storage solutions product sales in 1999, as we were just starting to invest in our storage solutions business and were not offering storage solution products.

Gross profit margins from our storage solution services were 13% in 2000 compared to 54% in 1999. The decline in gross profit margin in 2000 was due to our hiring additional technical and consulting personnel to expand our storage solutions service offerings and capabilities.

Operating Expenses

Years Ended January 31, 2002 and 2001

Networking Solutions

Sales and marketing expense increased 19% in 2001 to $44.3 million from $37.3 million in 2000. Since the beginning of 2001, we have increased our sales force by over 25% and have added additional sales management to increase revenue and grow our business.

Engineering and development expense increased 2% in 2001 to $23.0 million from $22.6 million in 2000. The increase was primarily due to continued development of our UltraNet® family of products, particularly the UltraNet® Edge product, which generated over $3.0 million of revenue since its introduction in the third quarter of 2001. This increase was partially offset by the cost reduction actions take in April 2001, including the workforce reduction, wage cuts and reductions in discretionary spending.

Storage Solutions

Sales, marketing, engineering and development expense increased 125% in 2001 to $8.3 million from $3.7 million in 2000. The increase was primarily due to the incremental costs associated with the acquisition of Articulent in April 2001, including wages for approximately 125 new employees and related costs such as travel, training and facilities.

General and Administrative

General and administrative expenses increased 7% in 2001 to $9.3 million from $8.7 million in 2000. The increase in expense is primarily due to the acquisition of Articulent, including additional costs for insurance and professional fees. In 2001, goodwill and intangible amortization associated with the Articulent acquisition totaled $594,000. In 2001, we had total goodwill amortization of $624,000 which we will not have in 2002 due to our adoption of the new accounting pronouncement related to goodwill.

Years Ending January 31, 2001 and December 31, 1999

Networking Solutions

Sales and marketing expense increased 8% in 2000 to $37.3 million from $34.6 million in 1999. The increase in expense resulted from higher commissions, wages, fringe benefits and travel associated with additional headcount required to generate the 36% increase in product revenue for 2000.

Engineering and development expense increased 22% in 2000 to $22.6 million from $18.5 million in 1999. The increase was primarily due to continued development of our UltraNet® family of products that provide customers with additional applications to satisfy their growing storage networking capabilities. During 2000, we announced storage networking over standard IP solutions, including tape, SCSI and Fibre Channel over IP to strengthen our presence in the IP solutions market. We made investments in additional employees to develop these new applications.

Storage Solutions

Sales and marketing expense associated with our Storage Solutions Division increased to $3.7 million in 2000 from nothing in 1999 when we were just starting to invest in our storage solutions business.

General and administrative

General and administrative expense increased 26% in 2000 to $8.7 million from $6.9 million in 1999. The increase was due to higher costs for wages, insurance and professional fees required to support the growth in our business.

Other

Years Ending January 31, 2002 and 2001 and December 31, 1999

Excluding the loss from the sale and write-down of webMethods stock, other income in 2001 and 2000 increased by $2.4 million and $3.0 million, respectively, when compared to the prior year due to an increase in interest income resulting from higher balances of cash and marketable securities available for investment partially offset by lower-yields. In October of 2000, we raised $110 million from a secondary stock offering. Pending use of the offering proceeds for general corporate purposes or complementary acquisitions, the funds have been invested in investment grade, interest-bearing securities. The proceeds from our recently completed convertible debt offering will be similarly invested until used for general working capital purposes including potential acquisitions.

Changes in interest expense in 2001, 2000 and 1999 are due to fluctuations in the balance of capital lease obligations. Interest expense is expected to increase by $1.1 million per quarter as a result of our recent sale of $125 million of 3% convertible subordinated notes due February 2007.

We recorded a provision for income taxes at an effective tax rate of 31% in 2001, and at an effective tax rate of 33% and 34% in 2000 and 1999, respectively. The fluctuations in our effective tax rate are primarily due to the large special charges recorded in 2001 and 1999, the amount of nondeductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation. We also recorded an $830,000 valuation allowance in 2001 for certain state and foreign tax credits and loss carryforwards. Utilization of these benefits in future periods was determined to be unlikely. Based on an assessment of our taxable earnings history and prospective future taxable income, we have determined it to be more likely than not that our remaining net deferred tax asset will be realized in future periods. We may be required to provide a valuation allowance for this asset in the future if we do not generate sufficient taxable income as planned.

Liquidity and Capital Resources

We have historically financed our operations through the public and private sale of equity securities, bank borrowings under lines of credit, capital and operating equipment leases and cash generated by operations.

Cash, cash equivalents and marketable securities at January 31, 2002 totaled $118.0 million, a decrease of $32.5 million since January 31, 2001. Operations utilized $33.8 million of cash in 2001, primarily to fund our operating loss and discontinued operations in the first half of the year, and a $9.0 million increase in inventory resulting from lower than anticipated demand for our networking products and introduction of our new UltraNet® Edge product. Proceeds from the exercise of stock options and purchases of stock through our employee stock purchase plan provided cash in 2001 of $6.4 million. Uses of cash in 2001 included $12.4 million for the purchase of Articulent and purchases of property and equipment and field support spares totaling $11.0 million. We also used $787,000 of cash in 2001 to repurchase 90,000 shares of our common stock.

In February 2002, we sold $125 million of 3% convertible subordinated notes, raising net proceeds of $121 million. The proceeds from the offering will be used for general working capital purposes, including potential acquisitions.

Expenditures for capital equipment and field support spares have been, and will likely continue to be, a significant capital requirement. We believe that our current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flows from operations and proceeds from our recently completed convertible debenture offering will be adequate to fund our operating plans and meet our current anticipated aggregate capital requirements, at least through fiscal 2002.

In April 2001, our board of directors authorized the repurchase of up to $50.0 million of our common stock. As of January 31, 2002 we had repurchased 90,000 shares of our common stock for $787,000.

In March of 2001, our board of directors adopted an amendment to our 1999 Non-Qualified Stock Award Plan increasing the number of shares authorized for issuance from 1,730,000 to 3,230,000.

We believe that inflation has not had a material impact on our operations or liquidity to date.

Our future minimum contractual cash obligations at January 31, 2002, including open purchase orders incurred in the ordinary course of business, are as follows:

Cash Obligation	Total	Less Than One Year	One to Three Years	Four to Five Years	After Five Years
Capital leases	$ 2.4 million	$ 1.7 million	$ 742,000	None	None
Operating leases	$27.1 million	$ 5.4 million	$9.2 million	$2.5 million	$10.0 million
Purchase orders	$13.8 million	$12.9 million	861,000	72,000	None

On February 20, 2002, we sold $125 million in aggregate principal amount of 3% convertible subordinated notes due February 2007. Holders of the notes may, in whole or part, convert the notes into shares of our common stock at a conversion price of approximately $19.17 per share (aggregate of approximately 6.5 million shares) at any time prior to maturity on February 15, 2007. We may redeem the notes in whole or part at any time if the closing price of our common stock has exceeded 175% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date we mail the redemption notice. We are required to pay interest on February 15 and August 15 of each year, beginning on August 15, 2002. Debt issuance costs of $3.2 million are being amortized over a five year term using the straight line method, which approximates the effective interest rate method. The amortization of these debt issuance costs will accelerate upon early redemption of the notes. The net proceeds remain available for general working capital purposes, including potential acquisitions. Cash obligations related to this debt include annual interest payments of $3.8 million for the next five fiscal years starting 2002 and a principal payment of $125 million due February 2007.

Related Party Transactions

During 2001, we purchased $491,000 of bandwidth from Dynegy Connect, an entity wholly owned by Dynegy Global Communications. At January 31, 2002 we have commitments to purchase $1.2 million of additional bandwidth from Dynegy Connect through fiscal 2006. All of the bandwidth purchases were for re-sale at a profit. The bandwidth was purchased from Dynegy Connect because they offered us the best pricing. We have purchased bandwidth from competitors of Dynegy Connect when their pricing has been more attractive. Our board member, Lawrence McLernon, is chief executive officer of Dynegy Global Communications.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives, arising from acquisitions occurring after June 30, 2001, no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized in accordance with appropriate pre-SFAS 142 and 144 requirements until February 1, 2002. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS 144, issued in October 2001, supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," removing from its scope any reference to goodwill impairment and offering guidance on using cash flows to value long-lived assets. In addition, SFAS 144 supercedes the accounting and reporting provisions for the disposal of a business presented in Accounting Principles Board Opinion No. 30, "Reporting the Results of Unusual and Infrequently Occurring Events and Transactions," primarily by broadening the definition of a "discontinued operation" to include business components not considered business segments.

The Company adopted the provisions of SFAS 141 as of July 1, 2001 and SFAS 142, and SFAS 144 as of February 1, 2002.

Under transition provisions of SFAS 141 and SFAS 142, as of February 1, 2002, the Company must evaluate its existing intangible assets and goodwill that were acquired in a purchase business combination occurring before July 1, 2001, make any necessary reclassifications of intangible assets and goodwill to conform with the new criteria in SFAS 141 for recognition apart from goodwill, and conduct an impairment review of the carrying values of intangible assets and goodwill at that date. Also as of February 1, 2002, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by April 30, 2002. Also by April 30, 2002, any intangible asset identified as having an indefinite useful life must be tested for impairment in accordance with the provisions of SFAS 142, and any impairment loss as of February 1, 2002 recognized as the cumulative effect of a change in accounting principle in the first quarter of 2002.

In connection with the transitional goodwill impairment evaluation, SFAS 142 requires the Company to perform an assessment by July 31, 2002 to determine whether goodwill was impaired as of the date of adoption. Any transitional impairment loss will be measured as of February 1, 2002 and reflected as a first quarter 2002 cumulative effect of a change in accounting principle in the Company's statement of earnings as soon as practicable but not later than January 31, 2003.

The pro forma effect of cessation of goodwill amortization prescribed by SFAS 142 would have increased earnings from continuing operations by $624,000, or $0.02 per diluted common share for fiscal year 2001.

Because of the extensive effort needed to implement SFAS 141, SFAS 142 and SFAS 144, it is not practicable to reasonably estimate the impact of their implementation on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

Change in Fiscal Year

On January 12, 2000, we changed our fiscal year end to January 31st, rather than December 31st. Our summary January 2000 results are as follows: revenues $4.3 million; gross profit $1.3 million; operating expenses $5.3 million; net loss from continuing operations $2.6 million; net loss from discontinued operations $1.0 million; and net loss $3.6 million. We typically incur significant losses in the first month following the completion of a quarter because our revenue is significantly less than the average monthly revenues we generate in any quarterly or annual period.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We have no derivative financial instruments in our cash, cash equivalents and marketable securities. We mainly invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposits and investments in commercial paper.

At January 31, 2002, our marketable securities include a $258,000 investment in a Standard & Poors 500 stock price index fund and a $290,000 investment in a NASDAQ 100 index tracking stock. These investments were purchased to directly offset any investment gains or losses owed to participants under our executive deferred compensation plan which has been established for selected key employees. We also own 41,031 shares of webMethods stock received from the sale of IntelliFrame.

We are exposed to market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of our foreign subsidiaries, are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling. As of January 31, 2002, we have hedged a portion of our risk by purchasing a forward exchange contract for 450,000 British pounds sterling that settles in February 2002.

Item 8. Consolidated Financial Statements and Supplementary Data

COMPUTER NETWORK TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	January 31,	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 34,402	$ 39,444
Marketable securities	83,612	111,033
Receivables, net	53,962	43,613
Inventories	31,410	22,447
Net current assets of discontinued operations	—	5,430
Deferred tax asset	5,134	11,415
Other current assets	4,138	2,226
Total current assets	212,658	235,608
Property and equipment, net	25,604	25,215
Field support spares, net	4,562	4,446
Deferred tax asset	11,048	—
Goodwill and other intangibles, net	14,533	1,200
Other assets	1,333	2,154
	$269,738	$268,623
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 17,240	$ 20,293
Accrued liabilities	20,158	15,780
Deferred revenue	13,466	15,489
Current installments of obligations under capital lease	1,523	1,421
Total current liabilities	52,387	52,983
Deferred tax liability	—	586
Obligations under capital lease, less current installments	708	1,952
Total liabilities	53,095	55,521
Shareholders' equity:		
Undesignated preferred stock, authorized 965 shares; none issued and outstanding	—	—
Series A junior participating preferred stock, authorized 40 shares; none issued and outstanding	—	—
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 30,383 at January 31, 2002, and 29,656 at January 31, 2001	304	297
Additional paid-in capital	202,996	195,910
Unearned compensation	(1,232)	(1,304)
Retained earnings	15,459	19,165
Accumulated other comprehensive income (loss)	(884)	(966)
Total shareholders' equity	216,643	213,102
	$269,738	$268,623

See accompanying notes to consolidated financial statements

COMPUTER NETWORK TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended January 31, 2002	Years Ended January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Revenue:				
Product sales	$129,276	$125,432	$ 89,248	$ 1,237
Service fees	57,747	50,674	36,741	3,105
Total revenue	187,023	176,106	125,989	4,342
Cost of revenue:				
Cost of product sales	76,254	52,873	38,411	894
Cost of service fees	37,328	30,308	19,798	2,148
Total cost of revenue	113,582	83,181	58,209	3,042
Gross profit	73,441	92,925	67,780	1,300
Operating expenses:				
Sales and marketing	52,156	41,019	34,626	2,643
Engineering and development	23,452	22,572	18,456	1,814
General and administrative	9,311	8,697	6,922	836
Abandoned facility	—	(287)	1,331	—
Restructuring charge	996	—	—	—
Total operating expenses	85,915	72,001	61,335	5,293
Income (loss) from operations	(12,474)	20,924	6,445	(3,993)
Other income (expense):				
Loss on sale and write-down of webMethods stock	(10,283)	—	—	—
Interest income	6,166	3,802	744	95
Interest expense	(285)	(338)	(264)	(6)
Other, net	(344)	(312)	(370)	4
Other income (expense), net	(4,746)	3,152	110	93
Income (loss) from continuing operations before income taxes	(17,220)	24,076	6,555	(3,900)
Provision (benefit) for income taxes	(5,292)	7,947	2,229	(1,287)
Income (loss) from continuing operations	(11,928)	16,129	4,326	(2,613)
Discontinued operations:				
Gain on disposition of discontinued operations, net of tax	8,222	—	—	—
Income (loss) from discontinued operations, net of tax	—	(4,135)	329	(1,012)
	8,222	(4,135)	329	(1,012)
Net income (loss)	$ (3,706)	$ 11,994	$ 4,655	$(3,625)
Basic income (loss) per share:				
Continuing operations	$ (.40)	$ .64	$ .19	$ (.11)
Discontinued operations	$ .28	$ (.16)	$ .01	$ (.04)
Net income (loss)	$ (.12)	$ .47	$ .20	$ (.15)
Shares	29,892	25,383	23,137	23,815
Diluted income (loss) per share:				
Continuing operations	$ (.40)	$ .58	$ .17	$ (.11)
Discontinued operations	$ .28	$ (.15)	$ .01	$ (.04)
Net income (loss)	$ (.12)	$ .43	$ .18	$ (.15)
Shares	29,892	27,813	25,818	23,815

See accompanying notes to consolidated financial statements

COMPUTER NETWORK TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Common Stock		Additional Paid-in	Unearned	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Compensation	Earnings	Income (Loss)	Total
Balance, December 31, 1998	22,254	$223	$ 54,921	$ (355)	$ 6,141	$(372)	$ 60,558
Shares issued pursuant to the employee stock purchase plan, restricted stock plan and exercise of stock options	1,538	15	9,354	(799)	—	—	8,570
Tax benefits from employee stock transactions	—	—	4,652	—	—	—	4,652
Compensation expense	—	—	—	316	—	—	316
Comprehensive income:							
Net income	—	—	—	—	4,655	—	4,655
Translation adjustment, net of tax effect of $0	—	—	—	—	—	(279)	(279)
Total comprehensive income	—	—	—	—	—	—	4,376
Balance, December 31, 1999	23,792	$238	$ 68,927	$ (838)	$10,796	$(651)	$ 78,472
Shares issued pursuant to the employee stock purchase plan, restricted stock plan and exercise of stock options	49	—	507	(341)	—	—	166
Tax benefits from employee stock transactions	—	—	—	—	—	—	—
Compensation expense	—	—	—	49	—	—	49
Comprehensive income:							
Net loss	—	—	—	—	(3,625)	—	(3,625)
Translation adjustment, net of tax effect of $0	—	—	—	—	—	49	49
Total comprehensive loss	—	—	—	—	—	—	(3,576)
Balance, January 31, 2000	23,841	$238	$ 69,434	$(1,130)	$ 7,171	$(602)	$ 75,111
Shares issued pursuant to the employee stock purchase plan, restricted stock plan and exercise of stock options	1,215	13	8,181	(675)	—	—	7,519
Shares issued pursuant to a secondary stock offering, net of offering costs	4,600	46	110,189	—	—	—	110,235
Tax benefits from employee stock transactions	—	—	8,106	—	—	—	8,106
Compensation expense	—	—	—	501	—	—	501
Comprehensive income:							
Net income	—	—	—	—	11,994	—	11,994
Translation adjustment, net of tax effect of $0	—	—	—	—	—	(364)	(364)
Total comprehensive income	—	—	—	—	—	—	11,630
Balance, January 31, 2001	29,656	$297	$195,910	$(1,304)	$19,165	$(966)	$213,102
Shares issued pursuant to the employee stock purchase plan, restricted stock plan and exercise of stock options	817	8	6,894	(496)	—	—	6,406
Tax benefits from employee stock transactions	—	—	978	—	—	—	978
Repurchase of common stock	(90)	(1)	(786)	—	—	—	(787)
Compensation expense	—	—	—	568	—	—	568
Comprehensive income:							
Net loss	—	—	—	—	(3,706)	—	(3,706)
Unrealized gain on marketable securities, net of tax effect of $299						510	510
Translation adjustment, net of tax effect of $0	—	—	—	—	—	(428)	(428)
Total comprehensive loss	—	—	—	—	—	—	(3,624)
Balance, January 31, 2002	30,383	$304	$202,996	$(1,232)	$15,459	$(884)	$216,643

See accompanying notes to consolidated financial statements

COMPUTER NETWORK TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended January 31, 2002	Years Ended January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Operating Activities:				
Net income (loss)	$ (3,706)	$ 11,994	$ 4,655	$(3,625)
Discontinued operations	(8,222)	4,135	(329)	1,012
Depreciation and amortization	15,127	11,812	9,083	652
Compensation expense	568	346	219	49
Loss on sale and write-down of webMethods stock	10,283	—	—	—
Change in deferred taxes	(1,268)	(5,344)	(1,936)	—
Changes in operating assets and liabilities, net of acquisition:				
Receivables	(40)	(14,833)	(5,872)	608
Inventories	(4,517)	(3,717)	3,489	(4,305)
Other current assets	(1,575)	(445)	(804)	(4)
Accounts payable	(21,879)	11,036	4,272	(2,151)
Accrued liabilities	(7,606)	17,754	2,563	(3,878)
Deferred revenue	(2,091)	5,569	2,636	2,045
Net cash provided by (used in) continuing operations	(24,926)	38,307	17,976	(9,597)
Net cash provided by (used in) discontinued operations	(8,830)	(1,490)	789	1,051
Cash provided by (used in) operating activities	(33,756)	36,817	18,765	(8,546)
Investing Activities:				
Additions to property and equipment	(8,198)	(14,329)	(8,262)	(542)
Additions to field support spares	(2,770)	(2,520)	(2,727)	(271)
Additions to purchased technology	—	(375)	—	—
Acquisition of Articulent, net of cash acquired	(11,145)	—	—	—
Net proceeds from the sale of IntelliFrame	5,800	—	—	—
Net proceeds from the sale of Propelis Software	6,000	—	—	—
Proceeds from the sale of webMethods stock	6,281	—	—	—
Purchase of marketable securities	(87,786)	(148,389)	(15,421)	—
Proceeds from marketable securities	115,717	45,998	5,286	2,070
Other assets	876	(1,967)	327	3
Discontinued operations — additions to long-term assets	—	(158)	(507)	(12)
Cash provided by (used in) investing activities	24,775	(121,740)	(21,304)	1,248
Financing Activities:				
Payments for repurchases of common stock	(787)	—	—	—
Proceeds from issuance of common stock	6,406	117,754	8,570	166
Repayments of obligations under capital leases	(1,421)	(1,187)	(327)	(65)
Discontinued operations — repayment of debt	—	—	(1,000)	(1,000)
Cash provided by (used in) financing activities	4,198	116,567	7,243	(899)
Effects of exchange rate changes	(259)	(174)	(306)	(13)
Net increase (decrease) in cash and cash equivalents	(5,042)	31,470	4,398	(8,210)
Cash and cash equivalents — beginning of period	39,444	7,974	11,786	16,184
Cash and cash equivalents — end of period	$ 34,402	$ 39,444	$ 16,184	$ 7,974

See accompanying notes to consolidated financial statements

COMPUTER NETWORK TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002, 2001 and December 31, 1999
(tabular amounts in thousands except per share data)

(1) Summary of Significant Accounting Policies

Description Of Business

Computer Network Technology Corporation is a leading provider of end-to-end storage solutions, related consulting and integration services, and managed services in the high-performance storage networking market.

Discontinued Operations

In 2001, the Company divested Propelis Software, Inc. formerly known as the Enterprise Integration Solutions Division. Accordingly, Propelis Software, Inc. has been accounted for as discontinued operation in the accompanying financial statements.

Change in Year End

On January 12, 2000, the Company changed its fiscal year end to January 31st, from December 31st. The Company believes that the twelve months ended December 31, 1999 provide a meaningful comparison to the twelve months ended January 31, 2002 and 2001. There are no factors, of which the Company is aware, seasonal or otherwise, that would impact the comparability of information or trends, if results for the twelve months ended January 31, 1999 were presented in lieu of results for the twelve months ended December 31, 1999. References in these footnotes to fiscal 2001 and 2000 represent the twelve months ended January 31, 2002 and 2001, respectively. References to fiscal 1999 represent the twelve months ended December 31, 1999.

Principles Of Consolidation

The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

Revenue Recognition

Revenue is recognized upon shipment for product sales with standard configurations and product sales with other than standard configurations which have demonstrated performance in accordance with customer specifications prior to shipment provided that (a) evidence of an arrangement exists, (b) delivery has occurred, (c) the price to the customer is fixed and determinable, and (d) collectibility is assured. All other product sales are recognized as revenue when customer acceptance is received or upon passage of the customer acceptance period. Warranty costs and sales returns are accrued at the time of shipment based on experience. In transactions that include multiple products and/or services, the sales value is allocated among each of the deliverables based on their relative fair values.

Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period or as the services are rendered. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

Valuation of Accounts Receivable

Accounts receivable are reviewed to determine which are doubtful of collection. Estimates are also made of potential future product returns. In making the determination of the appropriate allowance for doubtful accounts and product returns, the Company considers specific accounts, changes in customer payment terms, historical write-offs and returns, changes in customer demand and relationships, concentrations of credit risk and customer credit worthiness. The provision for doubtful accounts and product returns was $898,000, $1,600,000 and $519,000 in 2001, 2000 and 1999, respectively. The accounts receivable balances at January 31, 2002 and 2001 were $53,962,000 and $43,613,000, respectively, net of an allowance for doubtful accounts and sales returns of $1,848,000 and $2,383,000, respectively.

Valuation of Inventory

Inventories are stated at the lower of cost (determined on a first in, first out basis) or market. The Company reviews obsolescence to determine that inventory items deemed obsolete are appropriately reserved. In making the determination, consideration is given to the history of inventory write-offs, future sales of related products, and quantity of inventory at the balance sheet date assessed against past usage rates and future expected usage rates.

Valuation of Deferred Taxes

Significant management judgment is required in determining the provision for incomes taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company is required to estimate income taxes in each jurisdiction where it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the depreciable life of fixed assets for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent recovery is believed unlikely, establishes a valuation allowance. The Company must increase tax expense within its statements of operations when a valuation allowance is established or increased in a given period.

The Company has recorded a valuation allowance of $1,240,000 at January 31, 2002 due to uncertainties related to its ability to utilize certain state and foreign tax credits and loss carryforwards. The valuation allowance is based on estimates of taxable income by jurisdiction and the period over which deferred tax assets are recoverable. The Company may need to establish an additional valuation allowance in future periods, which could materially impact its financial position and results of operations, should actual results differ from estimates or should estimates be adjusted in future periods.

Goodwill And Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired. In 2001, goodwill was amortized using the straight-line method over periods ranging from seventeen to twenty years. Other intangibles represent amounts assigned to intangible assets at the time of a purchase acquisition and includes purchased technology and customer lists. Such costs are amortized using the straight-line method over periods ranging from two to ten years.

Recorded amounts are regularly reviewed and recoverability assessed. The review considered factors such as whether the amortization of the goodwill and other intangible assets over its remaining life can be recovered through forecasted undiscounted cash flows.

Cash Equivalents

The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

Marketable Securities

Unrealized gains and losses on available-for-sale securities are excluded from earnings and are reflected as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in earnings.

Property And Equipment

Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over three to eight years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred. Capital lease equipment is amortized over the life of the lease.

The carrying value of long-lived assets is reviewed whenever events or changes in circumstances such as market value, asset utilization, physical change, legal factors or other matters indicate that the carrying value may not be recoverable. When the review indicates that the carrying value of the asset or group of assets representing the lowest level of identifiable cash flows exceeds the sum of the expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized. The amount of the impairment loss is the amount by which the carrying value exceeds the fair value of the impaired asset or group of assets.

Field Support Spares

Field support spares are carried at cost and depreciated using the straight-line method over three years.

Engineering And Development

The Company has expensed all engineering and development costs to date.

Foreign Currency

The financial statements of the Company's international subsidiaries have been translated into U.S. dollars. Assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

The Company is exposed to market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of its foreign subsidiaries, are denominated in foreign currencies. As of January 31, 2002, the Company has hedged a portion of its risk by purchasing a forward exchange contract for 450,000 British pounds sterling that settles in February 2002. Gains and losses from transactions denominated in foreign currencies and forward exchange contracts are included in net income (loss).

The Company recognized foreign currency transaction gains in fiscal 2000 of $7,000. The Company recognized a foreign currency transaction loss in fiscal 2001 and 1999 of $106,000 and $196,000, respectively. Foreign currency transaction gains and losses in the one month transition period ended January 31, 2000 were not significant.

Stock Compensation Plans

The Company accounts for its stock based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Estimates that could significantly affect the results of operations or financial condition of the Company include the determination of the deferred tax asset, recoverability of goodwill, determination of deferred revenue, valuation of accounts receivable and valuation of inventory. Further discussion on these estimates can be found in related disclosures elsewhere in these notes to the consolidated financial statements.

Net Income (Loss) Per Share

Basic net income per share is computed based on the weighted average number of common shares outstanding, while diluted net income per share is computed based on the weighted average number of common shares outstanding plus potential dilutive shares of common stock. Potential dilutive shares of common stock include stock options which have been granted to employees and directors and awards under the employee stock purchase plan. Net loss per basic and diluted share is based on the weighted average number of common shares outstanding. Potential dilutive shares of common stock have been excluded from the computation of net loss per share due to their anti-dilutive effect.

Comprehensive Income (loss)

Comprehensive income (loss) consists of the Company's net income (loss), foreign currency translation adjustment and unrealized gains and losses from available-for-sale securities and is presented in the consolidated statement of shareholders' equity and comprehensive income (loss).

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that intangible assets must meet to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives, arising from acquisitions occurring after June 30, 2001, no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized in accordance with appropriate pre-SFAS 142 and 144 requirements until February 1, 2002. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS 144, issued in October 2001, supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," removing from its scope any reference to goodwill impairment and offering guidance on using cash flows to value long-lived assets. In addition, SFAS 144 supercedes the accounting and reporting provisions for the disposal of a business presented in Accounting Principles Board Opinion No. 30, "Reporting the Results of Unusual and Infrequently Occurring Events and Transactions," primarily by broadening the definition of a "discontinued operation" to include business components not considered business segments.

The Company adopted the provisions of SFAS 141 as of July 1, 2001 and SFAS 142, and SFAS 144 as of February 1, 2002.

Under transition provisions of SFAS 141 and SFAS 142, as of February 1, 2002, the Company must evaluate its existing intangible assets and goodwill that were acquired in a purchase business combination occurring before July 1, 2001, make any necessary reclassifications of intangible assets and goodwill to conform with the new criteria in SFAS 141 for recognition apart from goodwill, and conduct an impairment review of the carrying values of intangible assets and goodwill at that date. Also as of February 1, 2002, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by April 30, 2002. Also by April 30, 2002, any intangible asset identified as having an indefinite useful life must be tested for impairment in accordance with the provisions of SFAS 142, and any impairment loss as of February 1, 2002 recognized as the cumulative effect of a change in accounting principle in the first quarter of 2002.

In connection with the transitional goodwill impairment evaluation, SFAS 142 requires the Company to perform an assessment by July 31, 2002 to determine whether goodwill was impaired as of the date of adoption. Any transitional impairment loss will be measured as of February 1, 2002 and reflected as a first quarter 2002 cumulative effect of a change in accounting principle in the Company's statement of earnings as soon as practicable but not later than January 31, 2003.

The pro forma effect of cessation of goodwill amortization prescribed by SFAS 142 would have increased earnings from continuing operations by $624,000, or $0.02 per diluted common share for fiscal year 2001.

Because of the extensive effort needed to implement SFAS 141, SFAS 142 and SFAS 144, it is not practicable to reasonably estimate the impact of their implementation on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

(2) Components of Selected Balance Sheet Accounts

	January 31, 2002	January 31, 2001
Inventories:		
Components and subassemblies	$22,391	$15,218
Work in process	3,834	2,813
Finished goods	5,185	4,416
	$31,410	$22,447
Property and equipment:		
Land	$ 1,186	$ —
Machinery and equipment	43,161	35,567
Office and data processing equipment	21,388	22,764
Furniture and fixtures	3,895	3,197
Leasehold improvements	2,183	1,856
	71,813	63,384
Less accumulated depreciation and amortization	46,209	38,169
	$25,604	$25,215
Field support spares:		
Field support spares	$22,704	$19,934
Less accumulated depreciation	18,142	15,488
	$ 4,562	$ 4,446
Goodwill and other intangibles:		
Purchased technology	$ —	$ 2,040
Customer list	505	—
Goodwill	15,042	866
	15,547	2,906
Less accumulated amortization	1,014	1,706
	$14,533	$ 1,200
Accrued liabilities:		
Compensation	$10,323	$ 8,986
Income taxes	3,084	2,450
Product warranty	1,935	1,629
Other	4,816	2,715
	$20,158	$15,780

(3) Marketable Securities

The Company's investments in marketable securities are summarized as follows:

	January 31, 2002	January 31, 2001
Available-for-Sale:		
Bank certificates of deposit	$35,096	$ 29,519
U.S. government and agency securities	10,362	10,866
Corporate debt securities	36,538	69,732
Corporate equity securities	1,068	—
	83,064	110,117
Trading:		
Standard & Poors 500 stock price index fund	258	514
NASDAQ 100 tracking stock	290	402
	$83,612	$111,033

The amount of gross unrealized gains with respect to investments in available-for-sale securities at January 31, 2002 was $809,000. The amount of gross unrealized gains and losses with respect to investments in available-for-sale securities at January 31, 2001 and December 31, 1999 was not significant. The Company realized a loss of $8,747,000 in 2001 from the sale of 232,511 shares of webMethods stock received in connection with the sale of IntelliFrame in 2001 (see note 5 to the consolidated financial statements). Proceeds from the sale of available-for-sale securities in fiscal 2001, 2000 and 1999 were $47,723,000, $1,204,000 and $984,000, respectively. There were no sales of available-for-sale securities during the one month transition period ended January 31, 2000. At January 31, 2002, the Company's investments in available-for-sale securities have contractual maturities of three years or less.

An additional loss of $1,536,000 was realized in 2001 when the remaining 41,031 shares of webMethods stock received in connection with the sale of IntelliFrame experienced a decline in value that was determined to be other than temporary, resulting in a write-down of the shares. The Company realized no other significant gains or losses with respect to available-for-sale securities during fiscal 2001, 2000, 1999 or the one-month transition period ended January 31, 2000.

The Company's trading securities consist of a mutual fund investment that seeks to provide a return corresponding to the Standard & Poors 500 stock price index and a NASDAQ 100 tracking stock. The Company intends to use any gain or loss from these investments to fund the investment gains or losses allocated to participants under the Company's executive deferred compensation plan. The amount of unrealized holding gains (losses) with respect to trading securities included in net income (loss) for fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 was $(266,000), $(168,000), $112,000, and $(11,995), respectively.

(4) Acquisitions

On April 3, 2001 the Company acquired all of the outstanding stock of Articulent Inc., a privately held, leading provider of storage solutions and services for $12,360,000 in cash, plus the assumption of approximately $24,394,000 of liabilities and the acquisition of approximately $19,333,000 of tangible assets. The agreement includes a potential $10,000,000 incentive payout based upon meeting certain revenue and earnings milestones over the twelve months beginning May 1, 2001. The Company does not anticipate that the revenue and earnings milestones required for the incentive payout will be achieved. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of Articulent since April 3, 2001. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

Purchase Price:	
Cash paid	$12,360
Fair Value of Assets Acquired and Liabilities Assumed:	
Cash	$ 624
Accounts receivable	10,287
Inventory	4,446
Fixed assets	3,393
Customer list	505
Goodwill	13,809
Deferred taxes	3,107
Other assets	583
Accounts payable	(18,302)
Accrued expenses	(2,324)
Note payable	(3,768)
Total purchase consideration	$12,360

The following table presents the unaudited pro forma consolidated results of operations of the Company for the year ended January 31, 2002 and 2001 as if the acquisition of Articulent took place on February 1, 2001 and 2000, respectively:

	Pro Forma Year Ended January 31,	
	2002	2001
Total revenue	$194,740	$245,030
Net income (loss)	$ (5,772)	$ 2,454
Net income (loss) per share	$ (.19)	$ .09

The pro-forma results include amortization of the customer list and goodwill presented above. The unaudited pro-forma results are for comparative purposes only and do not necessarily reflect the results that would have been recorded had the acquisition occurred at the beginning of the period presented or the results which might occur in the future.

(5) Discontinued Operations

Propelis Software, Inc. formerly known as the Enterprise Integration Solutions Division, including IntelliFrame, developed and sold EAI software that automates the integration of computer software applications, and business workflow processes. In August 2000, the Company determined to divest Propelis Software, Inc. and focus on its core storage networking business. As a result, Propelis Software, Inc. has been accounted for as a discontinued operation in the accompanying financial statements.

On February 2, 2001 the Company sold all of the outstanding stock of IntelliFrame Corporation, including the technology underlying the Propelis BPm™ product, to webMethods, Inc. for $8,800,000 in cash and 273,542 shares of webMethods common stock. The stock received from webMethods, Inc. was valued at $17,058,000, which reflects a discount from its publicly reported trading price due to the initial restrictions placed on the Company's ability to freely sell the stock. In connection with this transaction, the Company paid $3,000,000 to two employees, who were former shareholders of IntelliFrame, to satisfy all obligations to make further bonus payments under their employment agreements. The sale resulted in an after tax gain of $12,620,000 in the first quarter of 2001.

In the first quarter of 2001, the Company accrued $9,250,000 for the estimated future operating losses of Propelis Software, Inc. through the potential date of divestiture, resulting in an after tax loss of $6,197,000.

In August 2001, the Company sold substantially all of the remaining assets and liabilities of Propelis Software, Inc. to Jacada Ltd. for $6,000,000 in cash, plus a warrant to purchase 350,000 ordinary shares of Jacada Ltd. stock at a price of $3.26 per share. The final sales price was subject to adjustment based on the closing balance sheet of Propelis. The transaction resulted in an after tax gain of $1,799,000 in the third quarter of 2001.

(6) Leases

The Company leases all office and manufacturing space and certain equipment under noncancelable capital and operating leases. At January 31, 2002 and 2001, leased capital assets included in property and equipment were as follows:

	January 31,	
	2002	2001
Property and equipment:		
Office and data processing equipment	$4,836	$4,557
Less accumulated amortization	2,605	842
	$2,231	$3,715

Future minimum lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

	Minimum Lease Commitments	
	Capital	Operating
Year Ending January 31,		
2003	$1,667	$ 5,408
2004	742	3,775
2005	—	2,826
2006	—	2,572
2007	—	2,543
Thereafter	—	10,010
Total minimum lease payments	2,409	27,134
Less minimum sublease income	—	272
Net minimum lease payments	2,409	$26,862
Less amounts representing interest at rates ranging from 8.89% to 11.29%	178	
Present value of minimum capital lease payments	2,231	
Less current installments	1,523	
Obligations under capital lease, less current installments	$ 708	

Rent expense under noncancelable operating leases, exclusive of executory costs, for fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 was $5,857,000, $5,315,000, $3,970,000 and $430,888, respectively. During the year ended December 31, 1999, the Company recognized a $1,331,000 charge for the future costs associated with a facility that was abandoned prior to expiration of the lease term. During the year ended January 31, 2001, the Company reversed $287,000 representing the unused portion of the accrual for the abandoned facility.

(7) Shareholders' Equity

Common Stock Repurchase

In April 2001, the Company's board of directors authorized the repurchase of up to $50,000,000 of the Company's common stock. During 2001, the Company repurchased 90,000 shares of its common stock for $787,000 pursuant to this authorization.

Rights Plan

On July 24, 1998 the Company's board of directors adopted a shareholders rights plan pursuant to which rights were distributed as a dividend at the rate of one preferred share purchase right for each outstanding share of common stock of the Company. The rights will expire on July 23, 2008 unless extended, earlier redeemed or exchanged by the Company.

Stock Options And Restricted Stock

The Company maintains stock option and restricted stock plans (the Plans) which provide for the grant of stock options, restricted stock and stock based awards to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. A maximum of 11,780,000 shares of common stock were issuable under the terms of the Plans as of January 31, 2002, of which no more than 3,830,000 shares may be issued as restricted stock or other stock based awards. As of January 31, 2002, there were 2,299,000 shares of common stock available for future grants under these plans.

Restricted stock issued under the Plans is recorded at fair market value on the date of grant and generally vests over a two to four year period. Vesting for some grants may be accelerated if certain performance criteria are achieved. Compensation expense is recognized over the applicable vesting period. During fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000, the Company issued 106,000, 61,100, 90,250 and 3,000 restricted shares, respectively, having an aggregate weighted fair market value per share of $10.63, $17.43, $16.25 and $17.44, respectively. Compensation expense recognized for restricted shares in fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 was $568,000, $346,000, $219,000 and $49,000, respectively.

All stock options granted under the Plans have an exercise price equal to fair market value on the date of grant, vest and become exercisable over individually defined periods, generally four years, and expire ten years from the date of grant. During fiscal 1999, stock options for 800,000 shares were granted at an exercise price of $21.88 and vest after six years. The options did provide for acceleration of vesting upon certain increases in the Company's stock price. In March of 2001, the vesting for these options was changed to ratably over a four-year period from the original date of grant. As of January 31, 2002, 50% of these options were vested.

A summary of the status of the Company's outstanding stock options and related changes for fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 is presented below:

	Years Ended January 31,				Year Ended December 31,		Month Ended January 31,	
	2002		2001		1999		2000	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	4,655	$13.45	4,798	$10.02	4,972	$ 5.63	4,678	$ 9.78
Granted	2,666	9.71	1,552	18.77	1,689	18.40	165	15.29
Exercised	(549)	7.61	(1,123)	5.93	(1,540)	5.54	(21)	4.89
Canceled	(1,019)	15.30	(572)	13.92	(443)	10.79	(24)	8.69
Outstanding at end of period	5,753	$11.99	4,655	$13.45	4,678	$ 9.78	4,798	$10.02
Exercisable at end of period	2,107	$11.01	1,633	$ 8.08	1,901	$ 6.31	1,870	$ 6.39
Weighted-average fair value of grants during the period		$ 7.26		$13.56		$12.68		$12.82

The following table summarizes information about stock options outstanding at January 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.50 - $ 4.99	598	5.4	$ 4.42	500	$ 4.37
$ 5.00 - $ 7.99	523	4.2	$ 6.05	499	$ 6.03
$ 8.00 - $14.99	3,020	8.7	$10.01	530	$11.22
$15.00 - $19.99	697	8.0	$17.64	171	$17.51
$20.00 - $32.75	915	7.6	$22.56	407	$22.24
	5,753			2,107	

Employee Stock Purchase Plan

The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 1,100,000 shares of the Company's common stock at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six-month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $5,000 in aggregate fair market value of common stock (as defined) during any six-month purchase period. Common shares sold to employees under the Purchase Plan in fiscal 2001, 2000 and 1999 were 163,705, 102,920 and 86,972, respectively. No shares were sold to employees under the Purchase Plan in the one month transition period ended January 31, 2000.

The fair value of each purchase right granted in fiscal 2001, 2000 and 1999 was $7.34, $3.72 and $6.38, respectively.

Stock Compensation

The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost related to stock option grants or shares sold to employees under the Employee Stock Purchase Plan has been recognized in the Company's financial statements. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted share would have been reduced to the pro forma amounts indicated below:

	Years Ended January 31,		Year Ended December 31,	Month Ended January 31,
	2002	2001	1999	2000
Net income (loss):				
As reported	$ (3,706)	$11,994	$4,655	$(3,625)
Pro forma	$(10,815)	$ 5,626	$ (795)	$(4,032)
Net income (loss) per share:				
As reported				
Basic	$ (.12)	$ .47	$ .20	$ (.15)
Diluted	$ (.12)	$ .43	$ .18	$ (.15)
Pro forma				
Basic	$ (.36)	$ .22	$ (.03)	$ (.17)
Diluted	$ (.36)	$ .20	$ (.03)	$ (.17)

In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

	Years Ended January 31,		Year Ended December 31,	Month Ended January 31,
	2002	2001	1999	2000
Risk free interest rate	4.51%	5.90%	5.64%	6.66%
Expected life	5.73	5.33	5.23	4.22
Expected volatility	86.88%	85.06%	79.66%	80.61%

(8) Net Income (Loss) Per Share

The components of net income (loss) per basic and diluted share are as follows:

	Net Income (loss)	Weighted Average Shares Outstanding	Per Share Amount
Years Ended January 31,			
2002:			
Basic	$(3,706)	29,892	$(.12)
Dilutive effect of employee stock purchase awards and options	—	—	—
Diluted	$(3,706)	29,892	$(.12)
2001:			
Basic	$11,994	25,383	$ .47
Dilutive effect of employee stock purchase awards and options	—	2,430	(.04)
Diluted	$11,994	27,813	$ .43
Year Ended December 31, 1999			
Basic	$ 4,655	23,137	$ .20
Dilutive effect of employee stock purchase awards and options	—	2,681	(.02)
Diluted	$ 4,655	25,818	$ .18
Month Ended January 31, 2000			
Basic	$(3,625)	23,815	$(.15)
Dilutive effect of employee stock purchase awards and options	—	—	—
Diluted	$(3,625)	23,815	$(.15)

The total weighted average number of common stock equivalents excluded from the calculation of potentially dilutive securities due to the inclusion of such securities in a calculation of net loss per share would have been anti-dilutive for the year ended January 31, 2002 and the one month transition period ended January 31, 2000 were 1,292,016 and 2,029,084, respectively.

(9) Income Taxes

The components of income from continuing operations before income taxes and income tax expense (benefit) for each of the years in the three-year period ended January 31, 2002 and the one month transition period ended January 31, 2000 consists of the following:

	Years Ended January 31, 2002	Years Ended January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Income (loss) from continuing operations before income taxes:				
U.S	$(17,756)	$19,595	$ 6,356	$(3,511)
Foreign	536	4,481	199	(389)
Total	$(17,220)	$24,076	$ 6,555	$(3,900)
Income tax provision:				
Current:				
U.S	$ —	$ 5,180	$ 3,356	$ 52
Foreign	284	1,348	60	—
State	—	1,027	749	11
Total current	284	7,555	4,165	63
Deferred:				
U.S	(5,198)	458	(1,525)	(1,133)
State	(378)	(66)	(411)	(217)
Total deferred	(5,576)	392	(1,936)	(1,350)
Total income tax expense (benefit)	$ (5,292)	$ 7,947	$ 2,229	$(1,287)

The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three-year period ended January 31, 2002 and the one-month transition ended January 31, 2000 is as follows:

	Years Ended January 31, 2002	Years Ended January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Statutory tax rate	34.0%	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from:				
State taxes, net of federal tax benefit	3.3	2.6	3.4	3.3
Extraterritorial income and foreign sales corporation	.5	(1.9)	(5.3)	—
Meals and entertainment	(.6)	.4	1.1	(.1)
Valuation allowance	(4.8)	—	—	—
Other	(1.7)	(2.1)	.8	(4.2)
Total	30.7%	33.0%	34.0%	33.0%

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and (liabilities) as of January 31, 2002 and 2001 were as follows:

	Years Ended January 31,	
	2002	2001
Deferred tax assets:		
Inventory	$ 4,658	$ 2,725
Accrued compensation	1,145	1,026
Reserves for bad debts and sales returns	636	694
Foreign net operating loss carryforwards	410	410
Federal and state tax credits	1,265	2,130
Federal and state net operating loss carryforwards	7,895	4,268
Write down of webMethods stock	1,071	—
Other	900	714
Total gross deferred tax assets	17,980	11,967
Valuation allowance	(1,240)	(410)
Net deferred tax assets	16,740	11,557
Deferred tax liabilities:		
Property and equipment	(109)	(343)
Other	(449)	(385)
Total gross deferred tax liabilities	(558)	(728)
Net deferred tax assets	$16,182	$10,829

The Company recorded a valuation allowance at January 31, 2002 and 2001 of $1,240,000 and $410,000, respectively. The valuation allowance at January 31, 2001 was related to certain foreign net operating loss carryforwards. The valuation allowance was increased by $830,000 in 2001 for the tax benefits associated with certain foreign and state tax credits and state net operating loss carryforwards. Utilization of these tax benefits in future periods was determined to be unlikely. At January 31, 2002, the Company had net operating loss and credit carryforwards available for federal tax purposes of approximately $19,986,000 and $909,000, respectively, which will expire between the years 2019 and 2022.

The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that it is more likely than not that its remaining net deferred tax assets will be realized in future periods. The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

(10) Annual Bonus Plan

The Company's Annual Bonus Plan provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the Company's annual bonus plan factor. The annual bonus plan factor is based on a chart which outlines payout percentages for achievement of defined levels of revenue and operating profit as a percentage of revenue.

The annual bonus expense for fiscal 2001, 2000, and 1999 was $1,134,000, $2,035,000 and $420,000, respectively. There was no bonus for the one month transition period ended January 31, 2000.

(11) 401(k) and Deferred Compensation Plans

The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 100% of a participant's annual plan contributions up to an annual maximum per participant of $2,500 which vests over a four year period from the participant's date of hire.

The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20% of a participant's annual plan contributions up to an annual maximum per participant of $10,000. Matching contributions vest over a four year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

The Company's expense under the 401(k) and deferred compensation plans for fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 was $1,969,000, $1,132,000, $470,000 and $329,000, respectively.

(12) Segment Information

The Company has two reportable segments consisting of its Networking Solutions business unit and Storage Solutions business unit. The Networking Solutions business unit consists of our storage and channel networking products and related services. The Storage Solutions business consists of our storage networking design and implementation services and the storage management business we acquired from Articulent in April of 2001. The Company's two reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different market strategies. The Company evaluates performance based on operating profit or loss before special charges and income taxes.

Reportable Segment Information:

	Years Ending January 31, 2002	Years Ending January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Revenue:				
Networking Solutions	$136,866	$163,468	$121,410	$ 4,278
Storage Solutions	50,157	12,638	4,579	64
Total	$187,023	$176,106	$125,989	$ 4,342
Income (Loss) from Operations:				
Networking Solutions	$ (4,773)	$ 20,914	$ 6,706	$ (3,804)
Storage Solutions	(4,380)	(277)	2,484	(189)
Special charges	(3,321)	287	(2,745)	—
Total	$(12,474)	$ 20,924	$ 6,445	$ (3,993)
Depreciation and amortization:				
Networking Solutions	$ 13,246	$ 11,755	$ 9,070	$ 645
Storage Solutions	1,881	57	13	7
Total	$ 15,127	$ 11,812	$ 9,083	$ 652

	Years Ending January 31, 2002	Years Ending January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Expenditures for long-lived assets:				
Networking Solutions	$ 9,865	$ 17,023	$ 10,930	$ 798
Storage Solutions	1,103	201	59	15
Total	$ 10,968	$ 17,224	$ 10,989	$ 813
Total assets (end of period):				
Networking Solutions	$235,776	$264,868	$109,444	$105,301
Storage Solutions	33,962	3,755	1,210	1,212
Total	$269,738	$268,623	$110,654	$106,513

Foreign Operations Information:

	Years Ending January 31, 2002	Years Ending January 31, 2001	Year Ended December 31, 1999	Month Ended January 31, 2000
Revenue:				
United States	$140,667	$123,717	$ 82,494	$ 3,620
United Kingdom	17,245	16,554	13,402	490
France	6,327	5,213	4,348	86
Other	22,784	30,622	25,745	146
Total	$187,023	$176,106	$125,989	$ 4,342
Long-lived assets (end of period):				
United States	$ 43,897	$ 29,678	$ 21,464	$ 21,497
United Kingdom	693	856	901	918
Other	109	327	265	268
Total	$ 44,699	$ 30,861	$ 22,630	$ 22,683

Revenue has been attributed to the country where the end-user customer is located.

No single customer accounted for more than 10% of the Company's total revenue in fiscal 2001, 2000 or 1999. For the one month transition period ended January 31, 2000, sales of DXE product and service to StorageTek for our Networking Solutions segment accounted for 22% of total revenue.

(13) Noncash Financing and Investing Activities and Supplemental Cash Flow Information

Cash payments for interest expense in fiscal 2001, 2000, 1999 and the one month transition period ended January 31, 2000 were $285,000, $338,000, $222,000 and $6,000, respectively.

Cash payments for income taxes, net of refunds received, in fiscal 2001, 2000 and 1999 were $17,000, $3,286,000 and $2,116,000, respectively. There were no cash payments for income taxes or refunds received during the one month transition period ended January 31, 2000.

During fiscal 2001, 2000, 1999 and the one month transition period ending January 31, 2000, the Company entered into capital lease obligations for equipment valued at $279,000, $1,849,000, $653,000 and $307,000, respectively.

During fiscal 2001 and 2000, deferred tax assets increased by $994,000 and $5,736,000, respectively, as a result of the tax benefit from employee stock transactions which could not be currently utilized.

(14) Disclosures about Fair Value of Financial Instruments

The carrying amount for cash and cash equivalents, accounts receivable and long-term obligations approximates fair value because of the short maturity of those instruments. Marketable securities are recorded at market value at January 31, 2002.

(15) Related Party Transactions

During 2001, the Company purchased $491,000 of bandwidth from Dynegy Connect, an entity wholly owned by Dynegy Global Communications. At January 31, 2002 the Company has commitments to purchase $1.2 million of additional bandwidth from Dynegy Connect through fiscal 2006. All of the bandwidth purchases were for re-sale under specific agreements to customers at a profit. The bandwidth was purchased from Dynegy Connect because they offered the best pricing. The Company has purchased bandwidth from competitors of Dynegy Connect when their pricing has been more attractive. The Company's board member, Lawrence McLernon, is chief executive officer of Dynegy Global Communications.

(16) Subsequent Event

In February 2002, the Company sold $125 million of 3% convertible subordinated notes due February 2007, raising net proceeds of $121 million. The notes are convertible into our common stock at a price of $19.17 per share. The Company may redeem the notes upon payment of the outstanding principal balance, accrued interest and a make whole premium if the closing price of the Company common stock exceeds 175% of the conversion price for at least 20 consecutive trading days within a period of 30 consecutive trading days ending on the trading day prior to the date we mail the redemption notice.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Computer Network Technology Corporation:

We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the years ended January 31, 2002 and 2001, the year ended December 31, 1999, and the one month transition period ended January 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended January 31, 2002 and 2001, the year ended December 31, 1999, and the one month transition period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Minneapolis, Minnesota
February 25, 2002

QUARTERLY FINANCIAL DATA
(unaudited)

	Years Ended January 31, 2002 and 2001			
	First Quarter(2)	Second Quarter	Third Quarter(3)	Fourth Quarter
	(in thousands, except per share data)			
2001(1)				
Revenue	$ 29,413	$41,583	$55,362	$60,665
Gross profit	10,465	16,560	22,027	24,389
Income (loss) from operations	(10,478)	(2,597)	(326)	927
Income from discontinued operations, net of tax	6,423	—	1,799	—
Net income (loss)	(6,555)	(821)	2,398	1,272
Net income (loss) per share:				
Basic	(.22)	(.03)	.08	.04
Diluted	(.22)	(.03)	.08	.04
2000(1)				
Revenue	$ 38,607	$44,341	$46,198	$46,960
Gross profit	20,332	24,091	24,206	24,296
Income from operations	2,887	5,701	6,516	5,820
Loss from discontinued operations, net of tax	(116)	(1,903)	(1,150)	(966)
Net income	1,830	2,053	3,705	4,406
Net income per share:				
Basic	.08	.09	.15	.15
Diluted	.07	.08	.13	.14

(1) We divested Propelis Software, Inc. formerly known as our Enterprise Integration Solutions Division to focus all of our resources on our core storage networking business. Accordingly, the financial information for Propelis Software, Inc. has been accounted for as discontinued operations.

(2) Continuing operations for the first quarter of fiscal 2001 includes a $2.0 million write down of inventory, a $325,000 write-off of our FileSpeed product and a $1.0 million restructuring charge. Continuing operations also includes a loss on the sale and write-down of webMethods stock of $10.3 million. Discontinued operations for the first quarter of fiscal 2001 includes a provision of $6.2 million, net of tax, to accrue for the estimated future operating losses of Propelis Software, Inc. through the expected date of divestiture. Discontinued operations for the first quarter of 2001 includes an after tax gain of $12.6 million resulting from the sale of IntelliFrame.

(3) Continuing operations for the third quarter of fiscal 2000 includes a reversal of the unused balance of a 1999 fourth quarter accrual for an abandoned facility. The amount of the reversal was $287,000. Discontinued operations for the third quarter of fiscal 2001 includes an after tax gain of $1.8 million from the sale of substantially all of the remaining assets and liabilities of Propelis Software, Inc. to Jacada Ltd.

Item 9. Changes in and Disagreements with Accountants and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers

The information set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 25, 2002, to be filed with the Securities and Exchange Commission (the "Commission") on or before May 26, 2002, is incorporated herein by reference. For information concerning the executives officers, see Item 4A of this Annual Report on Form 10K.

Item 11. Executive Compensation

The information set forth under the captions "Summary Compensation Table," "Option Tables," "Employment Agreements," "Election of Directors — Compensation of Directors," "Internal Revenue Code Section 162(m)" and "Comparative Stock Price Performance" in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 25, 2002, to be filed with the Commission on or before May 26, 2002, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" in the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 25, 2002, to be filed with the Commission on or before May 26, 2002, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

During 2001, we purchased $491,000 of bandwidth from Dynegy Connect, an entity wholly owned by Dynegy Global Communications. At January 31, 2002 we have commitments to purchase $1.2 million of additional bandwidth from Dynegy Connect through fiscal 2006. All of the bandwidth purchases were for re-sale under specific agreements to customers at a profit. The bandwidth was purchased from Dynegy Connect because they offered us the best pricing. We have purchased bandwidth from competitors of Dynegy Connect when their pricing has been more attractive. Our board member, Lawrence McLernon, is chief executive officer of Dynegy Global Communications.

PART IV

Item 14. Exhibits, Consolidated Financial Statement Schedules, and Reports on Form 8-K.

(a) 1. Consolidated Financial Statements and Schedules of Registrant

Consolidated Statements of Operations for the Years Ended January 31, 2002 and 2001, December 31, 1999, and the one month transition period ended January 31, 2000.

Consolidated Balance Sheets as of January 31, 2002 and 2001.

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the Years Ended January 31, 2002 and 2001, December 31, 1999, and the one month transition period ended January 31, 2000.

Consolidated Statements of Cash Flows for the Years Ended January 31, 2002 and 2001, December 31, 1999, and the one month transition period ended January 31, 2000.

Notes to Consolidated Financial Statements

Independent Auditors' Report

(a) 2. Consolidated Financial Statement Schedule of Registrant

Independent Auditors' Report on Consolidated Financial Statement Schedule

Schedule II: Valuation and Qualifying Accounts for the Years Ended January 31, 2002 and 2001, December 31, 1999 and the one month transition period ended January 31, 2000.

All other schedules are omitted as the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

Schedule II

COMPUTER NETWORK TECHNOLOGY CORPORATION

Valuation and Qualifying Accounts

Years ended January 31, 2002, 2001 and December 31, 1999 and the One Month Transition period ended January 31, 2000 (in thousands)

Description	Balance at beginning of period	Additions: Charged to costs & expenses	Additions: Charged to other account	Deductions	Balance at end of period
Year ended January 31, 2002					
Allowance for doubtful accounts and sales returns	$2,383	898	—	(1,433)	$1,848
Year ended January 31, 2001					
Allowance for doubtful accounts and sales returns	$1,128	1,600	—	(345)	$2,383
One month period ended January 31, 2000					
Allowance for doubtful accounts and sales returns	$ 959	169	—	—	$1,128
Year ended December 31, 1999					
Allowance for doubtful accounts and sales returns	$1,225	519	—	(785)	$ 959

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Shareholders
Computer Network Technology Corporation:

Under the date of February 25, 2002, we reported on the consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the years ended January 31, 2002 and 2001, the year ended December 31, 1999, and the one month transition period ended January 31, 2000 as contained in the fiscal 2001 annual report on Form 10-K. These consolidated financial statements and our report thereon are included in the annual report on Form 10-K for fiscal 2001. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related financial statement schedule as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Minneapolis, Minnesota
February 25, 2002

(a) 3. Exhibits

The Company undertakes to furnish to any shareholder so requesting a copy of any of the following exhibits upon payment to the Company of the reasonable costs incurred by the Company in furnishing any such exhibit.

Exhibit	Description
2.	Purchase Agreement as of April 3, 2001 between Computer Network Technology Corporation and Ernest J. Parsons (Articulent, Inc.).(2)
3.1	Second Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibits 3(i)-1 and 3(i)-2 to current report on Form 8-K dated May 25, 1999.)
3.2	Articles of Amendment of the Second Restated Articles of the Company. (Incorporated by reference to Exhibit 3(i)-1 to current report on Form 8-K dated May 25, 1999.)
3.3	By-laws of the Company. (Incorporated by reference to Exhibit 3(ii)-1 to current report on Form 8-K dated May 25, 1999.)
4.1	Rights Agreement between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent including the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 1 to Form 8-A dated July 29, 1998 and Exhibit 1 to Form 8-A/A dated November 27, 2000.)
4.2	First Amendment of Rights Agreement dated November 21, 2000. (Incorporated by Reference to Exhibit 1 to Form 8-A/A dated November 27, 2000.)
4.3	First Amendment of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock. ($.01 Par Value Per Share) of Computer Network Technology Corporation (Incorporated by reference to Exhibit 2 to Form 8-A/A dated November 27, 2000.)
4.4	Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to Form S-3 Registration Statement No. 333-80841.)
4.5	Registration Rights Agreement, dated as of February 20, 2002, among Bear, Sterns & Co. Inc., SG Cowan Securities Corporation and Soundview Technology Corporation(2)
4.6	Indenture, dated as of February 20, 2002, between the Company and U.S. Bank National Association, as Trustee(2)
4.7	Form of Note (included in Exhibit 4.6)(2)
10.1	Amended 1992 Stock Award Plan.(1)(2)
10.2	Amended and Restated 1999 Non-Qualified Stock Award Plan.(2)
10.3	March 10, 1994 Incentive Stock Option Agreements. (Incorporated by reference to Exhibit 28.2 Form S-8 Registration Statement No. 33-83266.)(1)
10.4	March 10, 1994 Non-Qualified Stock Option Agreements. (Incorporated by reference to Exhibit 28.3 Form S-8 Registration Statement No. 33-83266.)(1)
10.5	Building Lease by and between Opus Northwest, L.L.C., and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10A Form 10Q for the quarterly period ended September 30, 1998.)
10.6	Employment Agreement by and between the Company and Thomas G. Hudson as amended. (Incorporated by reference to Exhibit 10Z Form 10-Q for the quarterly period ended June 30, 1996.)(1)
10.7	CNT's 2002 Annual Bonus Plan.(1)(2)
10.8	Employment Agreement by and between the Company and Mark Knittel. (Incorporated by reference to Exhibit 10AA Form 10-K for the year ended December 31, 1997.)(1)

Exhibit	Description
10.9	Amendment to CNT Executive Deferred Compensation Plan. (Incorporated by reference to Exhibit 10I Form 10-K for the year ended January 31, 2001.) (1)
10.10	Employment/Non-Compete Agreement by and between the Company and Nick V. Ganio. (Incorporated by reference to Exhibit 10Q to Form 10-K for the Year Ended December 31, 1998.) (1)
10.11	1997 Restricted Stock Plan. (1) (2)
10.12	Articulent One-Time Bonus Plan (Incorporated by reference to Exhibit 99.2 to Form 8-K dated April 3, 2001.) (1)
10.13	Amended and Restated 1992 Employee Stock Purchase Plan (1) (2)
10.14	2002 Stock Award Plan (1) (2)
12.	Ratio of Earnings to Fixed Charges (2)
21.	Subsidiaries of the Registrant. (2)
23.	Independent Auditors' Consent. (2)
99.1	Cautionary Statements. (2)
99.2	Calculation of Additional Purchase Price to be Paid in Connection with Acquisition of Articulent, Inc. (Incorporated by reference to Exhibit 99.1 to Form 8-K dated April 3, 2001).

(1) Management contracts or compensatory plans or arrangements with the Company.

(2) Filed herewith.

(b) Reports on Form 8-K

No filings were made on Form 8-K during the quarterly period ended January 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY CORPORATION

Dated: April 12, 2002

By: /s/ THOMAS G. HUDSON

Thomas G. Hudson, President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ THOMAS G. HUDSON Thomas G. Hudson	President and Chief Executive Officer (Principal Executive Officer) and Director	April 24, 2002
/s/ GREGORY T. BARNUM Gregory T. Barnum	Vice President of Finance, Chief Financial Officer and Secretary (Principal Financial Officer)	April 24, 2002
/s/ JEFFREY A. BERTELSEN Jeffrey A. Bertelsen	Corporate Controller and Treasurer (Principal Accounting Officer)	April 24, 2002
/s/ PATRICK W. GROSS Patrick W. Gross	Director	April 24, 2002
/s/ ERWIN A. KELEN Erwin A. Kelen	Director	April 24, 2002
/s/ LAWRENCE MCLERNON Lawrence McLernon	Director	April 24, 2002
/s/ JOHN A. ROLLWAGEN John A. Rollwagen	Director	April 24, 2002

INDEX TO EXHIBITS

Exhibit	Description
2.	Purchase Agreement as of April 3, 2001 between Computer Network Technology Corporation and Ernest J. Parsons (Articulent, Inc.).(2)
3.1	Second Restated Articles of Incorporation of the Company. (Incorporated by reference to Exhibits 3(i)-1 and 3(i)-2 to current report on Form 8-K dated May 25, 1999.)
3.2	Articles of Amendment of the Second Restated Articles of the Company. (Incorporated by reference to Exhibit 3(i)-1 to current report on Form 8-K dated May 25, 1999.)
3.3	By-laws of the Company. (Incorporated by reference to Exhibit 3(ii)-1 to current report on Form 8-K dated May 25, 1999.)
4.1	Rights Agreement between the Company and Chase Mellon Shareholder Services, L.L.C., as Rights Agent including the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Exhibit 1 to Form 8-A dated July 29, 1998 and Exhibit 1 to Form 8-A/A dated November 27, 2000.)
4.2	First Amendment of Rights Agreement dated November 21, 2000. (Incorporated by Reference to Exhibit 1 to Form 8-A/A dated November 27, 2000.)
4.3	First Amendment of Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock. ($.01 Par Value Per Share) of Computer Network Technology Corporation (Incorporated by reference to Exhibit 2 to Form 8-A/A dated November 27, 2000.)
4.4	Form of Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to Form S-3 Registration Statement No. 333-80841.)
4.5	Registration Rights Agreement, dated as of February 20, 2002, among Bear, Sterns & Co. Inc., SG Cowan Securities Corporation and Soundview Technology Corporation(2)
4.6	Indenture, dated as of February 20, 2002, between the Company and U.S. Bank National Association, as Trustee(2)
4.7	Form of Note (included in Exhibit 4.6)(2)
10.1	Amended 1992 Stock Award Plan.(1)(2)
10.2	Amended and Restated 1999 Non-Qualified Stock Award Plan.(2)
10.3	March 10, 1994 Incentive Stock Option Agreements. (Incorporated by reference to Exhibit 28.2 Form S-8 Registration Statement No. 33-83266.)(1)
10.4	March 10, 1994 Non-Qualified Stock Option Agreements. (Incorporated by reference to Exhibit 28.3 Form S-8 Registration Statement No. 33-83266.)(1)
10.5	Building Lease by and between Opus Northwest, L.L.C., and Computer Network Technology Corporation. (Incorporated by reference to Exhibit 10A Form 10Q for the quarterly period ended September 30, 1998.)
10.6	Employment Agreement by and between the Company and Thomas G. Hudson as amended. (Incorporated by reference to Exhibit 10Z Form 10-Q for the quarterly period ended June 30, 1996.)(1)
10.7	CNT's 2002 Annual Bonus Plan.(1)(2)
10.8	Employment Agreement by and between the Company and Mark Knittel. (Incorporated by reference to Exhibit 10AA Form 10-K for the year ended December 31, 1997.)(1)
10.9	Amendment to CNT Executive Deferred Compensation Plan. (Incorporated by reference to Exhibit 10I Form 10-K for the year ended January 31, 2001.)(1)
10.10	Employment/Non-Compete Agreement by and between the Company and Nick V. Ganio. (Incorporated by reference to Exhibit 10Q to Form 10-K for the Year Ended December 31, 1998.)(1)

Exhibit	Description
10.11	1997 Restricted Stock Plan.(1)(2)
10.12	Articulent One-Time Bonus Plan (Incorporated by reference to Exhibit 99.2 to Form 8-K dated April 3, 2001.)(1)
10.13	Amended and Restated 1992 Employee Stock Purchase Plan(1)(2)
10.14	2002 Stock Award Plan(1)(2)
12.	Ratio of Earnings to Fixed Charges(2)
21.	Subsidiaries of the Registrant.(2)
23.	Independent Auditors' Consent.(2)
99.1	Cautionary Statements.(2)
99.2	Calculation of Additional Purchase Price to be Paid in Connection with Acquisition of Articulent, Inc. (Incorporated by reference to Exhibit 99.1 to Form 8-K dated April 3, 2001).

(1) Management contracts or compensatory plans or arrangements with the Company.

(2) Filed herewith.